Management Discussion & Analysis and Complete Financial Statements Fourth Quarter of 2025

# Contents

## Management discussion & analysis 03

| | |
|---|---|
| **Executive Summary** | **05** |
| **Income Statement and Balance Sheet Analysis** | **11** |
| Managerial Financial Margin | 12 |
| Cost of Credit | 13 |
| Credit Quality | 14 |
| Commissions and Fees | 17 |
| Non-interest Expenses | 19 |
| Balance Sheet | 20 |
| Credit Portfolio | 21 |
| Funding | 22 |
| Capital, Liquidity and Market Ratios | 23 |
| Results by Region | 24 |
| Results by Business Segments | 25 |
| Global Footprint | 27 |
| 2026 Guidance | 28 |
| **Additional Information** | **30** |
| Comparison between BRGAAP and IFRS | 31 |
| Glossary | 33 |
| **Independent Auditor's Report** | **35** |

## Financial Statements 37

Management Discussion & Analysis and Complete Financial Statements Management Discussion & Analysis 4th quarter of 2025

Executive Summary (This page was intentionally left blank) 4

Executive Summary

5

Management Discussion & Analysis > Executive Summary

# Managerial Income Summary

As from January 2025, considers the adoption of Resolution 4,966 prospectively. The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

| | In R$ million (except where indicated) | 4Q25 | 3Q25 | 4Q24 | 2025 | 2024 |
|---|---|---|---|---|---|---|
| Results | Recurring Managerial Result | 12,317 | 11,876 | 10,884 | 46,830 | 41,403 |
| | Operating Revenues (1) | 47,560 | 46,567 | 44,098 | 184,393 | 168,956 |
| | Managerial Financial Margin (2) | 31,527 | 31,382 | 29,388 | 124,408 | 112,445 |
| Performance | Recurring Managerial Return on Average Equity - Annualized - Consolidated (3) | 24.4% | 23.3% | 22.1% | 23.4% | 22.2% |
| | Recurring Managerial Return on Average Equity - Annualized - Brazil (3) | 26.0% | 24.2% | 23.4% | 24.6% | 23.3% |
| | Recurring Managerial Return on Average Assets - Annualized (4) | 1.6% | 1.6% | 1.4% | 1.6% | 1.4% |
| | Nonperforming Loans Ratio (90 days overdue) - Total (5) | 1.9% | 1.9% | 2.0% | 1.9% | 2.0% |
| | Efficiency Ratio (ER) (6) | 38.9% | 39.5% | 40.7% | 38.8% | 39.5% |
| Shares | Recurring Managerial Result per Share (R$) (7)(8) | 1.12 | 1.07 | 0.98 | | |
| | Net Income per Share (R$) (7)(8) | 1.08 | 1.04 | 0.95 | | |
| | Number of Total Shares at the end of the period - in million (8) | 11,027 | 11,054 | 11,074 | | |
| | Book Value per Share (R$) (8) | 17.79 | 18.74 | 18.15 | | |
| | Dividends and Interest on Own Capital net of Taxes (9) | 23,569 | 758 | 18,026 | | |
| | Market Capitalization (10) | 422,531 | 397,245 | 282,291 | | |
| | Market Capitalization (10) (US$ million) | 77,033 | 74,702 | 45,688 | | |
| Balance Sheet | Total Assets | 3,096,277 | 2,996,463 | 3,048,537 | | |
| | Total Credit Portfolio, including Financial Guarantees Provided and Private Securities | 1,490,816 | 1,402,039 | 1,406,357 | | |
| | Deposits + Funds from Bills + Securities + Borrowings and Onlending (11) | 1,701,569 | 1,570,438 | 1,557,161 | | |
| | Loan Portfolio/Funding (11) | 79.7% | 81.4% | 82.4% | | |
| | Stockholders' Equity | 196,146 | 207,164 | 201,055 | | |
| | Solvency Ratio - Prudential Conglomerate (BIS Ratio) | 15.2% | 16.4% | 16.5% | | |
| | Tier I Capital - BIS III | 13.8% | 14.8% | 15.0% | | |
| | Common Equity Tier I - BIS III | 12.3% | 13.5% | 13.7% | | |
| | Liquidity Coverage Ratio (LCR) | 215.0% | 218.7% | 221.3% | | |
| | Net Stable Funding Ratio (NSFR) | 124.8% | 123.3% | 122.0% | | |
| Other | Portfolio Managed and Investment Funds | 2,410,735 | 2,220,495 | 2,001,939 | | |
| | Total Number of Employees | 92,470 | 93,554 | 96,219 | | |
| | Brazil | 82,693 | 83,609 | 86,228 | | |
| | Abroad | 9,777 | 9,945 | 9,991 | | |
| | Branches and CSBs - Client Service Branches (12) | 2,529 | 2,617 | 2,928 | | |
| | ATM - Automated Teller Machines (13) | 13,605 | 14,091 | 15,823 | | |

**Note:** (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes securities; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares. The number of outstanding shares was adjusted to reflect bonus shares of (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. As a result, the historical series of per share indicators was restated starting from January 2022; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Source: Bloomberg; (11) As detailed in the Balance Sheet section; (12) As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change; (13) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs.

Executive Summary

Management Discussion & Analysis > Executive Summary

6

# Managerial Income Statement

## Reconciliation between Accounting and Managerial Financial Statements | 4th quarter of 2025

| In R$ million | Accounting | Extraordinary Items | Managerial adjustments | | Managerial |
|---|---|---|---|---|---|
| | | | Tax effects | Reclassifications | |
| **Operating Revenues** | **42,929** | **(190)** | **2,097** | **2,724** | **47,560** |
| Managerial Financial Margin | 25,831 | (349) | 2,097 | 3,947 | 31,527 |
| Financial Margin with Clients | - | - | - | 30,930 | 30,930 |
| Financial Margin with the Market | - | - | - | 597 | 597 |
| Commissions and Fees | 13,120 | - | - | (560) | 12,560 |
| Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses | 2,254 | - | - | 1,219 | 3,473 |
| Other Operating Income | 1,186 | 159 | - | (1,345) | - |
| Equity in Earnings of Affiliates and Other Investments | 346 | - | - | (346) | - |
| Non-operating Income | 191 | - | - | (191) | - |
| **Cost of Credit** | **(4,823)** | **-** | **-** | **(4,574)** | **(9,397)** |
| Expected loss expenses | (6,190) | - | - | (3,841) | (10,031) |
| Discounts Granted | - | - | - | (882) | (882) |
| Recovery of Loans Written Off as Losses | 1,366 | - | - | 149 | 1,516 |
| **Retained Claims** | **(436)** | **-** | **-** | **2** | **(435)** |
| **Other Operating Expenses** | **(22,686)** | **1,050** | **(186)** | **1,874** | **(19,948)** |
| Non-interest Expenses | (20,375) | 1,084 | - | 1,968 | (17,324) |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (2,315) | (34) | (186) | (84) | (2,619) |
| Insurance Selling Expenses | 4 | - | - | (9) | (5) |
| **Income before Tax and Profit Sharing** | **14,984** | **860** | **1,912** | **26** | **17,781** |
| **Income Tax and Social Contribution** | **(2,470)** | **(516)** | **(1,912)** | **(149)** | **(5,046)** |
| **Profit Sharing Management Members - Statutory** | **(161)** | **-** | **-** | **161** | **-** |
| **Minority Interests** | **(416)** | **36** | **-** | **(37)** | **(417)** |
| **Net Income** | **11,937** | **380** | **-** | **-** | **12,317** |

## Extraordinary Items | Net of Taxes Effects

| In R$ million | 4Q25 | 3Q25 | 4Q24 | 2025 | 2024 |
|---|---|---|---|---|---|
| **Net Income** | **11,937** | **11,561** | **10,558** | **45,671** | **40,231** |
| **(-) Extraordinary Items** | **(380)** | **(315)** | **(326)** | **(1,159)** | **(1,172)** |
| Goodwill amortization | (174) | (178) | (194) | (727) | (774) |
| Impairment of internally developed software assets | (227) | (58) | (167) | (317) | (167) |
| Provision for restructuring | (65) | (55) | - | (676) | - |
| Tax provision | 43 | - | - | 550 | - |
| Result on the partial sale of XP Inc. shares | - | - | - | - | (261) |
| Other | 43 | (25) | 35 | 11 | 30 |
| **Recurring Managerial Result** | **12,317** | **11,876** | **10,884** | **46,830** | **41,403** |

Executive Summary

7

Management Discussion & Analysis > Executive Summary

## Income Statement of the 4th quarter of 2025

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ | 2025 | 2024 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | **47,560** | **46,567** | **2.1%** | **44,098** | **7.9%** | **184,393** | **168,956** | **9.1%** |
| Managerial Financial Margin | 31,527 | 31,382 | 0.5% | 29,388 | 7.3% | 124,408 | 112,445 | 10.6% |
| Financial Margin with Clients | 30,930 | 30,479 | 1.5% | 28,484 | 8.6% | 121,128 | 108,024 | 12.1% |
| Financial Margin with the Market | 597 | 902 | -33.9% | 904 | -34.0% | 3,280 | 4,421 | -25.8% |
| Commissions and Fees | 12,560 | 11,755 | 6.9% | 11,697 | 7.4% | 46,891 | 45,110 | 3.9% |
| Revenues from Insurance [1] | 3,473 | 3,430 | 1.2% | 3,013 | 15.3% | 13,093 | 11,401 | 14.8% |
| **Cost of Credit** | **(9,397)** | **(9,145)** | **2.8%** | **(8,643)** | **8.7%** | **(36,611)** | **(34,493)** | **6.1%** |
| Expected Loss Expenses | (10,031) | (9,780) | 2.6% | (9,562) | 4.9% | (38,969) | (37,212) | 4.7% |
| Discounts Granted | (882) | (714) | 23.6% | (615) | 43.4% | (3,018) | (2,449) | 23.2% |
| Recovery of Loans Written Off as Losses | 1,516 | 1,348 | 12.4% | 1,534 | -1.2% | 5,376 | 5,167 | 4.0% |
| **Retained Claims** | **(435)** | **(449)** | **-3.2%** | **(400)** | **8.5%** | **(1,658)** | **(1,615)** | **2.6%** |
| **Other Operating Expenses** | **(19,948)** | **(19,858)** | **0.5%** | **(19,368)** | **3.0%** | **(77,555)** | **(72,340)** | **7.2%** |
| Non-interest Expenses | (17,324) | (17,150) | 1.0% | (16,707) | 3.7% | (66,762) | (62,108) | 7.5% |
| Tax Expenses for ISS, PIS, Cofins and Other Taxes | (2,619) | (2,703) | -3.1% | (2,647) | -1.1% | (10,771) | (10,203) | 5.6% |
| Insurance Selling Expenses | (5) | (5) | 0.5% | (14) | -65.1% | (22) | (30) | -27.2% |
| **Income before Tax and Minority Interests** | **17,781** | **17,116** | **3.9%** | **15,687** | **13.3%** | **68,569** | **60,507** | **13.3%** |
| **Income Tax and Social Contribution** | **(5,046)** | **(4,940)** | **2.2%** | **(4,475)** | **12.8%** | **(20,396)** | **(17,863)** | **14.2%** |
| **Minority Interests in Subsidiaries** | **(417)** | **(300)** | **39.2%** | **(328)** | **27.3%** | **(1,343)** | **(1,241)** | **8.2%** |
| **Recurring Managerial Result** | **12,317** | **11,876** | **3.7%** | **10,884** | **13.2%** | **46,830** | **41,403** | **13.1%** |

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

## Credit Portfolio including Financial Guarantees Provided and Private Securities

| In R$ billion, end of period | 4Q25 | 3Q25 | Δ | 4Q24 | Δ |
|---|---|---|---|---|---|
| **Individuals** | **474.3** | **456.4** | **3.9%** | **444.8** | **6.6%** |
| Credit Card Loans | 153.5 | 142.2 | 8.0% | 142.2 | 8.0% |
| Personal Loans | 67.4 | 68.4 | -1.4% | 65.9 | 2.2% |
| Payroll Loans | 75.3 | 72.4 | 4.0% | 74.4 | 1.2% |
| Vehicle Loans | 36.3 | 36.3 | -0.1% | 36.5 | -0.6% |
| Mortgage Loans | 141.7 | 137.1 | 3.4% | 125.7 | 12.8% |
| **Very Small, Small and Middle Market Loans [1,2]** | **303.1** | **278.4** | **8.8%** | **278.8** | **8.7%** |
| **Corporate Loans [2]** | **455.9** | **437.7** | **4.1%** | **433.2** | **5.2%** |
| **Total for Brazil with Financial Guarantees Provided and Private Securities** | **1,233.2** | **1,172.5** | **5.2%** | **1,156.8** | **6.6%** |
| **Latin America [2]** | **257.6** | **229.5** | **12.2%** | **249.6** | **3.2%** |
| **Total with Financial Guarantees Provided and Private Securities** | **1,490.8** | **1,402.0** | **6.3%** | **1,406.4** | **6.0%** |
| **Total with Financial Guarantees Provided and Private Securities (ex-foreign exchange rate variation) [3]** | **1,490.8** | **1,426.7** | **4.5%** | **1,388.8** | **7.3%** |

(1) Includes Rural Loans to Individuals. (2) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas, Eurobonds, Credit Right Funds, exposures to financial institutions and agribusiness trading operations. (3) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client.

Executive Summary

8

Management Discussion & Analysis > Executive Summary

## Management commentary

The bank's recurring managerial result reached R$12.3 billion in the fourth quarter of 2025, a 3.7% increase from the previous quarter. Recurring managerial return on equity was 24.4% on a consolidated basis and 26.0% in operations in Brazil.

• The loan portfolio increased by 6.3% in the consolidated figures and by 5.2% in Brazil in the quarter, while annual growth was 6.0% and 6.6%, respectively.

• The individuals loan portfolio in Brazil was up 3.9%, with a 8.0% increase in credit cards and 3.4% growth in mortgage loans. In the quarter, payroll loans grew 4.0%, with a 27.5% increase in the private sector.

• The loan portfolio for very small, small and middle-market companies grew 8.8% in the quarter, the highlight was the increase of 10.0% in the portfolio of government programs, mainly in small companies, and of 12.0% in middle-market companies, due to higher demand.

• Financial margin with clients grew 1.5% compared to the previous quarter. This increase was mainly driven by the higher average credit volume, higher liabilities margin, in addition to the higher gains with our own working capital.

• The nonperforming loans 15 to 90 days overdue ratio (NPL 15-90), including securities, decreased by 0.4 p.p., closing the quarter at 1.6%. The ratio decreased by 1.0 p.p. in the corporate segment in Brazil, closing the quarter at 0.03%. The reductions, both on a consolidated basis and in the corporate segment, were due to a specific client that became overdue in the previous quarter and whose portfolio was sold in the fourth quarter.

• The consolidated nonperforming loans 90 days overdue ratio (NPL 90), including securities, remained stable, as did the ratio for operations in Brazil. These ratios remained at 1.9% and 2.0%, respectively.

• Cost of credit increased by 2.8% compared to the previous quarter and reached R$9.4 billion. Cost of credit over average portfolio remained at the same level of the previous quarter at 2.6%.

• Commissions and fees and result from insurance operations increased 5.9%. Revenue from investment banking and brokerage services grew 17.1%, driven by the issuance and distribution of fixed income securities. We also recorded an increase in revenue from card-issuing activities and payments and collections, which are seasonally higher in the fourth quarter due to higher economic activity. Also worth mentioning is the growth of fund management fees, driven by performance fees, which are usually recognized in the fourth quarter, in addition to the higher volume of funds.

• Non-interest expenses increased 1.0% in the quarter. The full effects of the annual collective bargaining agreement negotiations were partially offset by the progress made in efficiency measures. Given this dynamic in the results, our efficiency ratio was 38.9% on a consolidated basis and 36.9% in Brazil in the fourth quarter.

**Compared to 2024**

The recurring managerial result posted an increase of 13.1%, and reached R$46.8 billion in 2025. Recurring managerial return was 23.4% on a consolidated basis and 24.6% in Brazil, up 1.3 p.p. on a year-on-year basis in both cases.

• Financial margin with clients increased 12.1% on a year-on-year basis, due to the increases in loan portfolio, liabilities margin and the higher remuneration of our own working capital.

• Financial margin with the market was down 25.8%, due to the increase in the cost of hedging the capital ratio.

• Cost of credit was up by 6.1% due to loan portfolio growth, whereas cost of credit over portfolio, which closed the year at 2.6%, was down 0.1 p.p.

• Commissions and fees and result from insurance operations rose by 6.3%. Revenues from card issuing activities, asset management and payments and collections increased. It is worth highlighting the 11.7% growth in the volume of transactions in the acquiring business. There was also a noteworthy increase in result from insurance operations, due to the growth in earned premiums.

• Non-interest expenses were up 7.5%, whereas the efficiency ratio reached 38.8% on a consolidated basis and 36.9% in Brazil, decreases of 0.7 p.p. and 0.9 p.p., respectively.

## Main Figures

| Item | 4Q25 | 4Q25 x 3Q25 |
|---|---|---|
| Managerial Recurring Result | R$12.3 bn | +3.7% |
| Credit portfolio | R$1,490.8 bn | +6.3% |
| Financial margin with clients | R$30.9 bn | +1.5% |
| Financial margin with the market | R$0.6 bn | -33.8% |
| Cost of credit | R$9.4 bn | +2.8% |
| Fees and insurance | R$15.6 bn | +5.9% |
| Non-interest expenses | R$17.3 bn | +1.0% |
| Recurring managerial return on average equity | 24.4% | +1.1 p.p. |

CET 1 @ 11.5% —> Consolidated ROE of 25.4%

Executive Summary

Management Discussion & Analysis > Executive Summary

9

## 2025 Forecast

| | Actual | Guidance |
|---|---|---|
| **Total credit portfolio**[1] | 6.0% | 4.5% – 8.5% |
| **Financial margin with clients** | 12.1% | 11.0% – 14.0% |
| **Financial margin with the market** | R$3.3 billion | R$3.0 bn – R$3.5 bn |
| **Cost of credit**[2] | R$36.6 billion | R$34.5 bn – R$38.5 bn |
| **Commissions and fees and results from insurance operations**[3] | 6.3% | 4.0% – 7.0% |
| **Non-interest expenses** | 7.5% | 5.5% – 8.5% |
| **Effective tax rate** | 29.7% | 28.5% – 30.5% |

(1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Executive Summary 10 (This page was intentionally left blank)

Análise do Resultado e Balanço Patrimonial Management Discussion & Analysis and Complete Financial Statements Incom Stat ment and Balance Sheet Analysis

12

# Managerial Financial Margin

**Management Discussion & Analysis >** Managerial Financial Margin

Financial margin with clients was up by 1.5% in the quarter. Below are the main changes, compared with the previous quarter:

- **Working capital and other (+ R$0.1 billion):** mainly driven by the positive effect of the higher average remuneration rate.
- **Average volume (+ R$0.5 billion):** positive impact due to the increase in average profitable portfolio, with highlights including increases in mortgage loans, private payroll and government programs for small companies.
- **Product mix (- R$0.3 billion):** decreased as a result of the lower share of more profitable products, such as unsecured personal loans, financed credit cards and personalized credit.
- **Spreads and liabilities' margin (+ R$0.3 billion):** mainly driven by the positive effect of the higher average volume of liabilities.

Compared to the previous year, financial margin with clients was up by 12.1%, driven by the greater volume of credit and higher liabilities' margin (both in terms of volume and remuneration rate), as well as a higher margin from our own working capital.

Financial margin with the market decreased by 33.9% in the quarter, mainly driven by lower gains on the trading desk in Brazil. In 2025, compared to the previous year, the 25.8% reduction was driven by the higher cost of hedging the capital ratio.

**Margin with Clients**

**R$30.9 bn**

+1.5% 4Q25 x 3Q25

+8.6% 4Q25 x 4Q24

**Margin with the Market**

**R$0.6 bn**

-33.9% 4Q25 x 3Q25

-34.0% 4Q25 x 4Q24

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ | 2025 | 2024 | Δ |
|---|---|---|---|---|---|---|---|---|
| Financial Margin with Clients | 30,930 | 30,479 | 1.5% | 28,484 | 8.6% | 121,128 | 108,024 | 12.1% |
| Financial Margin with the Market | 597 | 902 | -33.9% | 904 | -34.0% | 3,280 | 4,421 | -25.8% |
| **Total** | **31,527** | **31,382** | **0.5%** | **29,388** | **7.3%** | **124,408** | **112,445** | **10.6%** |

## Breakdown of changes in the Financial Margin with Clients

In R$ billion


+ 1.5%
30.5
-3.9
26.6
0.5
-0.3
0.3
-0.1
-0.04
27.0
4.0
30.9
3Q25
Working capital[1] and others 3Q25
Spread-sensitive operations 3Q25
Average Volume
Product Mix
Spreads and liabilities' margin
Calendar and working days
Latin America and others[2]
Spread-sensitive operations 4Q25
Working capital[1] and others 4Q25
4Q25

[1] Includes capital allocated to business areas (except treasury) and the corporation working capital. [2] Includes Latin America margin, structured operations from the wholesale business segment and acquiring financial margin.

## Annualized Average Rate of the Financial Margin with Clients

| In R$ million, end of period | 4Q25 | | | 3Q25 | | |
|---|---|---|---|---|---|---|
| | Average Balance[1] | Financial Margin | Average Rate (p.a.) | Average Balance[1] | Financial Margin | Average Rate (p.a.) |
| **Financial Margin with Clients** | **1,425,978** | **30,930** | **8.9%** | **1,385,363** | **30,479** | **9.0%** |
| Spread-Sensitive Operations | 1,279,730 | 26,955 | 8.6% | 1,236,781 | 26,629 | 8.8% |
| Working Capital and Other | 146,248 | 3,975 | 11.2% | 148,582 | 3,850 | 10.7% |
| **Cost of Credit** | | **(9,397)** | | | **(9,145)** | |
| **Risk-Adjusted Financial Margin with Clients** | **1,425,978** | **21,533** | **6.1%** | **1,385,363** | **21,334** | **6.2%** |

[1] Average daily balance.

### Consolidated


8.6%
9.0%
9.2%
9.0%
8.9%
5.9%
6.1%
6.3%
6.2%
6.1%
4Q24
1Q25
2Q25
3Q25
4Q25

### Brazil


9.3%
9.8%
10.0%
9.8%
9.7%
6.3%
6.6%
6.9%
6.7%
6.6%
4Q24
1Q25
2Q25
3Q25
4Q25

Financial Margin with Clients — Risk-Adjusted Financial Margin with Clients

13 59.1% 58.6% 57.9% 58.2% 56.8% 22.8% 24.0% 24.5% 24.1% 25.0% 18.1% 17.3% 17.5% 17.7% 18.2% 58.1 58.2 57.4 57.3 56.0 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Stage 1 Stage 2 Stage 3 Cost of Credit Management Discussion & Analysis > Cost of Credit Cost of credit reached R$9.4 billion in the fourth quarter of 2025, an increase of 2.8% com- pared to the previous quarter. There was an increase in discounts granted in the Wholesale Business in Brazil, mainly due to the impact of the sale of assets of a specific customer in the segment. This increase was partially offset by lower the cost of credit in the Retail business in Brazil, due to the higher recovery of loans written off as losses, which is seasonally higher in the fourth quarter. Cost of credit was up R$2.1 billion on a year-on-year basis. This increase was in line with portfolio growth, while the cost of credit over portfolio remained stable compared to the previous year. The increases in the Retail business segment in Brazil of R$1.8 billion and in the Wholesale business segment in Brazil of R$0.9 billion were partially offset by the de- crease of R$0.6 billion in cost of credit in Latin America, mainly due to a specific client in the Corporate segment in Chile. Recovery of Loans Written off as Losses and Sales of Financial Assets Recovery of loans written off as losses increased from the previous quarter both in the Retail and the Wholesale business segment in Brazil. In the fourth quarter of 2025, portfolios already written off as losses were sold in the amount of R$7.1 billion, with a positive impact of R$156.0 million on the recovery of loans and of R$86 million on recurring managerial result. These sales do not impact credit quality indica- tors. In the quarter, we recorded sales of active portfolios to unrelated companies with no retention of risk. Of these sales, R$3.3 billion refer to active loans from the Wholesale business segment in Brazil that were more than 90 days overdue, the main portfolio being of a specific client of the corporate segment, classified as stage 3. At the end of December 2025, this portfolio would still be active. We also sold a port- folio of R$25 million of active loans from Latin America more than 90 days overdue, that would still be active at the end of December 2025. Additionally, we sold R$1.3 billion (R$1.1 billion from large companies and R$189 million from Latin America) from active portfolios not overdue. These sales of active portfolios had a negative impact of R$180 million on cost of credit and a negative impact of R$21 million on recurring managerial result. In credit quality, the sale of these portfolio 90 days overdue, would have brought an impact of 0.9 p.p. in cor- porate ratio, 0.3 p.p. in Brazil and of 0.2 p.p. in the consolidated ratio. Cost of Credit +2.8% +8.7% 4Q25 x 3Q25 R$9.4 bn 4Q25 x 4Q24 7,388 8,157 7,709 8,013 7,737 694 115 692 604 1,001 561 704 691 528 659 8,643 8,976 9,093 9,145 9,397 2.5 2.6 2.6 2.6 2.6 4Q24 1Q25 2Q25 3Q25 4Q25 Latin America ex-Brazil Wholesale - Brazil Retail - Brazil Cost of Credit / Loan Portfolio (*) - Annualized (%) Cost of credit by segment Balance of Provision for Expected Loss by Stage (*) Average balance of the credit portfolio (including securities) with financial guarantees provided. (*) Average balance of the credit portfolio (including securities) with financial guarantees provided. Note: The impairment expense previously presented within the cost of credit was added to the expected loss expenses line for periods prior to 1Q25. With the adoption of CMN Resolution No. 4,966/21, the expected loss expenses now also includes the portfolio of securities with the characteristic of granting credit. R$ million R$ billion Note: The information for December 2024 refers to the situation on January 1, 2025, in accordance with the adoption of the new accounting policies. In R$ million 4Q25 3Q25 D 4Q24 D 2025 2024 D Expected Loss Expenses (10,031) (9,780) 2.6% (9,562) 4.9% (38,969) (37,212) 4.7% Recovery of Loans Written Off as Losses 1,516 1,348 12.4% 1,534 -1.2% 5,376 5,167 4.0% Discounts Granted (882) (714) 23.6% (615) 43.4% (3,018) (2,449) 23.2% Cost of Credit (9,397) (9,145) 2.8% (8,643) 8.7% (36,611) (34,493) 6.1% Cost of Credit / Total Risk (*) - Annualized (%) 2.6 2.6 0.0 p.p. 2.5 0.1 p.p. 2.6 2.7 -0.1 p.p.

14

# Credit Quality

**Management Discussion & Analysis >** Credit Quality

The nonperforming loans 90 days overdue ratio (NPL 90) remained stable for another consecutive quarter.

In Brazil, the ratio for individuals also remained stable at 3.6%, the lowest level in the historical series. There was a 0.1 p.p. increase in the indicator for very small, small and middle market companies in Brazil, due to the normalization of the indicator as a consequence of the end of the grace period for government programs.

The total nonperforming loans 15 to 90 days overdue ratio (NPL 15-90) decreased by 0.4 p.p. and closed the quarter at 1.6%. The ratio decreased by 1.0 p.p. in the corporate segment in Brazil and closed the quarter at 0.03%. The decreases both on a consolidated basis and in the corporate segment were due to a specific client that was adequately provisioned, classified in stage 3 and assigned to an unrelated company, with no co-obligation. The ratio for individuals was down by 0.3 p.p., driven by the improved quality of personal loans. In Latin America, the ratio decreased due to the effect of the loan portfolio growth.

**NPL Ratio over 90 days with securities**

**1.9%**

| | |
|---|---|
| stable | Dec-25 x Sep-25 |
| -0.1 p.p. | Dec-25 x Dec-24 |

## Credit Quality Indicators | Includes Securities

### NPL Ratio (%) | over 90 days


2.1
2.0
2.0
2.0
2.0
2.0
1.9
1.9
1.9
1.9
1.3
1.4
1.4
1.3
1.2
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Total
Brazil¹
Latin America²

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

### NPL Ratio (%) | 15 to 90 days


2.3
2.2
2.3
2.2
2.1
2.0
1.6
1.8
1.7
1.9
1.7
1.6
1.5
1.7
1.6
1.6
1.5
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Total
Brazil¹
Latin America²
ex– impact of specific corporate client

### Brazil


3.8
3.6
3.6
3.6
3.6
1.7
1.6
1.6
1.7
1.8
0.13
0.10
0.08
0.11
0.08
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Individuals - Brazil
Very Small, Small and Middle Market Companies - Brazil
Corporate - Brazil

Note: In the fourth quarter of 2025, we sold loans of the corporate segment to unrelated companies, which would be active at the end of December-25, worth of R$3.3 billion. The impact would have been 0.9 p.p. in the corporate ratio, 0.3 in Brazil and 0.2 in the total ratio.

### Brazil


2.8
3.1
3.0
3.0
2.7
1.2
1.2
1.2
1.3
1.3
1.0
0.09
0.05
0.02
0.1
0.03
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Individuals - Brazil
Very Small, Small and Middle Market Companies - Brazil
Corporate - Brazil
ex– impact of specific corporate client

15

# Credit Quality

**Management Discussion & Analysis >** Credit Quality

As of the first quarter, we began to disclose the restructured loan portfolio in accordance with the requirements of CMN Resolution No. 4,966/21. This portfolio consists of loan operations and securities with significant change in the terms of the contract, due to the deterioration of their credit quality, and reduced 16.8% compared to September 2025. The renegotiated loans and securities portfolio decreased 8.5% in the same period, driven by the sale of a specific portfolio of a corporate segment client in the fourth quarter of 2025.

The NPL creation over portfolio ratio remained at 0.7%, at historically low levels, relatively stable in all segments. As a result, NPL Creation increased in the quarterly comparison and ended the fourth quarter at R$9,964 million.

Loan portfolio write-offs decreased by 13.5% from the previous quarter. The decrease is related to lower delinquency ratios in recent periods, mainly in the Retail Business in Brazil. The ratio of written-off operations to the average balance of the loan portfolio closed the fourth quarter at 0.6%.

The loan portfolio write-off was not impacted by the adoption of CMN Resolution No. 4,966/21.

**NPL Creation in the Loan Portfolio**

**0.7%**

| | |
|---|---|
| stable | 4Q25 x 3Q25 |
| ^ +0.1 p.p. | 4Q25 x 1Q25 |

## Credit Quality Indicators | Includes Securities

### Renegotiated Loans


R$ billion
40.1
38.8
38.4
35.1
23.7
22.6
22.0
18.3
Mar-25
Jun-25
Sep-25
Dec-25
Renegotiated
Restructured

### Write-Off


R$ million
8,785
9,217
9,512
8,227
0.7%
0.7%
0.7%
0.6%
1Q25
2Q25
3Q25
4Q25
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters. As of the first quarter of 2025, the write-off and the loan portfolio include securities.

### NPL Creation


R$ million
7,749
9,441
9,485
9,964
6,847
8,409
8,502
8,693
933
852
630
953
-32
180
353
319
1Q25
2Q25
3Q25
4Q25
Total
Retail - Brazil
Wholesale - Brazil
Latin America ex-Brazil

### NPL Creation Ratio in the Loan Portfolio[1]


1.3%
1.5%
1.5%
1.5%
0.6%
0.7%
0.7%
0.7%
0.4%
0.4%
0.3%
0.4%
0.0%
0.0%
0.06%
0.05%
1Q25
2Q25
3Q25
4Q25
Total
Retail - Brazil
Wholesale - Brazil
Latin America ex-Brazil

Note: NPL Creation of 4Q25 was calculated by including the active loan portfolios of R$132 million (of which R$107 million from Wholesale Business in Brazil and R$25 million from Latin America) to unrelated companies, and the NPL Creation of securities.

[1] The loan portfolio for the previous quarter excluding financial guarantees provided. As of the first quarter of 2025, the NPL creation and the credit portfolio include securities.

16 4.1 4.3 4.2 4.1 4.0 7.7 8.0 7.8 7.6 7.4 1.7 1.8 1.8 1.9 1.9 4.6 4.6 4.6 4.4 4.1 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Total Individuals - Brazil Companies - Brazil Latin America Credit Quality Management Discussion & Analysis > Credit Quality New Credit Quality Indicators in CMN Resolution No. 4,966/21 Below we present the credit quality indicators introduced by CMN Resolution No. 4,966/21, which classifies financial instruments into three stages: Stage 1: Applicable to financial instruments without a significant increase in credit risk. Stage 2: Applicable to financial instruments with a significant increase in credit risk since their origination, with the following conditions: • Not problematic assets • A delay of between 30 and 90 days Stage 3: Applicable to assets with credit recovery problems (problematic assets), evidenced by a delay over 90 days in the payment of principal or charges, or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on a cash basis. This stage is indicated by: • Non-performing loans over 90 days • Restructuring: renegotiation with significant change in the original conditions due to a relevant deterioration • Indication of non-compliance with obligations For further details, see explanatory note 2 b) of the Financial Statements. The loan portfolio classified as stage 2 remained at a level similar to previous quarters. The reduction of the portfolio classified as stage 3, both total portfolio and companies portfolio, was driven by the sale of credit of a specific corporate segment client that was in stage 3. Stage 2 Loan Portfolio (% over Total Portfolio) Stage 3 Loan Portfolio (% over Total Portfolio) Stage 2 Coverage (%) (Stage 2 Provision over Stage 2 Portfolio) Stage 3 Coverage (%) (Stage 3 Provision over Stage 3 Portfolio) 4.4 4.4 4.3 4.2 3.9 6.0 5.8 5.9 5.8 5.8 3.5 3.5 3.3 3.3 2.7 4.2 4.3 4.2 4.0 3.8 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Total Individuals - Brazil Companies - Brazil Latin America 55.0 56.1 55.8 55.9 54.7 59.8 61.4 59.2 59.6 59.7 55.3 55.9 57.1 57.8 55.4 42.4 43.1 43.4 40.2 39.4 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Total Individuals Brazil Companies - Brazil Latin America 22.9 23.7 24.1 23.9 23.3 24.5 26.1 26.5 26.5 26.3 23.9 22.9 23.6 24.2 22.5 16.9 16.6 16.7 14.5 14.4 Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Total Individuals - Brazil Companies - Brazil Latin America

17

# Commissions and Fees and Insurance

**Management Discussion & Analysis >** Commissions and Fees and Insurance

Commissions and fees and result from insurance operations increased by 5.9% on a quarter-on-quarter basis, due to higher revenues from: (i) fund management fees, mainly due to the recognition of performance fee in the quarter, in addition to the positive impact of a higher balance in asset management; (ii) advisory and brokerage services, due to higher revenue from the issue of fixed income securities; (iii) card-issuing activities, due to higher credit card transaction volume; and (iv) payments and collections, mainly driven by the increase in the transaction volume and captured by the acquiring operation.

**Services and Insurance**

**R$15.6 bn**

+5.9% 4Q25 x 3Q25

+9.1% 4Q25 x 4Q24

Compared to 2024, commissions and fees and result from insurance operations increased by 6.3%, driven by higher revenues from: (i) asset management, due to higher gains from performance fee in fund management and the increase in the balance in asset management, in addition to the increase in production in the *Consórcio* line; (ii) card-issuing activities, due to higher credit card transaction volume; (iii) payments and collections, driven by higher gains from acquiring activities, especially due to the 11.7% growth in transaction volume; and (iv) higher result from insurance operations, mainly due to the increase in premiums earned.

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ | 2025 | 2024 | Δ |
|---|---|---|---|---|---|---|---|---|
| Card Issuance | 3,503 | 3,344 | 4.7% | 3,332 | 5.1% | 13,382 | 12,731 | 5.1% |
| Current Account for Individuals | 689 | 710 | -2.9% | 859 | -19.7% | 2,993 | 3,597 | -16.8% |
| Credit Operations and Guarantees Issued | 625 | 626 | -0.2% | 757 | -17.5% | 2,508 | 2,823 | -11.2% |
| Payments and Collections | 2,635 | 2,502 | 5.3% | 2,428 | 8.5% | 9,897 | 9,275 | 6.7% |
| Asset Management | 2,146 | 1,879 | 14.2% | 1,826 | 17.6% | 7,616 | 6,666 | 14.2% |
| Fund Management Fees | 1,611 | 1,391 | 15.8% | 1,404 | 14.8% | 5,700 | 5,198 | 9.7% |
| *Consórcio* Administration Fees | 535 | 488 | 9.7% | 422 | 26.8% | 1,916 | 1,468 | 30.5% |
| Advisory Services and Brokerage | 1,437 | 1,227 | 17.1% | 1,125 | 27.7% | 4,635 | 4,870 | -4.8% |
| Other Brazil | 472 | 480 | -1.5% | 399 | 18.4% | 1,797 | 1,506 | 19.4% |
| Latin America (ex-Brazil) | 1,053 | 987 | 6.7% | 971 | 8.4% | 4,065 | 3,641 | 11.6% |
| Commissions and Fees | 12,560 | 11,755 | 6.9% | 11,697 | 7.4% | 46,891 | 45,110 | 3.9% |
| Result from Insurance Operations[1] | 3,034 | 2,977 | 1.9% | 2,599 | 16.7% | 11,414 | 9,755 | 17.0% |
| **Services and Insurance** | **15,594** | **14,732** | **5.9%** | **14,296** | **9.1%** | **58,305** | **54,866** | **6.3%** |

Note: As from the first quarter of 2025, revenue from card activities – acquirer, in addition to corporate current account package fees, and Pix (the Central Bank of Brazil's instant payment system) are now allocated in the Payments and Collections line (previously Collection Services). For comparability purposes, previous periods were also reclassified. (1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

## Card Issuance

Transaction Volume

**4Q25**

**R$251.1 billion**

+8.9% x 3Q25 | +4.3% x 4Q24

Credit +9.1% vs 3Q25, +6.9% vs 4Q24

Debit +8.1% vs 3Q25, -7.1% vs 4Q24


R$ million
37.5
37.4
240,765
45,242
195,523
38.7
37.6
230,546
38,877
191,669
39.2
37.9
251,082
42,021
209,061
4Q24
3Q25
4Q25
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (million)
Debit card accounts - does not include additional cards (million)

Revenues from card-issuing activities increased by 4.7% in the quarter and 5.1% compared to 2024. Both increases were due to higher gains from interchange fees, as a result of the increase in the credit card transaction volume, partially offset by higher expenses on reward programs and the drop in revenue from annual fees, in line with the strategy of offering more benefits to clients as they increase their engagement with the bank.

## Payments and Collections

Acquiring Transaction Volume

**4Q25**

**R$300.9 billion**

+16.8% x 3Q25 | +22.8% x 4Q24

Credit +17.8% vs 3Q25, +28.9% vs 4Q24

Debit +14.0% vs 3Q25, +9.7% vs 4Q24

Starting in the first quarter of 2025, the payments and collections line began to consolidate revenues from all collection products, including acquiring, and fees for corporate checking account packages, reflecting the strategy of integrating Rede with Itaú. The positive development is related to increased customer engagement with Itaú, resulting from the progress in the operational agenda and the complete value proposition with integrated banking, acquiring, and credit journeys.

The payments and collections increased by 5.3% in the quarter and 6.7% compared to 2024. Both movements occurred mainly due to the higher gains from cash advances in acquiring services.

18

# Commissions and Fees and Insurance

**Management Discussion & Analysis >** Commissions and Fees and Insurance

## Current Account for Individuals

Revenue from current account services for individuals decreased by 2.9% from the previous quarter and 16.8% compared to 2024. Both decreases reflect the bank's proactive agenda of offering increasingly better conditions to clients as they improve their relationship with the institution.

## Fund Management

Fund management fees grew by 15.8% from the previous quarter, driven by performance fees recognized in the quarter and the increase in the balance in asset management in the period. These movements were partially offset by the fewer number of business days in the fourth quarter.

Compared to 2024, fund management fees were up by 9.7%, mainly due to higher gains from performance fees and the increase in the balance in the period.


Managed Portfolio and Investment Funds
R$ million
+20.7%
+8.4%
1,948
1,994
2,100
2,170
2,352
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25

## Advisory Services and Brokerage

Revenue from advisory and brokerage services increased by 17.1% from the previous quarter, driven by higher volumes of investment banking operations, mainly due to the issue of fixed income securities.

Compared to 2024, revenue from advisory and brokerage services decreased 4.8%, due to lower volumes in fixed income transactions, partially offset by higher revenue from brokerage services for individuals.

**Fixed Income:** In 4Q25 (Oct-Nov/25), in local fixed income, we were ranked 1st in the Brazilian Financial and Capital Markets Association (ANBIMA) origination ranking, totaling R$32.6 billion in originated volume with a 28.7% market share, and were ranked 1st in ANBIMA's distribution ranking, totaling R$16.3 billion in distributed volume with a 32.0% market share.

**Equities:** In 4Q25, we entered into 6 transactions, totaling R$2.4 billion in volume (a 54.5% market share), ranking 1st in number and volume of transactions in Dealogic's ranking.

**Mergers and Acquisitions:** In 4Q25, we provided financial advisory services on 20 transactions in Brazil, totaling R$32.7 billion (a 40.7% market share), ranking 1st in number and volume of transactions in Dealogic's ranking.

## Result from Insurance, Pension Plan and Premium Bonds

Result from insurance, pension plan and premium bonds grew by 1.9% in the quarter, mainly driven by higher commissions and fees, related to third-party insurance policies, and higher earned premiums in mortgage, protected card, credit life and individual life insurance policies. These increases were partially offset by lower equity in earnings of affiliates and lower managerial financial margin.

The 17.0% growth compared to 2024 is mainly driven by the increases in: (i) earned premiums in individual life, credit life, mortgage and protected card insurance policies; (ii) commissions and fees, mainly due to third-party insurance policies; and (iii) equity in the earnings of affiliates.

**Result from Insurance, Pension Plan and Premium**

**R$3.0 bn**

| | |
|---|---|
| ^ +1.9% | 4Q25 x 3Q25 |
| ^ +16.7% | 4Q25 x 4Q24 |

19

# Non-interest Expenses

**Management Discussion & Analysis** > Non-interest expenses

Starting in the first quarter of 2025, we will report non-interest expenses based on a new structure aligned with the bank's management. Personnel expenses of the Commercial and Administrative areas; transactional expenses consider operational and service expenses, including its payroll; and technology expenses include all investments and expenses related to the area, including the respective payroll.

Non-interest expenses increased by 1.0% from the previous quarter. This increase was mainly related to the effects of the negotiation of the collective wage labor agreement, with a 5.68% adjustment to salary beginning in September 2025. The collective wage labor agreement affects the expense lines for the Commercial and Administrative, Transactional, and Technology areas.

**Non-interest expenses**

**R$17.3 bn**

^+1.0% 4Q25 x 3Q25

^+3.7% 4Q25 x 4Q24

In addition to the effect mentioned above, Commercial and Administrative expenses grew, driven by higher profit sharing expenses, as a result of the increase in the result for the period, partially offset by lower expenses on employee terminations and labor claims and the advancement of efficiency actions. Technology expenses decreased due to efficiency actions, incentives to partnerships for the development of new technology projects and lower volume of employee terminations . Our quarterly efficiency ratio reached 36.9% in Brazil, a decrease of 1.5 p.p. on a year-on-year basis, reaching the lowest level in the historical series for a fourth quarter. In Latin America, expenses increased driven by foreign exchange variation, higher expenses on consulting in Chile, and on volume of credit cards and technology expenses in Uruguay.

Compared to 2024, non-interest expenses were up 7.5%. The 18.2% increase in Technology expenses was driven by the higher cloud processing volumes and higher expenses on systems development. Personnel expenses, which impact Commercial and Administrative, Transactional and Technology expenses, increased due to the effects of the negotiation of the collective wage labor agreement, in addition to higher profit sharing expenses. Additionally, Transactional expenses were mainly driven by card brands, partnerships and new business. In Latin America, the increase in expenses was mainly driven by foreign exchange variation and higher technology and personnel expenses in Chile, and higher volume of credit cards and higher technology expenses in Uruguay.

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ | 2025 | 2024 | Δ |
|---|---|---|---|---|---|---|---|---|
| Commercial and Administrative (personnel) | (6,423) | (6,331) | 1.5% | (6,197) | 3.6% | (24,670) | (23,579) | 4.6% |
| Transactional (personnel, operations and service) | (4,534) | (4,471) | 1.4% | (4,213) | 7.6% | (17,357) | (16,154) | 7.5% |
| Technology (personnel and infrastructure) | (3,018) | (3,110) | -2.9% | (2,683) | 12.5% | (11,735) | (9,925) | 18.2% |
| Other Expenses | (1,003) | (999) | 0.4% | (1,165) | -13.9% | (3,902) | (3,950) | -1.2% |
| **Total - Brazil** | **(14,978)** | **(14,911)** | **0.5%** | **(14,258)** | **5.1%** | **(57,665)** | **(53,608)** | **7.6%** |
| Latin America (ex-Brazil) | (2,345) | (2,239) | 4.7% | (2,449) | -4.2% | (9,098) | (8,500) | 7.0% |
| **Total** | **(17,324)** | **(17,150)** | **1.0%** | **(16,707)** | **3.7%** | **(66,762)** | **(62,108)** | **7.5%** |

## Efficiency Ratio


49.4
47.0
43.0
40.7
41.4
39.1
40.3
38.1
40.7
38.4
38.9
36.9
47.1 45.0
44.0 42.0
41.2 39.1
39.9 37.9
39.5 37.7
38.8 36.9
4Q20
4Q21
4Q22
4Q23
4Q24
4Q25
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

## Number of Employees - in thousands


96.2
9.4
0.6
68.7
17.5
96.3
9.5
0.6
69.0
17.3
95.7
9.4
0.6
68.2
17.6
93.6
9.4
0.6
66.6
17.0
92.5
9.2
0.6
65.7
17.0
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company. In the third quarter of 2024, 380 employees from Rede were migrated to the Technology team.

## Branches and Client Service Branches


2,928
2,272
396
260
2,795
2,177
359
259
2,738
2,114
372
252
2,617
1,998
368
251
2,529
1,953
324
252
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Latin America and IBBA
CSBs - Brazil
Brick and Mortar Branches - Brazil

Note: As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change.

20

# Balance Sheet

**Management Discussion & Analysis >** Balance Sheet

Total assets were up by 3.3% in the quarter, mainly driven by the increase of R$70.8 billion in loan operations, due to the growth of the portfolio in all segments in Brazil, in addition to the positive impact of the foreign exchange variation. Additionally, interbank investments were up by R$22.6 billion, as a result of the seasonal growth in card payment transactions. The 7.3% growth from January 1, 2025* was driven by increases of: (i) R$72.7 billion in loan operations, both in Brazil and in Latin America; and (ii) R$66.5 billion in securities.

The growth in liabilities from the previous quarter was driven by the increases of: (i) R$74.9 billion in deposits, due to the higher balance of time deposits; (ii) R$22.0 billion in debt instruments, mainly in real estate bills; and (iii) R$17.1 billion in borrowings and onlending, due to the higher balance of foreign loans. On the other hand, the balance of securities sold under repurchase agreements decreased by R$24.6 billion. Compared to January 1, 2025*, the 7.3% increase in liabilities was driven by the increase of R$59.7 billion in deposits, mainly in time deposits in Brazil, and by the R$48.8 billion increase in technical provisions for insurance, pension plans and premium bonds, mainly due to the return on provisions for pension plans.

Stockholders' equity was down by R$11.0 billion in the quarter and R$6.6 billion from January 1, 2025*. Both decreases were driven by the dividends and interest on capital, and by the acquisition of treasury shares, and were partially offset by the positive result in the period.

| **Assets** (In R$ million, end of period) | 12/31/2025 | 09/30/2025 | Δ | 01/01/2025* | Δ |
|---|---|---|---|---|---|
| **Current and Long-term Assets** | **3,061,050** | **2,961,627** | **3.4%** | **2,851,314** | **7.4%** |
| Cash | 37,144 | 34,369 | 8.1% | 36,127 | 2.8% |
| Interbank Investments | 340,388 | 334,802 | 1.7% | 302,560 | 12.5% |
| Securities and Derivatives | 998,727 | 1,003,377 | -0.5% | 932,202 | 7.1% |
| Operations with credit granting characteristics | 1,229,943 | 1,159,187 | 6.1% | 1,157,247 | 6.3% |
| Loan, lease and other credit operations | 1,084,014 | 1,022,135 | 6.1% | 1,022,078 | 6.1% |
| Securities | 197,424 | 189,930 | 3.9% | 188,540 | 4.7% |
| (Provision for expected credit loss) | (51,495) | (52,878) | -2.6% | (53,371) | -3.5% |
| Interbank and Interbranch Accounts | 282,008 | 259,431 | 8.7% | 246,261 | 14.5% |
| Current and deferred tax assets | 92,994 | 90,811 | 2.4% | 85,470 | 8.8% |
| Other Assets | 79,846 | 79,650 | 0.2% | 91,447 | -12.7% |
| **Permanent Assets** | **35,227** | **34,836** | **1.1%** | **34,793** | **1.2%** |
| **Total Assets** | **3,096,277** | **2,996,463** | **3.3%** | **2,886,107** | **7.3%** |

| **Liabilities** (In R$ million, end of period) | 12/31/2025 | 09/30/2025 | Δ | 01/01/2025* | Δ |
|---|---|---|---|---|---|
| **Current and Long-Term Liabilities** | **2,890,647** | **2,780,697** | **4.0%** | **2,674,458** | **8.1%** |
| Deposits | 1,114,482 | 1,039,562 | 7.2% | 1,054,741 | 5.7% |
| Securities sold under repurchase agreements | 456,158 | 480,801 | -5.1% | 409,656 | 11.4% |
| Debt instruments | 415,630 | 393,590 | 5.6% | 377,344 | 10.1% |
| Borrowing and Onlending | 147,164 | 130,082 | 13.1% | 135,113 | 8.9% |
| Derivatives | 69,899 | 77,597 | -9.9% | 96,611 | -27.6% |
| Interbank and Interbranch Accounts | 109,961 | 109,909 | 0.0% | 103,820 | 5.9% |
| Provisions for financial guarantees, credit commitments and credits to be released | 1,794 | 1,591 | 12.8% | 1,153 | 55.6% |
| Technical provision for insurance, pension plan and premium bonds | 360,617 | 348,056 | 3.6% | 311,812 | 15.7% |
| Other provisions | 15,849 | 15,979 | -0.8% | 16,628 | -4.7% |
| Current and deferred tax liabilities | 23,941 | 23,904 | 0.2% | 22,988 | 4.1% |
| Other liabilities | 175,152 | 159,626 | 9.7% | 144,592 | 21.1% |
| **Stockholders' Equity** | **196,146** | **207,164** | **-5.3%** | **202,705** | **-3.2%** |
| **Non-controlling Interests** | **9,484** | **8,602** | **10.3%** | **8,944** | **6.0%** |
| **Total Liabilities and Equity** | **3,096,277** | **2,996,463** | **3.3%** | **2,886,107** | **7.3%** |

*The balance as of 01/01/25 reflects the applicable changes in accordance with CMN Resolution Nº 4,966/21.

21

# Credit Portfolio

**Management Discussion & Analysis >** Credit Portfolio

## Credit Portfolio with Financial Guarantees Provided and Private Securities (Individuals and Companies) - Brazil

### Credit cards

**R$153.5 bn** As of 12/31/25

+8.0% vs Sep-25 | +8.0% vs Dec-24



7.2%
5.2%
87.6%
7.8%
5.8%
86.4%
7.5%
5.3%
87.2%
Dec-24
Sep-25
Dec-25

Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes NPL more than one day overdue;
(2) includes installments without interest.

### Mortgage loans (Individuals)

**R$141.7 bn** As of 12/31/25

+3.4% vs Sep-25 | +12.8% vs Dec-24

91.0% of the mortgage portfolio is **Individuals**

Originations | 4th Quarter of 2025

**R$12.3 bn** -27.0% vs Dec-24

71.2% of total **mortgage credit** is originated by borrowers

Loan-to-value

Ratio of the amount of the financing to the total value of real-estate property.

**Vintage (quartely average)** 55.9%

**Portfolio** 38.4%

### Payroll loans

**R$75.3 bn** As of 12/31/25

+4.0% vs Sep-25 | +1.2% vs Dec-24

Compared to the end of September 2025, payroll loans **increased by 27.5%** in the private sector, due to the growth of the new payroll loan offers. There were **reductions of 1.1%** in the public sector and the INSS sector portfolios, both related to a slowdown in external channels. On the other hand, there was an increase in own channels.

**Portfolio by origination (%)**
4th Quarter of 2025



Branches
Itaú Consignado S.A.
25%
75%

**Portfolio by sector (R$ billion)**
4th Quarter of 2025



INSS
Private sector
Public sector
16.3
10.7
48.2

### Vehicle loans (individuals)

**R$36.3 bn** As of 12/31/25

-0.1% vs Sep-25 | -0.6% vs Dec-24

Originations | 4th Quarter of 2025

**R$5.1 bn**

-7.5% vs Dec-24

**Average Ticket** R$53.9 thousand

**% Average Down Payment** 30%

Loan-to-value

**Vintage (quarterly average)** 64.8%

**Average Term** 45 months

### Very small, small and middle market

**R$303.1 bn** As of 12/31/25

+8.8% vs Sep-25 | +8.7% vs Dec-24

The very small, small and middle-market portfolio increased from the third quarter of 2025, mainly in middle-market companies, which increased by 12.0% due to the higher demand for short-term loan. The small companies portfolio increased by 6.4%, mainly concentrated in government programs. Compared to the same period of the previous year, the portfolio grew mainly in agribusiness and government programs.

### Corporate loans

**R$455.9 bn** As of 12/31/25

+4.1% vs Sep-25 | +5.2% vs Dec-24

Corporate loans increased on a quarter-on-quarter basis, mainly for higher revenue companies. Compared to the same period of 2024, the increase in corporate loans was driven by the higher production in the segments of companies with revenue between R$500 millions and R$4 billions. Excluding the effect of exchange rate variation, the portfolio would have grown by 7.3% compared to the same period of the previous year.

### Credit Portfolio without Financial Guarantees Provided and Private Securities by Vintage

In R$ billion



4Q25
35.2%
10.5%
7.7%
5.4%
5.8%
35.4%
1,084
3Q25
34.7%
10.4%
6.6%
7.6%
5.0%
35.7%
1,022
4Q24
35.4%
11.1%
7.6%
6.3%
4.5%
35.2%
1,022
Actual quarter (q)
q - 1
q - 2
q - 3
q - 4
q > = 5

22

# Funding

**Management Discussion & Analysis >** Funding

Funding from clients grew by 7.9% in the quarter, due to the increase of: (i) R$53.7 billion in time deposits, especially in Brazil; and (ii) R$38.9 billion in funds from bills, structured operations certificates and repurchase agreements, mainly in real estate and agribusiness bills. The 9.9% increase in the last 12 months was due to the increase of: (i) R$71.0 billion in funds from bills, structured operations certificates and repurchase agreements, mainly in real estate and agribusiness bills; and (ii) R$54.3 billion in time deposits, concentrated in Brazil.

Assets under management and administration grew by 9.1% in the quarter and 17.4% in the last 12 months. In both comparisons, the growth was driven by the increase of: (i) own products, mainly in treasury and in offshore products; and (ii) open platform, driven by the rise in pension plan funds.

| In R$ million, end of period | 4Q25 | 3Q25 | Δ | 4Q24 | Δ |
|---|---|---|---|---|---|
| **Funding from Clients (A)** | **1,470,451** | **1,362,312** | **7.9%** | **1,338,141** | **9.9%** |
| Demand Deposits | 135,383 | 127,801 | 5.9% | 124,920 | 8.4% |
| Savings Deposits | 177,305 | 169,374 | 4.7% | 180,729 | -1.9% |
| Time Deposits | 789,643 | 735,916 | 7.3% | 735,375 | 7.4% |
| Funds from Bills, Structured Operations Certificates and Repurchase Agreements[1] | 368,120 | 329,221 | 11.8% | 297,118 | 23.9% |
| **Other Funding (B)** | **231,117** | **208,126** | **11.0%** | **219,019** | **5.5%** |
| Onlending | 30,668 | 24,385 | 25.8% | 17,943 | 70.9% |
| Borrowing | 116,495 | 105,697 | 10.2% | 117,170 | -0.6% |
| Securities Obligations Abroad | 76,420 | 71,297 | 7.2% | 76,279 | 0.2% |
| Other[2] | 7,534 | 6,747 | 11.7% | 7,627 | -1.2% |
| **Portfolio Managed and Investment Funds (C)** | **2,410,735** | **2,220,495** | **8.6%** | **2,001,939** | **20.4%** |
| **Total (A) + (B) + (C)** | **4,112,304** | **3,790,933** | **8.5%** | **3,559,099** | **15.5%** |
| | | | | | |
| Own Products | 3,064,111 | 2,878,530 | 6.4% | 2,675,266 | 14.5% |
| Open Platform | 421,730 | 401,653 | 5.0% | 366,816 | 15.0% |
| **Assets under Management** | **3,485,841** | **3,280,183** | **6.3%** | **3,042,082** | **14.6%** |
| Fiduciary Management and Custody[3] | 642,627 | 505,157 | 27.2% | 473,275 | 35.8% |
| **Assets under Management and Administration[4]** | **4,128,468** | **3,785,340** | **9.1%** | **3,515,357** | **17.4%** |

(1) Funds from Bills include: Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.(4) From 4Q25 onwards, considers the Latin American portfolio and funds. For better comparability, historical data has been reclassified.

## Loans[1] and funding

The ratio of the loan portfolio[1] to funding net of compulsory deposits, cash and cash equivalents, reached 91.7% in the fourth quarter of 2025.


94.7%
97.2%
95.7%
93.7%
91.7%
82.4%
83.6%
82.8%
81.4%
79.7%
In R$ billion
1,557
1,354
1,282
1,509
1,298
1,261
1,531
1,325
1,268
1,570
1,363
1,278
1,702
1,480
1,357
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Portfolio¹ / Funding from clients and other funding
Portfolio¹ / Funding from clients and other funding net of reserve required by BACEN and Cash
Loan portfolio¹
Funding from clients and other funding
Loan portfolio¹
Funding from clients and other funding net of reserve required by BACEN and Cash

(1) Includes private securities and other credits.

23

# Capital, Liquidity and Market Ratios

**Management Discussion & Analysis >** Capital and Risk

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

## Tier I Capital Ratio


14.8%
1.3%
13.5%
Tier I Sep-25
0.8%
Net Income in the quarter
-1.8%
Dividends, Interest on Own Capital and Stock Buyback
-0.2%
Risk-Weighted Assets[1]
13.8%
1.5%[2]
12.3%
Tier I Dec-25
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Includes Prudential and Equity adjustments. (2) The issuance of the Perpetual Subordinated Financial Bills described in the announcement to the market dated October 8, 2025, take the AT1 to 1.5%.

## Capital Ratios

| In R$ million, end of period | 4Q25 | 3Q25 |
|---|---|---|
| **Common Equity Tier I** | 185,595 | 195,917 |
| **Tier I (Common Equity + Additional Capital)** | 208,161 | 215,466 |
| **Referential Equity (Tier I and Tier II)** | 228,589 | 238,430 |
| **Total Risk-weighted Assets (RWA)** | 1,505,475 | 1,454,242 |
| Credit Risk-weighted Assets | 1,312,221 | 1,249,471 |
| Operational Risk-weighted Assets | 143,006 | 143,006 |
| Market Risk-weighted Assets | 50,248 | 61,765 |
| **Common Equity Tier I Ratio** | 12.3% | 13.5% |
| **Tier I Capital Ratio** | 13.8% | 14.8% |
| **BIS Ratio (Referential Equity / Total Risk-weighted Assets)** | 15.2% | 16.4% |

### Main changes in the quarter

**Referential Equity:** decreased by 4.1% driven by the payment of dividends and interest on equity, as well as stock buyback, partially offset by the positive impact of the net income for the period.

**RWA:** increased by R$51.2 billion, mainly driven by higher capital requirements for credit risk.

**BIS ratio:** decreased by 1.2 p.p. from September 2025, mainly due to the payment of dividends and interest on equity, stock buyback and the RWA growth, partially offset by the positive net income of the period. In December 2025, the BIS ratio was 3.6 p.p. above the minimum required, including capital buffers.

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

## Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

### Liquidity Coverage Ratio (LCR)

The average LCR in the quarter reached 215.0%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

| In R$ million | Dec-25 | Sep-25 | Dec-24 |
|---|---|---|---|
| HQLA | 389,723 | 367,777 | 362,609 |
| Potential Cash Outflows | 181,290 | 168,176 | 163,863 |
| **LCR (%)** | 215.0% | 218.7% | 221.3% |

### Net Stable Funding Ratio (NSFR)

The NSFR was 124.8% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

| In R$ million | Dec-25 | Sep-25 | Dec-24 |
|---|---|---|---|
| Available Stable Funding | 1,499,680 | 1,408,603 | 1,375,854 |
| Required Stable Funding | 1,202,060 | 1,142,829 | 1,127,870 |
| **NSFR (%)** | 124.8% | 123.3% | 122.0% |

For 2025, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

## Value at Risk - VaR[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

| In R$ million, end of period | 4Q25 | 3Q25 |
|---|---|---|
| **VaR by Risk Factor** | | |
| Interest Rates | 1,376 | 1,310 |
| Currency | 51 | 42 |
| Shares on the Stock Exchange | 46 | 40 |
| Commodities | 40 | 52 |
| **Diversification Effects** | (385) | (380) |
| **Total VaR** | 1,128 | 1,064 |
| **Maximum VaR in the quarter** | 1,208 | 1,161 |
| **Average VaR in the quarter** | 1,066 | 1,062 |
| **Minimum VaR in the quarter** | 883 | 948 |

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

24

# Results by Region

**Management Discussion & Analysis >** Activities Abroad

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil).

- Our operations in Brazil[1] represent 94.0% of the recurring managerial result for the year.
- In the Latin America operations, ROE increased by 0.9 p.p. and closed the year 2025 at 13.4%.

| Brazil[1] (in R$ million, end of period) | 4Q25 | 3Q25 | Δ | 4Q24 | Δ | 2025 | 2024 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | 43,614 | 42,695 | 2.2% | 40,182 | 8.5% | 168,678 | 153,682 | 9.8% |
| Managerial Financial Margin | 28,681 | 28,550 | 0.5% | 26,475 | 8.3% | 112,927 | 100,927 | 11.9% |
| Financial margin with clients | 27,912 | 27,559 | 1.3% | 25,403 | 9.9% | 109,140 | 96,245 | 13.4% |
| Financial margin with the Market | 769 | 991 | -22.5% | 1,072 | -28.3% | 3,788 | 4,682 | -19.1% |
| Commissions and Fees | 11,507 | 10,768 | 6.9% | 10,726 | 7.3% | 42,826 | 41,469 | 3.3% |
| Revenues from Insurance [2] | 3,426 | 3,376 | 1.5% | 2,981 | 14.9% | 12,924 | 11,287 | 14.5% |
| **Cost of Credit** | (8,738) | (8,617) | 1.4% | (8,082) | 8.1% | (34,029) | (31,311) | 8.7% |
| Expected loss expenses | (9,239) | (9,166) | 0.8% | (8,809) | 4.9% | (36,013) | (33,549) | 7.3% |
| Discounts Granted | (840) | (659) | 27.4% | (576) | 45.9% | (2,823) | (2,325) | 21.4% |
| Recovery of Loans Written Off as Losses | 1,340 | 1,209 | 10.9% | 1,302 | 2.9% | 4,808 | 4,562 | 5.4% |
| **Retained Claims** | (424) | (442) | -4.2% | (396) | 6.9% | (1,635) | (1,602) | 2.1% |
| **Other Operating Expenses** | (17,566) | (17,581) | -0.1% | (16,877) | 4.1% | (68,294) | (63,656) | 7.3% |
| Non-interest expenses | (14,979) | (14,911) | 0.5% | (14,258) | 5.1% | (57,665) | (53,608) | 7.6% |
| Tax Expenses and Other [3] | (2,587) | (2,670) | -3.1% | (2,619) | -1.2% | (10,629) | (10,048) | 5.8% |
| **Income before Tax and Minority Interests** | 16,886 | 16,054 | 5.2% | 14,826 | 13.9% | 64,720 | 57,113 | 13.3% |
| **Income Tax and Social Contribution** | (4,943) | (4,863) | 1.7% | (4,334) | 14.1% | (20,077) | (17,511) | 14.7% |
| **Minority Interests in Subsidiaries** | (220) | (113) | 95.3% | (195) | 13.0% | (613) | (577) | 6.1% |
| **Recurring Managerial Result** | 11,723 | 11,079 | 5.8% | 10,298 | 13.8% | 44,030 | 39,025 | 12.8% |
| **Share** | 95.2% | 93.3% | 1.9 p.p. | 94.6% | 0.6 p.p. | 94.0% | 94.3% | -0.2 p.p. |
| **Return on Average Equity - Annualized [4]** | 26.0% | 24.2% | 1.8 p.p. | 23.4% | 2.6 p.p. | 24.6% | 23.3% | 1.3 p.p. |

| Latin America (in R$ million, end of period) | 4Q25 | 3Q25 | Δ | 4Q24 | Δ | 2025 | 2024 | Δ |
|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | 3,946 | 3,872 | 1.9% | 3,916 | 0.8% | 15,715 | 15,274 | 2.9% |
| Managerial Financial Margin | 2,846 | 2,831 | 0.5% | 2,913 | -2.3% | 11,481 | 11,518 | -0.3% |
| Financial margin with clients | 3,018 | 2,920 | 3.4% | 3,082 | -2.1% | 11,989 | 11,779 | 1.8% |
| Financial margin with the Market | (172) | (89) | 93.3% | (169) | 1.8% | (508) | (261) | 94.8% |
| Commissions and Fees | 1,053 | 987 | 6.7% | 971 | 8.4% | 4,065 | 3,641 | 11.6% |
| Revenues from Insurance [2] | 47 | 54 | -12.4% | 32 | 46.8% | 169 | 114 | 48.8% |
| **Cost of Credit** | (659) | (528) | 24.9% | (561) | 17.5% | (2,582) | (3,182) | -18.9% |
| Expected loss expenses | (792) | (613) | 29.2% | (753) | 5.1% | (2,956) | (3,663) | -19.3% |
| Discounts Granted | (42) | (54) | -22.2% | (39) | 6.9% | (195) | (124) | 57.1% |
| Recovery of Loans Written Off as Losses | 175 | 139 | 25.6% | 232 | -24.4% | 568 | 605 | -6.0% |
| **Retained Claims** | (11) | (6) | 70.6% | (4) | 179.2% | (22) | (13) | 71.7% |
| **Other Operating Expenses** | (2,381) | (2,276) | 4.6% | (2,491) | -4.4% | (9,261) | (8,684) | 6.6% |
| Non-interest expenses | (2,345) | (2,239) | 4.7% | (2,449) | -4.2% | (9,097) | (8,500) | 7.0% |
| Tax Expenses and Other [3] | (37) | (37) | -0.9% | (42) | -12.4% | (165) | (185) | -11.0% |
| **Income before Tax and Minority Interests** | 895 | 1,061 | -15.7% | 861 | 4.0% | 3,849 | 3,394 | 13.4% |
| **Income Tax and Social Contribution** | (103) | (77) | 34.4% | (141) | -26.9% | (319) | (352) | -9.6% |
| **Minority Interests in Subsidiaries** | (197) | (187) | 5.4% | (133) | 48.2% | (730) | (664) | 10.0% |
| **Recurring Managerial Result** | 595 | 797 | -25.4% | 586 | 1.4% | 2,800 | 2,378 | 17.8% |
| **Share** | 4.8% | 6.7% | -1.9 p.p. | 5.4% | -0.6 p.p. | 6.0% | 5.7% | 0.2 p.p. |
| **Return on Average Equity - Annualized [4]** | 11.2% | 15.5% | -4.3 p.p. | 11.5% | -0.3 p.p. | 13.4% | 12.5% | 0.9 p.p. |

(1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

## Main foreign exchange variations compared to the Brazilian Real (BRL) - December, 2025

| | BRL vs. U.S. Dollar | Colombian Peso vs. BRL | Uruguayan Peso vs. BRL | Chilean Peso vs. BRL | Paraguayan Guarani vs. BRL |
|---|---|---|---|---|---|
| Rate | R$5.502 | 685.87 | 7.11 | 163.64 | 1,191 |
| vs. Sep-25 | + 3.5% | - 7.2% | - 5.0% | - 9.5% | - 9.9% |
| vs. Dec-24 | - 11.1% | - 3.5% | + 0.9% | + 2.1% | - 5.4% |

25

# Results by Business Segment

**Management Discussion & Analysis >** Results by Business Segment

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

## Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

The recurring managerial result was up by 10.9% in the quarter. The increase was driven by: (i) the growth in commissions and fees, due to an increase in the transaction volume in card-issuing activities, and higher gains in payment and collection services, in addition to the recognition of performance fee and the higher balance in fund management; (ii) the increase in financial margin with clients, due to higher average credit volume, focused in the portfolio of private payroll and government programs for small companies; and (iii) the decrease in cost of credit, driven by the increase in expected loss expenses, and the higher recovery of loans written off as losses.

**Retail - Recurring Managerial Result**

**R$5.2 bn**

^+10.9% 4Q25 x 3Q25

^+32.0% 4Q25 x 4Q24

Compared to the fourth quarter of 2024, the recurring managerial result was up by 32.0%, mainly due to the higher financial margin with clients, driven by the better mix of products, the increase in average credit volume, the higher liabilities margin and an increase in the return on allocated capital. Also noteworthy is the growth in revenues from insurance operations, driven by the increase in earned premiums, in addition to growth in commissions and fees, due to higher gains in payment and collection services, to an increase in the transaction volume in card-issuing activities, in addition to a growth in gains from performance fee and the higher balance in fund management.

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ |
|---|---|---|---|---|---|
| **Operating Revenues** | 29,027 | 28,349 | 2.4% | 26,228 | 10.7% |
| Managerial Financial Margin | 18,050 | 17,846 | 1.1% | 15,993 | 12.9% |
| Commissions and Fees | 7,806 | 7,393 | 5.6% | 7,448 | 4.8% |
| Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 3,171 | 3,110 | 1.9% | 2,786 | 13.8% |
| **Cost of Credit** | (7,737) | (8,013) | -3.4% | (7,388) | 4.7% |
| **Retained Claims** | (420) | (440) | -4.5% | (393) | 6.8% |
| **Other Operating Expenses** | (13,374) | (13,247) | 1.0% | (12,853) | 4.1% |
| **Income before Tax and Minority Interests** | 7,495 | 6,649 | 12.7% | 5,594 | 34.0% |
| **Income Tax and Social Contribution** | (2,075) | (1,843) | 12.5% | (1,462) | 41.9% |
| **Minority Interests in Subsidiaries** | (193) | (90) | 115.4% | (171) | 13.1% |
| **Recurring Managerial Result** | 5,228 | 4,716 | 10.9% | 3,961 | 32.0% |
| **Recurring Return on Average Allocated Capital** | 28.4% | 26.1% | 2.3 p.p. | 24.2% | 4.2 p.p. |
| **Efficiency Ratio (ER)** | 43.1% | 43.9% | -0.8 p.p. | 46.2% | -3.1 p.p. |

## Loan Portfolio

In R$ billion

**4Q25**

**R$592.3 billion**

^ +4.8% x Sep-25


542.3
550.5
558.2
565.3
592.3
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25

26

# Results by Business Segment

**Management Discussion & Analysis >** Results by Business Segment

## Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

The recurring managerial result increased by 0.5% in the quarter. There was a decrease in cost of credit, due to the higher expected loss expenses both in Latin America and in Brazil, in addition to the increase in discounts granted, partially offset by the increase in commissions and fees, due to higher gains from fund management fees and investment banking, in fixed income securities.

The recurring managerial result rose by 8.5% on a year-on-year basis, mainly driven by the increases of: (i) financial margin with clients, due to the higher average credit volume and an increase in the liabilities margin; and (ii) commissions and fees, due to higher gains from investment banking.These movements were partially offset by higher cost of credit, due to the increase in discounts granted and the lower recovery of loans written off as losses.

**Wholesale - Recurring Managerial Result**

**R$6.0 bn**

^+0.5% 4Q25 x 3Q25

^+8.5% 4Q25 x 4Q24

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ |
|---|---|---|---|---|---|
| **Operating Revenues** | 16,316 | 15,879 | 2.8% | 15,311 | 6.6% |
| Managerial Financial Margin | 11,492 | 11,425 | 0.6% | 11,004 | 4.4% |
| Commissions and Fees | 4,607 | 4,257 | 8.2% | 4,160 | 10.8% |
| Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 217 | 197 | 10.0% | 148 | 46.8% |
| **Cost of Credit** | (1,660) | (1,132) | 46.6% | (1,255) | 32.3% |
| **Retained Claims** | (14) | (9) | 61.4% | (7) | 102.2% |
| **Other Operating Expenses** | (5,896) | (5,906) | -0.2% | (5,831) | 1.1% |
| **Income before Tax and Minority Interests** | 8,746 | 8,833 | -1.0% | 8,218 | 6.4% |
| **Income Tax and Social Contribution** | (2,556) | (2,681) | -4.7% | (2,563) | -0.3% |
| **Minority Interests in Subsidiaries** | (208) | (200) | 4.3% | (141) | 47.4% |
| **Recurring Managerial Result** | 5,982 | 5,952 | 0.5% | 5,515 | 8.5% |
| **Recurring Managerial Return on Average Allocated Capital** | 29.4% | 29.7% | -0.3 p.p. | 29.3% | 0.1 p.p. |
| **Efficiency Ratio (ER)** | 33.7% | 34.0% | -0.3 p.p. | 34.9% | -1.2 p.p. |

**Loan Portfolio**

In R$ billion

4Q25

**R$764.4 billion**

^ +7.3% x Sep-25

### Wholesale Business - Brazil

Below we present the figures for the Wholesale business in Brazil, which are included in the income statement for the Wholesale segment, above.

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ |
|---|---|---|---|---|---|
| **Operating Revenues** | 12,198 | 11,918 | 2.3% | 11,226 | 8.7% |
| **Cost of Credit** | (1,001) | (604) | 65.7% | (694) | 44.3% |
| **Recurring Managerial Result** | 5,293 | 5,105 | 3.7% | 4,835 | 9.5% |
| **Recurring Managerial Return on Average Allocated Capital** | 35.5% | 35.0% | 0.5 p.p. | 35.5% | 0.0 p.p. |
| **Efficiency Ratio (ER)** | 25.3% | 25.9% | -0.6 p.p. | 25.0% | 0.3 p.p. |

**Loan Portfolio**

In R$ billion

4Q25

**R$531.5 billion**

^ +5.3% x Sep-25

## Activities with the Market + Corporation

This includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to Retail or Wholesale business.

| In R$ million | 4Q25 | 3Q25 | Δ | 4Q24 | Δ |
|---|---|---|---|---|---|
| **Operating Revenues** | 2,217 | 2,339 | -5.2% | 2,559 | -13.4% |
| Managerial Financial Margin | 1,985 | 2,111 | -6.0% | 2,390 | -17.0% |
| Commissions and Fees | 147 | 105 | 39.9% | 89 | 64.6% |
| Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses | 85 | 123 | -30.5% | 79 | 7.8% |
| **Other Operating Expenses** | (678) | (705) | -3.8% | (684) | -0.9% |
| **Income before Tax and Minority Interests** | 1,539 | 1,634 | -5.8% | 1,875 | -17.9% |
| **Income Tax and Social Contribution** | (416) | (415) | 0.4% | (451) | -7.6% |
| **Minority Interests in Subsidiaries** | (15) | (10) | 51.0% | (15) | 0.3% |
| **Recurring Managerial Result** | 1,108 | 1,209 | -8.4% | 1,408 | -21.4% |
| **Recurring Return on Average Allocated Capital** | 9.5% | 9.3% | 0.2 p.p. | 10.1% | -0.6 p.p. |
| **Efficiency Ratio (ER)** | 25.1% | 24.6% | 0.5 p.p. | 20.8% | 4.3 p.p. |

27

# Global Footprint

We present the countries, activities* and total number of Itaú Unibanco employees.

**Our business abroad focuses on the following activities:**

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



**CAPTION**

Argentina[1] | Bahamas | Brazil | Chile | Colombia[2] | Spain | United States of America | France | Cayman Island | England | Luxemburg | Mexico | Panama[2] | Paraguay | Peru | Portugal | Switzerland | Uruguay

*Represents the totality of our operations abroad. (1) We will continue to serving (i) local and regional corporate clients through our Itaú Unibanco S.A. representative office in Argentina; and (ii) Argentine individuals in the Wealth and Private Banking segments exclusively through our international units outside Argentina. (2) On December 22, 2025, we announced the agrément for the sale of the Retail operations in Colombia and Panama to Banco de Bogotá, pending approval by the local regulatory authority.

| Main Countries | Uruguay[1] | Chile | Paraguay | Colombia[2] | Latin America[3] | Other countries | Total |
|---|---|---|---|---|---|---|---|
| Employees | 1,277 | 4,670 | 1,354 | 1,899 | 9,200 | 577 | 92,470 |
| Branches & CSBs | 21 | 130 | 29 | 60 | 240 | - | 2,529 |
| ATMs[4] | 65 | 134 | 276 | 116 | 591 | - | 13,605 |

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 29 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay). (4) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs.

**Highlights of Latin America in nominal currency, using the managerial concept.**

| In R$ million (in nominal currency) | Itaú Chile 4Q25 | Itaú Chile 3Q25 | Δ | Itaú Paraguay 4Q25 | Itaú Paraguay 3Q25 | Δ | Itaú Uruguay 4Q25 | Itaú Uruguay 3Q25 | Δ |
|---|---|---|---|---|---|---|---|---|---|
| **Operating Revenues** | 2,234 | 2,149 | 4.0% | 559 | 491 | 13.9% | 1,083 | 1,113 | -2.8% |
| **Managerial Financial Margin** | 1,711 | 1,746 | -2.0% | 412 | 352 | 16.9% | 681 | 692 | -1.6% |
| Financial Margin with Clients | 1,940 | 1,896 | 2.3% | 356 | 300 | 18.7% | 680 | 682 | -0.4% |
| Financial Margin with the Market | (229) | (150) | 52.3% | 56 | 52 | 6.4% | 1 | 9 | -88.5% |
| Commissions and Fees | 523 | 403 | 29.7% | 100 | 85 | 17.9% | 402 | 422 | -4.7% |
| Result from Insurance, Pension Plan and Premium Bonds | 0 | 0 | - | 47 | 54 | -12.1% | - | - | - |
| **Cost of Credit** | (485) | (455) | 6.7% | (89) | (70) | 26.2% | (57) | (79) | -28.3% |
| Expected Loss Expenses | (640) | (563) | 13.7% | (100) | (73) | 37.6% | (23) | (53) | -56.8% |
| Discounts Granted | (2) | (18) | -90.9% | (1) | (0) | - | (39) | (36) | 9.5% |
| Recovery of Loans Written Off as Losses | 157 | 127 | 23.6% | 13 | 3 | 376.5% | 6 | 10 | -42.5% |
| **Retained Claims** | - | - | - | (11) | (6) | 70.6% | - | - | - |
| **Other Operating Expenses** | (1,461) | (1,404) | 4.0% | (255) | (242) | 5.3% | (644) | (616) | 4.7% |
| Non-Interest Expenses | (1,434) | (1,374) | 4.4% | (244) | (233) | 4.7% | (646) | (618) | 4.5% |
| Tax Expenses for ISS, PIS, COFINS and Other Taxes | (27) | (30) | -10.3% | (11) | (9) | 19.2% | 2 | 3 | -39.2% |
| **Income before Tax and Minority Interests** | 288 | 290 | -0.8% | 204 | 172 | 18.9% | 382 | 419 | -8.9% |
| **Income Tax and Social Contribution** | 38 | 123 | -69.1% | (46) | (35) | 29.7% | (93) | (107) | -13.6% |
| **Minority Interests in Subsidiaries [1]** | (197) | (206) | -4.6% | - | - | - | - | - | - |
| **Recurring Net Income** | 129 | 207 | -37.7% | 159 | 136 | 16.1% | 289 | 311 | -7.2% |
| **Return on Average Equity - Annualized** | 3.7% | 6.1% | -2.4 p.p. | 22.8% | 20.7% | 2.1 p.p. | 34.6% | 37.2% | -2.6 p.p. |
| **Efficiency Ratio** | 65.0% | 64.9% | 0.1 p.p. | 45.5% | 49.1% | -3.6 p.p. | 59.6% | 55.4% | 4.2 p.p. |

Note: Starting in 4Q25, we began reporting Latin America results by country using nominal currency. (1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

## Itaú Chile

- Higher margin with clients, driven by foreign exchange variation;
- The negative result and lower gains, both on the trading and banking desks, resulted in a lower margin with the market;
- Higher commissions and fees from commissions from insurance services, cards and higher revenue from investment banking activities;
- Cost of credit increased due to higher provisions for companies.
- Higher expenses driven by the effect of foreign exchange variation and expenses on advisory and consulting services.

## Itaú Paraguay

- Higher margin with clients, driven by foreign exchange variation and higher balance of loans;
- Increase in commissions and fees, due to higher fees from card brands as a result of targets achieved;
- Higher cost of credit due to the provision for a specific client in the Corporate segment;
- Higher expenses driven by the effect of foreign exchange variation.

## Itaú Uruguay

- Lower commissions and fees, driven by higher provisions for reward programs;
- Reduction in cost of credit due to an improvement in the credit rating for a specific client in the Corporate segment;
- Higher expenses driven by higher volume of credit cards and higher technology expenses.

2026 Guidance

28

## Adjusted Income Statement - Base for 2026 Guidance

We present the income statement with management reclassifications that we will begin to disclose starting in the first quarter of 2026. This new disclosure format is the basis for the 2026 Guidance.

Below are the main reclassifications that are being made:

- Expenses related to card network fees, for both issuers and acquirers, previously presented in non-interest expenses, are now deducted from the respective revenue from issuing cards and payments and collections.
- Net margin from receivables discounting and cost of funding of automatic receivables discounting of the acquiring business, previously presented in financial margin with clients, are now in commissions, part of payments and collections.
- Discounts on loans in arrears up to 90 days overdue, presented in financial margin with clients, are now in cost of credit as part of discounts granted.

In addition, we also consolidated Avenue's results on a line-by-line basis, due to the acquisition of the control of the company in January 2026.

| In R$ billion | 2025 as reported | Reclassifications | Avenue | 2025 adjusted |
|---|---|---|---|---|
| Financial Margin with Clients | 121.1 | 2.8 | 0.1 | 124.1 |
| Financial margin with the market | 3.3 | - | - | 3.3 |
| Cost of credit | (36.6) | (1.5) | - | (38.1) |
| Commissions and Insurance Results[1] | 58.3 | (2.8) | 0.3 | 55.8 |
| Non-interest expenses | (66.8) | 1.7 | (0.5) | (65.6) |
| Tax expenses and other | (10.8) | (0.1) | (0.0) | (10.9) |
| **Income before tax and minority interests** | **68.6** | **0.1** | **0.0** | **68.6** |
| Income before tax and minority interests | (20.4) | (0.1) | 0.0 | (20.5) |
| Minority interests in subsidiaries | (1.3) | - | 0.0 | (1.3) |
| **Recurring managerial result** | **46.8** | **-** | **-** | **46.8** |

(1) Insurance results represents the income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Base for 2026 Guidance Spreadsheet - Click here

2026 Guidance

29

itaú

## Income Statement | Basis for 2026 Guidance

**Below we present the adjusted income statement, as shown on the previous page, which serves as the basis for the 2026 Guidance**

| | | Adjusted | |
|---|---|---|---|
| In R$ billion | 2025 | 2024 | Δ |
| Financial Margin with Clients | 124.1 | 111.2 | 11.6% |
| Financial margin with the market | 3.3 | 4.4 | -25.8% |
| Cost of credit | (38.1) | (37.0) | 2.9% |
| Commissions and Insurance Results | 55.8 | 53.1 | 5.1% |
| Non-interest expenses | (65.6) | (61.0) | 7.6% |
| Tax expenses and other | (10.9) | (10.3) | 6.0% |
| **Income before tax and minority interests** | **68.6** | **60.5** | **13.4%** |
| Income before tax and minority interests | (20.5) | (17.9) | 14.5% |
| Minority interests in subsidiaries | (1.3) | (1.2) | 8.2% |
| **Recurring managerial result** | **46.8** | **41.4** | **13.1%** |

## 2026 Guidance

**2026 guidance uses the adjusted income statement (Income Statement Base for Guidance) as a starting point**

| | 2026 Guidance |
|---|---|
| **Total credit portfolio[1]**<br>Credit portfolio - Brazil | Growth between **5.5%** and **9.5%**<br>Growth between **6.5%** and **10.5%** |
| **Financial margin with clients** | Growth between **5.0%** and **9.0%** |
| **Financial margin with the market** | Between **R$2.5 bn** and **R$5.5 bn** |
| **Cost of credit[2]** | Between **R$38.5 bn** and **R$43.5 bn** |
| **Commissions and fees and results from insurance operations[3]** | Growth between **5.0%** and **9.0%** |
| **Non-interest expenses** | Growth between **1.5%** and **5.5%** |
| **Effective tax rate** | Between **29.5%** and **32.5%** |

(1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

4 Management Discussion & Analysis and Complete Financial Statements Additional Information

31

# Comparison between BRGAAP[1] and IFRS

**Management Discussion & Analysis >** Comparison between BRGAAP and IFRS

## Disclosure of results for the fourth quarter of 2025, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete financial statements under IFRS for the fourth quarter of 2025 are available at our website:

**www.itau.com.br/investor-relations**.

R$ million

| | BRGAAP | Adjustments and Reclassifications[2] | IFRS | BRGAAP | Adjustments and Reclassifications[2] | IFRS |
|---|---|---|---|---|---|---|
| | | Dec/31/2025 | | | Dec/31/2024 | |
| **Total Assets** | **3,096,277** | **(30,108)** | **3,066,169** | **3,048,537** | **(194,062)** | **2,854,475** |
| Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4] | 2,133,423 | (4,542) | 2,128,881 | 2,014,924 | (18,235) | 1,996,689 |
| (-) Provision for Expected Loss at Amortized Cost | (51,660) | 2,591 | (49,069) | (48,875) | 1,117 | (47,758) |
| Financial Assets at Fair Value Through Other Comprehensive Income [4] | 160,421 | (27,468) | 132,953 | 306,664 | (200,104) | 106,560 |
| (-) Expected Loss at Fair Value Through Other Comprehensive Income | (480) | - | (480) | (1,972) | 1,715 | (257) |
| Financial Assets at Fair Value Through Profit or Loss [4] | 705,696 | (326) | 705,370 | 632,086 | 22,108 | 654,194 |
| Insurance Contracts | - | 212 | 212 | - | 66 | 66 |
| Tax Assets [5] | 92,810 | (13,707) | 79,103 | 88,144 | (15,491) | 72,653 |
| Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets | 56,067 | 13,132 | 69,199 | 57,566 | 14,762 | 72,328 |
| **Total Liabilities** | **2,890,647** | **(39,554)** | **2,851,093** | **2,838,080** | **(204,889)** | **2,633,191** |
| Financial Assets at Amortized Cost [3] | 2,377,910 | (25,380) | 2,352,530 | 2,340,560 | (191,784) | 2,148,776 |
| Financial Assets at Fair Value Through Profit or Loss [4] | 69,970 | (172) | 69,798 | 88,086 | (1,811) | 86,275 |
| Provision for Expected Loss (Loan Commitments and Financial Guarantees) | 1,794 | (1) | 1,793 | 4,276 | 652 | 4,928 |
| Insurance and Private Pension Contracts | 355,779 | (2,526) | 353,253 | 307,813 | (914) | 306,899 |
| Provisions | 17,791 | - | 17,791 | 19,209 | - | 19,209 |
| Tax Liabilities [5] | 21,970 | (10,388) | 11,582 | 21,784 | (10,439) | 11,345 |
| Other Liabilities | 45,433 | (1,087) | 44,346 | 56,352 | (593) | 55,759 |
| **Total Stockholders' Equity** | **205,630** | **9,446** | **215,076** | **210,457** | **10,827** | **221,284** |
| Non-controlling Interests | 9,484 | 1,091 | 10,575 | 9,402 | 792 | 10,194 |
| Total Controlling Stockholders' Equity [6] | 196,146 | 8,355 | 204,501 | 201,055 | 10,035 | 211,090 |

(1) BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

(2) Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;

(3) Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;

(4) Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;

(5) Difference in accounting, particularly deferred taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;

(6) Reconciliation of Controlling Stockholders' Equity is presented in the following table.

32

# Comparison between BRGAAP[1] and IFRS

**Management Discussion & Analysis >** Comparison between BRGAAP and IFRS

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

| | Stockholders Equity * | Result* | | | | |
|---|---|---|---|---|---|---|
| | Dec/31/2025 | 4Q25 | 3Q25 | 4Q24 | jan-dec25 | jan-dec24 |
| **BRGAAP - Values Attributable to Controlling Stockholders** | **196,146** | **11,937** | **11,561** | **10,558** | **45,671** | **40,231** |
| (a) Expected credit loss - Loan and lease operations and other financial assets | 2,486 | (11) | 166 | (387) | 535 | (1,494) |
| (b) Classification of financial assets | (3,385) | 94 | (103) | (617) | 1,169 | (528) |
| (c) Write-off of financial assets | - | - | - | (102) | (1,453) | 63 |
| (d) Reversal for amortization of goodwill | 5,291 | 163 | 163 | 184 | 676 | 722 |
| (e) Derivatives used as hedge instruments | 1,036 | (279) | (198) | 1,296 | (1,399) | 1,902 |
| Other | 2,927 | 3 | (283) | (98) | (340) | 189 |
| **IFRS - Values Attributable to Controlling Stockholders** | **204,501** | **11,907** | **11,306** | **10,834** | **44,857** | **41,085** |
| IFRS - Values Attributable to Minority Stockholders | 10,575 | 237 | 294 | 288 | 992 | 1,043 |
| **IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders** | **215,076** | **12,144** | **11,600** | **11,122** | **45,849** | **42,128** |

* Events net of tax effects

## Differences between IFRS and BRGAAP Financial Statements

**(a)** Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.[7]

**(b)** Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value.

**(c)** Starting 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS.

**(d)** Reversal of the Amortization of Goodwill under BRGAAP.

**(e)** Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS.

(7) More details in the Financial Statements for January to December, 2025.

Glossary

**Management Discussion & Analysis >** Glossary

33

## Executive Summary

**Operating Revenues**
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

**Managerial Financial Margin**
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

**Recurring Managerial Return on Average Equity – Annualized**
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

**Recurring Managerial Return on Average Assets – Annualized**
Obtained by dividing the Recurring Managerial Result by the Average Assets.

**Coverage by Stage**
Obtained by dividing the expected loss provision of the stage by the balance of operations of the respective stage.

**Efficiency Ratio**
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

**Recurring Managerial Result per Share**
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

**Dividends and Interest on Own Capital Net of Taxes**
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

**Market Capitalization**
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

**Tier I Capital Ratio**
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

**Cost of Credit**
Composed of the Result from Loan Losses, Discounts Granted and recovery of loans written of as losses.

## Managerial Financial Margin

**Financial margin with clients**
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

**Financial margin with the market**
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

**Mix of Products**
Change in the composition of credit risk assets between periods.

**Average asset portfolio**
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

**Asset spreads**
Variations in the spreads on credit risk assets between periods.

**Annualized average rate of financial margin with clients**
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

## Credit Quality

**NPL Ratio (over 90 days)**
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

**NPL Creation**
The balance of loans that became more than 90 days overdue during the quarter.

**Cost of Credit over Total Risk**
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

## Commissions and Fees and Insuran-

**Underwriting Margin**
The sum of earned premiums, retained claims and selling expenses.

**Combined Ratio**
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

34 Loan-to-Value Ratio of the financing amount to the va- lue of the underlying real estate. Credit Portfolio Funding Loan Portfolio over Gross Funding Obtained by dividing Loans by Gross Fun- ding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period. Currency Includes cash, bank deposits of instituti- ons without reserve requirements, fo- reign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency. Capital, Liquidity and Market Indicators Value at Risk (VaR) A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolida- ted VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical peri- od of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility- weighted or not, and the final VaR is whi- chever of the two methodologies is the most restrictive. Common Equity Tier I The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments. Additional Tier I Capital Consists of instruments of a perpetual nature, which meet the eligibility require- ments. Tier I Capital The sum of the Common Equity Tier I and the Additional Tier I Capital. Tier II Capital Consists of subordinated debt instru- ments with defined maturity dates that meet the eligibility requirements. Total Capital The sum of the Tier I and Tier II Capital. Total Risk Weighted Assets Consists of the sum of the portions rela- ted to the credit risk exposur (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capi- tal requirement (RWAOPAD). Results by Business Segment Retail Business Consists of the offering of banking pro- ducts and services to both current ac- count and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insu- rance, pension plan and premium bond products, and acquiring services, among others. Wholesale Business Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and servi- ces offered to high-net worth clients (Private Banking), middle market compa- nies and institutional clients. Activities with the Market + Corporation The Activities with the Market + Corpora- tion column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each seg- ment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares. Glossary Management Discussion & Analysis > Glossary

35

36 (This page was intentionally left blank)

Complete Financial Statements Fourth Quarter of 2025

# Management Report 2025

**Highlights of 2025**

Key indicators and ratios of our performance from January to December 2025 over the same period of the previous year:

itaú

Recurring
**Managerial Result**

R$46.8 billion

2024 13.1% ▲

Credit
**Portfolio[1]**

R$1.5 trillion

2024 6.0% ▲

ROE
**Recurring Managerial**

23.4%

2024 130 bps ▲

## Performance 2025 X 2024

**Financial Margin with Clients**

R$121.1 billions

12.1% ▲

**Efficiency Ratio**

38.8%

-70 bps ▼

**Tier 1 Capital Ratio**

13.8%

-120 bps ▼

The total credit portfolio growth was 6.0% compared to the previous year. The increase of the credit portfolio in Brazil was 6.6% and occured in all segments: 6.6% for individuals, 8.7% in very small, small and middle market loans, and 5.2% in corporate loans. The portfolio in Latin America increased by 3.2%, and excluding exchange rate variations during the period, this portfolio would have grown by 4.6%.

The positive effect of portfolio growth, the higher liabilities' margin, and greater remuneration on our own working capital, led to a 12.1% growth in the financial margin with clients.

Commissions and fees and result from insurance operations grew by 6.3%, mainly due to the increase in revenues from card issuance, as well as higher earnings from asset management and payments and collections. Of particular note is the increase in the acquiring transaction volume, which reached R$1 trillion for the year. Also noteworthy is the 17.0% growth in result from insurance, pension plan, and premium bonds.

Non-interest expenses rose by 7.5%, while our efficiency ratio for 2025 reached by 38.8% on a consolidated basis and 36.9% in Brazil, reductions of 70 bps and 90 bps, respectively, compared to the previous year.

[1] Includes financial guarantees provided and private securities.
Note: As of January 2025, CMN Resolution No. 4,966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the constitution of a provision for expected losses associated with credit risk. The adoption was prospective, with no material effects.

38

We present below the key indicators comprising our results:

In R$ billions

| Income information | 2025 | 2024 | Variation |
|---|---|---|---|
| **Operating Revenues[1]** | **184.4** | **169.0** | **9.1%** |
| Managerial Financial Margin | 124.4 | 112.4 | 10.6% |
| Financial Margin with Clients | 121.1 | 108.0 | 12.1% |
| Financial Margin with the Market | 3.3 | 4.4 | -25.8% |
| Commissions and Fees | 46.9 | 45.1 | 3.9% |
| Revenues from Insurance, Pension Plans and Premium Bonds | 13.1 | 11.4 | 14.8% |
| Cost of Credit | (36.6) | (34.5) | 6.1% |
| Non-interest Expenses | (66.8) | (62.1) | 7.5% |
| **Recurring Managerial Result** | **46.8** | **41.4** | **13.1%** |
| Net Income | 45.7 | 40.2 | 13.5% |
| **Recurring Managerial Return on Annualized Average Equity[2]** | **23.4%** | **22.2%** | **130 bps** |
| Return on Annualized Average Equity[3] | 22.9% | 21.5% | 130 bps |

| Shares | 2025[4] | 2024[4] | Variation |
|---|---|---|---|
| **Net Income per Share - Basic - R$[4]** | 4.12 | 3.63 | 13.7% |
| Book Value per Share - R$ (Outstanding on 12/31) | 17.79 | 18.15 | -2.0% |
| Dividends and Interest on Own Capital net of Taxes per Share - R$ | 2.87 | 2.32 | 23.4% |
| Average Financial Daily Trading Volume | 1.8 | 1.5 | 21.4% |
| B3 (ON+PN) | 0.8 | 0.8 | 2.2% |
| NYSE (ADR) | 0.9 | 0.7 | 45.3% |
| Market Capitalization[5] | 422.5 | 282.3 | 49.7% |

[1] Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate.

[3] The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate.

[4] The net income per share is calculated based on the weighted average number of outstanding shares for the period. The number of outstanding shares has been adjusted to reflect the bonus share of (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. As a result, the historical series of per share indicators was restated starting from January 2022.

[5] Source: Bloomberg.

39

Initiatives in 4Q25

Itubers Culture:

# We make choices and decisions

- Being an Ituber means having the courage to take a stand
- Being an Ituber means know how to prioritize
- Being an Ituber means know how to make trade-offs

Over the past four years, we have undergone a major cultural and digital transformation, becoming more agile, integrated, and client-focused, adopting new technologies and ways of working. This scenario requires courage, the ability to prioritize, and maturity to make choices.
With this in mind, we have launched a new value in our culture: "We make choices and decisions", reinforcing that, in a collaborative and humane place, we learn and grow stronger with every decision we make together.

Know more

## We launched the Global Account integrated into the SuperApp

At Itaú Personnalité, we launched the Global Account to provide our clients with a complete experience throughout their entire travel journey and planning. We offer an international debit card for transactions in dollars and euros, available in 180 countries and operating 24 hours a day. The account is integrated into the SuperApp and reinforces our commitment to delivering increasingly simple, complete, and personalized journeys to our clients.

Know more

## We launched a relationship program for Small and Medium Enterprises (SMEs)

We launched the Mais Vantagens (More Advantages, in Portuguese), the first relationship program in the Brazilian financial sector exclusively for legal entities and fully integrated into the Itaú Empresas app. With a simple structure, we recognize and reward our SMEs clients according to their use of products and services, allowing them to advance through five relationship levels and unlock personalized and progressive benefits. The program helps us value the primacy and engagement of our clients.

Know more

40

We are included in the list of companies with an A rating in the CDP index We achieved an “A” rating in the CDP Climate Change questionnaire, a result that encourages us to continue improving our transparency and environmental performance. This achievement reinforces our commitment to ethics, sustainability, and quality information, which are essential for investors to assess environmental risks and opportunities, in addition to further strengthening our role as a Climate Transition bank. We launched the ESG Partner sustainability seal The ESG Partner sustainability seal aims to certify real estate projects financed based on good ESG practices and encourage our clients to adopt sustainable initiatives. This initiative is aligned with our goal of mobilizing R$1 trillion in sustainable finance by the end of 2030, in addition to providing financial incentives for eco-efficient construction. 41 Know more Initiatives in 4Q25 Know more

## Awards and Recognitions

In 2025, we were recognized in multiple areas and themes that we consider fundamental. The awards we received are indicators that we are heading in the right direction and serve as an incentive for us to continue advancing in our relationships with clients, investors, and employees.

### Innovation

**Customer Centricity World Series 2025**
Better use of artificial intelligence in clients interaction

**Euromoney**
**Best bank in Brazil in the following categories:**
- Products
- Technology
- Customer Service in Cash Management

### Sustainability

**Global Finance | World's Best Investment Bank 2025**
**Best Bank in the following categories:**
- Sustainable Financing in Emerging Markets
- ESG-Related Loans
- Transition/Sustainability Linked Loans

**S&P Global Sustainability Yearbook 2025**
We were recognized as one of the companies with the best sustainability practices in the world

### Brand

**Brand Finance Brazil 100 2025**
Brazil's most valuable brand

### People

**LinkedIn Top Companies**
1st place

**FIA and Estadão**
Most Incredible Places to Work Award 2025 – Career Highlight

### Business

**Global Finance**
**World's Best Investment Bank 2025**
1st place in the following categories:
- Best in Emerging Markets – Global
- Best Equity Bank – Latin America

**The Banker**
**Top 1000 World Banks 2025**
Best Performing Bank

**Investment Banking Awards 2025**
Investment Bank of the Year – Latin America

**Bank of the Year Awards**
1st place in the Bank of the Year Brazil category

**LatinFinance**
Bank of the Year – Brazil 2025

### Communication, transparency, and clients relations

**Extel Annual Ranking (formerly Institutional Investor)**
- 1st place in all 8 Executive Team categories (Sell-Side, Buy-Side and Consolidated)
- Best in Research Latin America and Brazil, Sales Brazil, and Corporate Access Brazil

**Customer Centricity World Series 2025**
LATAM Best Measurement in CX

**Reclame Aqui Award**
1st place in 8 categories

**Abrasca Award**
Best Integrated Annual Report in the Public Companies category

42

## Private Social Investment

We want to foster access to and the expansion of rights, improve the quality of life in cities and strengthen people's transformative power. That is why we have reiterated our pact with Brazilian society under our Commitment to Private Social Investment.

| | BRAZIL | | LATAM[1] | | TOTAL |
|---|---|---|---|---|---|
| | Value (R$ millions) | Number of projects | Value (R$ millions) | Number of projects | Value (R$ millions) |
| **Non-incentivated[2]** | **505.8** | **1,099** | **39.5** | **179** | **545.3** |
| Education | 279.4 | 433 | 11.0 | 56 | 290.4 |
| Sport | 1.4 | 11 | 2.0 | 4 | 3.3 |
| Culture | 158.7 | 541 | 8.1 | 77 | 166.8 |
| Urban mobility | 39.8 | 10 | 12.9 | 3 | 52.8 |
| Diversity | 8.0 | 48 | 3.0 | 11 | 11.0 |
| Innovation and Entrepreneurship | 5.2 | 14 | 0.4 | 2 | 5.6 |
| Local Develop. and Participation | 12.6 | 33 | 0.4 | 24 | 13.0 |
| Healthcare | 0.6 | 9 | 1.7 | 2 | 2.3 |
| **Incentivated[3]** | **318.1** | **539** | **4.2** | **33** | **322.3** |
| Culture | 127.0 | 255 | 0.9 | 10 | 127.9 |
| Education | 32.1 | 71 | 1.6 | 15 | 33.7 |
| Sport | 63.6 | 79 | — | — | 63.6 |
| Healthcare | 61.8 | 40 | — | — | 61.8 |
| Longevity | 31.9 | 62 | — | — | 31.9 |
| Innovation and Entrepreneurship | 1.7 | 32 | — | — | 1.7 |
| Local Develop. and Participation | — | — | 1.7 | 8 | 1.7 |
| **Total** | **823.9** | **1,638** | **43.7** | **212** | **867.6** |

[1] The values in foreign currency were converted to Brazilian reais on December 31, 2025.

[2] Own funds of the bank's companies and in-house budgets of the foundations and institutions.

[3] Tax incentive resources under laws such as the Rouanet Law, Sports Incentive, among others.

43

Tier 2 Subordinated Financial Bills We inform to the market that we exercised, on November 13, 16, 18, 19 and 24, and December 2, 20251, the option to repurchase all of the Tier 2 Subordinated Financial Bills, indexed to the DI rate, issued by the Company between November 12 and December 2, 2020, maturing in November and December 2030, respectively, in the amount of R$3.6 billion. The impact of the repurchase of the Financial Bills on the Company's Tier 2 capital ratio was 20 basis points2. 1 Or on the next business day. 2 Calculated on a capital basis as of September 30, 2025. Tier 2 Subordinated Notes Early Redemption We inform to the market that on January 15, 2026, we exercised the call option to all Level 2 Subordinated Notes issued on January 15, 2021, in the amount of US$500 million. These notes have a coupon of 3.875% per year and were originally scheduled to mature on April 15, 2031. The estimated impact of the call on the Company's Tier 2 capital ratio will be 18 basis points¹. ¹Considering the exchange rate as of September 30, 2025 of BRL5.3186/USD and calculated on the capital base of September 30, 2025. Payment of Dividends and Interest on Capital (IOC) and Cancellation of Shares We hereby announce that the Board of Directors has approved the payment1 of: (i) Dividends, in the amount of R$1.868223 per share, paid on December 19, 2025; (ii) IOC, in the amount of R$0.369750 per share, with a 15% withholding tax2, resulting in net interest of R$0.3142875 per share, that will be paid in March 06, 2026. The payments total R$23.4 billion, and the calculation basis used was the final stockholding position recorded on December 9, 2025, with its shares traded "ex-rights" since December 10, 2025. In addition, the Board of Directors also approved the cancellation of 78,850,638 preferred shares, in the amount of R$3 billion, without reducing the subscribed and paid-in share capital. These shares were acquired by the Company through the current Buyback Program and were held in treasury. As a result of this cancellation, the share capital of R$124,063,060,190.00 will now be represented by 10,705,698,245 book-entry shares, without par value. 1 In addition to the amounts previously declared relating for the fiscal year of 2025. 2 Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. 44 Access the Announcement to the Market of 11.11.2025 Access the Announcement to the Market of 12.16.2025 Access the Announcement to the Market of 11.27.2025 Access the Notice to Shareholders of 02.04.2026

Monthly Payment of Interest on Capital – Year of 2026 | Change in the Income Tax Rate We inform our shareholders that the gross amount of the monthly IOC for the year of 2026 has been adjusted due to Law No. 224/2025, which changed the withholding income tax rate from 15% to 17.5%. The net amount of R$0.015 per share will be maintained for the monthly payments in 2026, resulting in a gross amount of R$0.018182 per share¹. 1 Except for the corporate shareholders able to prove that they are immune or exempt from such withholding income tax, in accordance with the legislation. Renewal of the Stock Buyback Program We communicate to our stockholders that the Board of Directors, meeting on February 4, 2026, has resolved to: To approve a new stock buyback program for treasury shares¹, which will be in effect from February 4, 2026, to August 5, 2027, authorizing the acquisition of up to 200,000,000 treasury preferred shares, without reducing the value of the share capital. We inform you that the new share buyback program aims to: (a) cancel the shares issued by the Company; and (b) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of their compensation models, their long-term incentive plans, and their institutional projects. ¹According to paragraphs 1 and 2 of article 30 of Law 6,404/76 and CVM Resolution No. 77/22. Bonus shares We inform our stockholders that the Company's Board of Directors approved, on December 18, 2025, a 3% share bonus, granted free of charge to holders of ITUB3, ITUB4 and ITUB shares. Shareholders who held shares in their final shareholding position on December 23, 2025, in Brazil, and December 29, 2025, in the United States, were entitled to the bonus. Acquisition of Equity Interest (FIC and Investcred) We hereby inform the market that we have entered into agreements to acquire the equity interests held by Companhia Brasileira de Distribuição (CBD), Grupo Casas Bahia (GCB), and, in the future, Sendas Distribuidora (Assaí) in Financeira Itaú CBD (FIC). Furthermore, Itaú Unibanco S.A. will acquire all of GCB's equity interests in Banco Investcred, thus gaining full control of Investcred. The completion of these transactions is subject to regulatory approvals and other contractual conditions, and is not expected to have a significant impact on Itaú's results. FIC and Investcred clients will continue to receive normal service and can use their credit cards at CBD, GCB, Assaí stores and other establishments. Any changes to the products will be communicated in due course through the institutions' official channels. WWD 45 Access the Announcement to the Market of 12.08.2025 Access the Material Fact 12.18.2025 Access the Material Fact of 02.04.2026 Access the Notice to Shareholders of 01.26.2026

Compliance with the provisions on equity policy set forth in Law No. 15,177/2025 Itaú Unibanco reaffirms its commitment to diversity and inclusion, essential values for our corporate culture. We are dedicated to building a team that reflects Brazilian society, promoting opportunities and fair treatment for all. Salary equity is a priority, and we have conducted continuous studies and actions to ensure this balance, adjusting salaries as necessary to ensure gender and racial equity, following the criteria of Brazilian legislation. In accordance with Law No. 15,177/25, which amends Law No. 6,404/76, we will now disclose the total number and percentage of women at the end of the fiscal year, and the annual compensation statement, segregated by gender and hierarchical level. Considering that the values of variable and occasional compensation for the 2025 fiscal year (first reporting period) are not yet available, the complete report will be included in the Manual of the Ordinary General Meeting (article 133 of the Brazilian Corporations Law). Acknowledgments We thank our employees who, even in the face of intense transformation, constantly adapt and commit to delivering the best solutions to our clients, allowing us to continue achieving solid results. We thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved at the Board of Directors Meeting of February 4, 2026). 46

Independent auditing Our policy for contracting non-audit services from our independent auditors, including subsidiaries, is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles consist of: (a) the auditor must not audit his own work, (b) the auditor must not exercise managerial functions in his client and (c) the auditor must not promote the interests of his client. In accordance with CVM Resolution No. 162/22, in the 2025 financial year Itaú Unibanco Holding S.A. and its subsidiaries contracted independent auditing services in the amount of R$87.7 million, and the fees for services other than independent auditing did not exceed 5% of this total. 47

ITAÚ UNIBANCO HOLDING S.A.

**BOARD OF DIRECTORS**

**Co-Chairmen**

Pedro Moreira Salles
Roberto Egydio Setubal

**Vice President**

Ricardo Villela Marino

**Members**

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fabricio Bloisi Rocha
João Moreira Salles
Marcos Marinho Lutz
Maria Helena dos Santos Fernandes de Santana
Paulo Antunes Veras
Pedro Luiz Bodin de Moraes

**AUDIT COMMITTEE**

**Chairperson**

Maria Helena dos Santos Fernandes de Santana

**Members**

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Maria Elena Cardoso Figueira
Rogério Carvalho Braga

**FISCAL COUNCIL**

**Chairman**

Gilberto Frussa

**Members**

Eduardo Hiroyuki Miyaki
Marcelo Maia Tavares de Araújo

**BOARD OF EXECUTIVE OFFICERS**

**Chief Executive Officer and Member of the Executive Committee**

Milton Maluhy Filho

**Officers and Members of the Executive Committee**

André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

**Officers**

Adriano Cabral Volpini
Albano Manoel Almeida
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Maurício Geraldes Martins
Cristiano Guimarães Duarte
Daniel Menezes Santana
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
Felipe Piccoli Aversa
Felipe Xavier Minhoto Tambelini
Flavio Ribeiro Iglesias
Guilherme Barros Leite de Albuquerque Maranhão
Gustavo Lopes Rodrigues [1]
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Maira Blini de Carvalho
Marcia Kinsch de Lima
Mário Newton Nazareth Miguel
Mayara Arci Rezeck
Michele Maria Vita
Paulo Sergio Miron
Pedro Henrique Moreira Ribeiro
Rafael Vietti da Fonseca
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira de Carvalho
Rodrigo Andre Leiras Carneiro
Rubens Fogli Netto
Tatiana Grecco
Vinícius Santana

1) Group Head of Investor Relations.

**Accountant**

Fabiana Palazzo Barbosa
CRC 1SP251437/O-4

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 48

**ITAÚ UNIBANCO S.A.**

**Chief Executive Officer and Member of the Executive Committee**

Milton Maluhy Filho

**Officers and Members of the Executive Committee**

André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

**Officers**

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Albano Manoel Almeida
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Ana Paula Nunes Cerchiari Almeida
Andre Balestrin Cestare
Andre Barreto Palma (1)
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomano Fernandes
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cassio Martini Martins Pereira (1)
Cintia Carbonieri Fleury de Camargo
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Menezes Santana
Daniel Moretto Bucheb (1)
Daniel Nascimento Goretti
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Augusto Rodrigues Cintra Zagatti (1)
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Felipe Xavier Minhoto Tambelini
Fernando Cesar Ferreira Campos (1)
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro
Flávia Davoli
Flavio Ribeiro Iglesias
Francis Roberto Gallo
Gabriel Brabo de Bernardes
Gabriel Guedes Pinto Teixeira

**Officers (continued)**

Gabriela Figueiredo Denadai
Gabriela Rodrigues Ferreira
Giovana Aparecida Braccialli Vinci
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues
Gustavo Nobuaki Aoki
Haroldo Coutinho de Lucena Neto
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Juliana Improta Cury Simon
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos
Marcos Paulo Coelho (1)
Marcos Zani Della Manna
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mariana Mauriz Rodrigues
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Mayara Arci Rezeck
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Nuno Filipe Bonito Monteiro (1)
Pamela Vaiano
Paola Archibusacci Sarkis
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Priscilla Marques Dias Ciolli
Rafael Bastos Heringer
Rafael Burini Ohde
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renato Bereznjak Cunha
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli
Ullisses Christian Silva Assis
Valéria Aparecida Marretto
Vinicius Santana

1) Elected at the Meeting of Board of Directors on 01/30/2026, in phase of approval by BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 49

**Itaú Unibanco Holding S.A.**

**Consolidated Balance Sheet**

*(In millions of reais)*

| Assets | Note | 12/31/2025 | 01/01/2025 Supplementary information (unaudited) |
|---|---|---|---|
| **Current and non-current assets** | | **3,061,050** | **2,851,314** |
| **Cash** | | **37,144** | **36,127** |
| **Interbank investments** | **2c IV, 4** | **340,388** | **302,560** |
| Securities purchased under agreements to resell | | 269,780 | 233,209 |
| Interbank deposits | | 65,544 | 66,752 |
| Assets guaranteeing technical provisions | 10b | 5,093 | 2,626 |
| (Provision for expected credit loss) | | (29) | (27) |
| **Securities** | **2c IV, 5** | **925,416** | **835,714** |
| Own portfolio | | 355,614 | 226,461 |
| Restricted | | 215,242 | 301,936 |
| Assets guaranteeing technical provisions | 10b | 355,296 | 308,623 |
| (Provision for expected credit loss) | | (736) | (1,306) |
| **Derivatives** | **2c IV, 6** | **73,311** | **96,488** |
| **Operations with credit granting characteristics** | **8** | **1,229,943** | **1,157,247** |
| Loan, lease and other credit operations | 2c IV, 2c VII | 1,084,014 | 1,022,078 |
| Securities | 2c IV | 197,424 | 188,540 |
| (Provision for expected credit loss) | 2c IV | (51,495) | (53,371) |
| **Interbank and interbranch accounts** | | **282,008** | **246,261** |
| **Current and deferred tax assets** | | **92,994** | **85,470** |
| Current tax assets | | 18,669 | 16,735 |
| Deferred tax assets | 20b I | 74,325 | 68,735 |
| **Other assets** | **9a** | **79,846** | **91,447** |
| **Permanent assets** | | **35,227** | **34,793** |
| **Investments** | **2c VI** | **9,047** | **8,527** |
| Associates and joint ventures | | 8,949 | 8,362 |
| Other investments | | 98 | 165 |
| **Fixed assets** | **2c VIII, 2c X, 14** | **9,595** | **9,080** |
| Real estate | | 9,941 | 6,932 |
| Other fixed assets | | 16,299 | 18,137 |
| (Accumulated depreciation) | | (16,645) | (15,989) |
| **Goodwill and Intangible assets** | **2c IX, 2c X, 15** | **16,585** | **17,186** |
| Goodwill | | 718 | 865 |
| Intangible assets | | 52,697 | 47,755 |
| (Accumulated amortization) | | (36,830) | (31,434) |
| **Total assets** | | **3,096,277** | **2,886,107** |

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 50

**Itaú Unibanco Holding S.A.**

**Consolidated Balance Sheet**

*(In millions of reais)*

| **Liabilities and stockholders' equity** | **Note** | **12/31/2025** | **01/01/2025 Supplementary information (unaudited)** |
|---|---|---|---|
| **Current and non-current liabilities** | | **2,890,647** | **2,674,458** |
| **Deposits** | **2c IV, 16b** | **1,114,482** | **1,054,741** |
| Demand deposits | | 135,383 | 124,920 |
| Savings deposits | | 177,305 | 180,730 |
| Interbank deposits | | 11,530 | 7,224 |
| Time deposits | | 789,643 | 735,376 |
| Other deposits | | 621 | 6,491 |
| **Securities sold under repurchase agreements** | **2c IV, 16c** | **456,158** | **409,656** |
| Own portfolio | | 201,610 | 178,922 |
| Third-party portfolio | | 176,043 | 129,536 |
| Free portfolio | | 78,505 | 101,198 |
| **Debt instruments** | **2c IV, 16d** | **415,630** | **377,344** |
| Funds from issues | | 265,486 | 236,430 |
| Foreign loans through securities | | 76,420 | 76,279 |
| Funding from structured operations certificates | | 25,577 | 19,411 |
| Debt instruments with subordination clauses | 16d III | 48,147 | 45,224 |
| **Borrowing and onlending** | **2c IV, 16e** | **147,164** | **135,113** |
| Borrowing | | 116,496 | 117,170 |
| Onlending | | 30,668 | 17,943 |
| **Derivatives** | **2c IV, 6** | **69,899** | **96,611** |
| **Interbank and interbranch accounts** | | **109,961** | **103,820** |
| **Provisions for financial guarantees, credit commitments and credits to be released** | **8a, 8c** | **1,794** | **1,153** |
| **Technical provision for insurance, pension plan and premium bonds** | **2c XI, 10a** | **360,617** | **311,812** |
| **Other provisions** | **2c XII, 11b** | **15,849** | **16,628** |
| **Current and deferred tax liabilities** | | **23,941** | **22,988** |
| Current tax liabilities | 20c | 15,327 | 14,255 |
| Deferred tax liabilities | 20b II | 8,614 | 8,733 |
| **Other liabilities** | **9b** | **175,152** | **144,592** |
| **Total stockholders' equity of controlling shareholders** | **18** | **196,146** | **202,705** |
| Capital | | 136,910 | 90,729 |
| Capital reserves | | 2,873 | 2,729 |
| Profit reserves | | 57,531 | 110,400 |
| Other comprehensive income | 2c IV | (1,155) | (244) |
| (Treasury shares) | | (13) | (909) |
| Non-controlling interests | 18e | 9,484 | 8,944 |
| **Total stockholders' equity** | | 205,630 | 211,649 |
| **Total liabilities and stockholders' equity** | | **3,096,277** | **2,886,107** |

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 51

Itaú Unibanco Holding S.A.

**Consolidated Statement of Income**

*(In millions of reais, except for number of shares and earnings per share information)*

| | Note | 07/01 to 12/31/2025 | 01/01 to 12/31/2025 |
|---|---|---|---|
| **Income related to financial operations** | **24** | **190,024** | **350,779** |
| Operations with credit granting characteristics | | 86,887 | 171,746 |
| Securities, derivatives and other | | 71,038 | 117,988 |
| Financial income from assets guaranteeing technical provisions | | 22,740 | 43,764 |
| Interbank investments and other | | 9,359 | 17,281 |
| **Expenses related to financial operations** | **24** | **(136,067)** | **(241,395)** |
| Deposits and securities sold under repurchase agreements | | (107,637) | (196,040) |
| Debt instruments | | 483 | (2,180) |
| Borrowing and onlending | | (6,976) | (890) |
| Financial expenses on technical provisions for insurance, pension plan and premium bonds | | (21,937) | (42,285) |
| **Income related to financial operations before expected credit loss** | | **53,957** | **109,384** |
| **Result of expected credit loss** | **24** | **(13,077)** | **(28,631)** |
| Expenses for provision for expected credit loss | | (15,730) | (33,712) |
| Income related to recovery of financial assets written off as loss | | 2,653 | 5,081 |
| **Gross income related to financial operations** | | **40,880** | **80,753** |
| **Other operating revenues / (expenses)** | | **(11,272)** | **(26,064)** |
| Commissions and banking fees | 25 | 25,307 | 48,973 |
| Result from insurance, pension plan and premium bonds operations | | 3,593 | 7,000 |
| Personnel expenses | 26 | (17,458) | (33,944) |
| Other administrative expenses | 26 | (14,016) | (27,423) |
| Other provisions expenses | 11b | (2,489) | (4,148) |
| Provision for civil lawsuits | | (672) | (1,228) |
| Provision for labor claims | | (1,435) | (3,334) |
| Provision for tax and social security obligations and other risks | | (382) | 414 |
| Tax expenses | 2c XIII, 20a II | (5,316) | (11,039) |
| Equity in earnings of associates, joint ventures and other investments | | 723 | 1,417 |
| Other operating revenues | | 4,009 | 3,582 |
| Other operating expenses | 26 | (5,625) | (10,482) |
| **Operating income** | | **29,608** | **54,689** |
| **Non-operating income** | | **289** | **455** |
| **Income before taxes on income and profit sharing** | | **29,897** | **55,144** |
| **Income tax and social contribution** | **2c XIII, 20a I** | **(5,544)** | **(7,868)** |
| Due on operations for the period | | (6,267) | (13,092) |
| Related to temporary differences | | 723 | 5,224 |
| **Profit sharing, net of taxes – Management members - Statutory** | **19b** | **(210)** | **(476)** |
| **Non-controlling interests** | **18e** | **(645)** | **(1,129)** |
| **Net income** | | **23,498** | **45,671** |
| | | | |
| **Earnings per share - Basic** | **21** | | |
| Common | | 2.13 | 4.12 |
| Preferred | | 2.13 | 4.12 |
| **Earnings per share - Diluted** | **21** | | |
| Common | | 2.11 | 4.08 |
| Preferred | | 2.11 | 4.08 |
| **Weighted average number of outstanding shares - Basic** | **21** | | |
| Common | | 5,617,742,977 | 5,617,742,977 |
| Preferred | | 5,437,532,545 | 5,459,926,630 |
| **Weighted average number of outstanding shares - Diluted** | **21** | | |
| Common | | 5,617,742,977 | 5,617,742,977 |
| Preferred | | 5,539,170,312 | 5,571,684,620 |

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 52

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of reais) Note 07/01 to 12/31/2025 01/01 to 12/31/2025 Consolidated net income 24,143 46,800 Financial assets at fair value through other comprehensive income 5c (361) 1,035 Change in fair value (3,834) (5,018) Tax effect 1,784 3,149 (Gains) / losses transferred to income 3,068 5,279 Tax effect (1,379) (2,375) Hedge (148) 1,003 Cash flow hedge 7b 99 197 Change in fair value 183 361 Tax effect (84) (164) Hedge of net investment in foreign operation 7c (247) 806 Change in fair value 824 2,855 Tax effect (1,071) (2,049) Remeasurements of liabilities for post-employment benefits (1) 4 (5) Remeasurements 22 8 (8) Tax effect (4) 3 Foreign exchange variation in foreign investments 2,008 (2,946) Other (7) 2 Other comprehensive income of non-controlling interests 295 44 Total consolidated other comprehensive income 1,791 (867) Total consolidated comprehensive income 25,934 45,933 Comprehensive income attributable to the owners of the parent company 24,994 44,760 Comprehensive income attributable to non-controlling interests 940 1,173 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 53

**ITAÚ UNIBANCO HOLDING S.A.**

**Consolidated Statement of Changes in Stockholders' Equity**

*(In millions of reais)*

| | Note | Attributed to owners of the parent company | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Other comprehensive income | | | | | | | | | |
| | | Capital | Treasury shares | Capital reserves | Profit reserves | Fair value through other comprehensive income adjustments [1] | Insurance contracts and private pension | Remeasurements of liabilities of post-employment benefits | Conversion adjustments of foreign investments | Gains and losses – Hedge [2] | Other | Retained earnings | Total stockholders' equity – owners of the parent company | Total stockholders' equity – non controlling interests | Total |
| **Total - 07/01/2025** | | **124,063** | **(18)** | **2,328** | **77,093** | **561** | **259** | **(1,968)** | **6,040** | **(7,552)** | **9** | **-** | **200,815** | **8,737** | **209,552** |
| Transactions with owners | | 12,847 | 5 | 545 | (15,847) | - | - | - | - | - | - | - | (2,450) | - | **(2,450)** |
| Acquisition of treasury shares | 18 | - | (3,002) | - | - | - | - | - | - | - | - | - | (3,002) | - | **(3,002)** |
| Cancellation of treasury shares | 18 | - | 3,000 | - | (3,000) | - | - | - | - | - | - | - | - | - | **-** |
| Result of delivery of treasury shares | 18 | - | 7 | (1) | - | - | - | - | - | - | - | - | 6 | - | **6** |
| Recognition of share-based payment plans | | - | - | 546 | - | - | - | - | - | - | - | - | 546 | - | **546** |
| Capitalization by reserves | | 12,847 | - | - | (12,847) | - | - | - | - | - | - | - | - | - | **-** |
| Corporate reorganization | 2c I, 3 | - | - | - | (61) | - | - | - | - | - | - | - | (61) | - | **(61)** |
| Other | | - | - | - | 314 | - | - | - | - | - | - | - | 314 | - | **314** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | - | 20 | 20 | - | **20** |
| Total comprehensive income | | - | - | - | - | (361) | - | 4 | 2,008 | (148) | (7) | 23,498 | 24,994 | 940 | **25,934** |
| Consolidated net income | | - | - | - | - | - | - | - | - | - | - | 23,498 | 23,498 | 645 | **24,143** |
| Other comprehensive income | | - | - | - | - | (361) | - | 4 | 2,008 | (148) | (7) | - | 1,496 | 295 | **1,791** |
| Appropriations: | | | | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 1,170 | - | - | - | - | - | - | (1,170) | - | - | **-** |
| Statutory reserves | | - | - | - | (2,744) | - | - | - | - | - | - | 2,744 | - | - | **-** |
| Dividends | | - | - | - | - | - | - | - | - | - | - | (20,000) | (20,000) | (193) | **(20,193)** |
| Interest on capital | | - | - | - | (2,394) | - | - | - | - | - | - | (5,092) | (7,486) | - | **(7,486)** |
| **Total - 12/31/2025** | **18** | **136,910** | **(13)** | **2,873** | **57,531** | **200** | **259** | **(1,964)** | **8,048** | **(7,700)** | **2** | **-** | **196,146** | **9,484** | **205,630** |
| **Change in the period** | | **12,847** | **5** | **545** | **(19,562)** | **(361)** | **-** | **4** | **2,008** | **(148)** | **(7)** | **-** | **(4,669)** | **747** | **(3,922)** |
| **Total - 01/01/2025** | | **90,729** | **(909)** | **2,729** | **110,400** | **(835)** | **259** | **(1,959)** | **10,994** | **(8,703)** | **-** | **-** | **202,705** | **8,944** | **211,649** |
| Transactions with owners | | 46,181 | 896 | 144 | (49,181) | - | - | - | - | - | - | - | (1,960) | - | **(1,960)** |
| Acquisition of treasury shares | 18 | - | (3,085) | - | - | - | - | - | - | - | - | - | (3,085) | - | **(3,085)** |
| Cancellation of treasury shares | 18 | - | 3,000 | - | (3,000) | - | - | - | - | - | - | - | - | - | **-** |
| Result of delivery of treasury shares | 18 | - | 981 | (10) | - | - | - | - | - | - | - | - | 971 | - | **971** |
| Recognition of share-based payment plans | | - | - | 154 | - | - | - | - | - | - | - | - | 154 | - | **154** |
| Capitalization by reserves | | 46,181 | - | - | (46,181) | - | - | - | - | - | - | - | - | - | **-** |
| Corporate reorganization | 2c I, 3 | - | - | - | (4) | - | - | - | - | - | - | - | (4) | - | **(4)** |
| Other | | - | - | - | (200) | - | - | - | - | - | - | - | (200) | - | **(200)** |
| Dividends - declared after previous period | | - | - | - | (12,229) | - | - | - | - | - | - | - | (12,229) | - | **(12,229)** |
| Interest on capital - declared after previous period | | - | - | - | (3,260) | - | - | - | - | - | - | - | (3,260) | - | **(3,260)** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | - | 38 | 38 | - | **38** |
| Total comprehensive income | | - | - | - | - | 1,035 | - | (5) | (2,946) | 1,003 | 2 | 45,671 | 44,760 | 1,173 | **45,933** |
| Consolidated net income | | - | - | - | - | - | - | - | - | - | - | 45,671 | 45,671 | 1,129 | **46,800** |
| Other comprehensive income | | - | - | - | - | 1,035 | - | (5) | (2,946) | 1,003 | 2 | - | (911) | 44 | **(867)** |
| Appropriations: | | | | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 2,283 | - | - | - | - | - | - | (2,283) | - | - | **-** |
| Statutory reserves | | - | - | - | 9,722 | - | - | - | - | - | - | (9,722) | - | - | **-** |
| Dividends | | - | - | - | - | - | - | - | - | - | - | (20,000) | (20,000) | (633) | **(20,633)** |
| Interest on capital | | - | - | - | - | - | - | - | - | - | - | (13,704) | (13,704) | - | **(13,704)** |
| **Total - 12/31/2025** | **18** | **136,910** | **(13)** | **2,873** | **57,531** | **200** | **259** | **(1,964)** | **8,048** | **(7,700)** | **2** | **-** | **196,146** | **9,484** | **205,630** |
| **Change in the period** | | **46,181** | **896** | **144** | **(52,869)** | **1,035** | **-** | **(5)** | **(2,946)** | **1,003** | **2** | **-** | **(6,559)** | **540** | **(6,019)** |

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Fair value through other comprehensive income.

2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025

54

**Itaú Unibanco Holding S.A.**

**Consolidated Statement of Cash Flows**

*(In millions of reais)*

| | Note | 07/01 to 12/31/2025 | 01/01 to 12/31/2025 |
|---|---|---|---|
| **Adjusted net income** | | **48,999** | **112,308** |
| Net income | | 23,498 | 45,671 |
| Adjustments to net income: | | 25,501 | 66,637 |
| Share-based payment | | 546 | 178 |
| Effects of changes in exchange rates on cash and cash equivalents | | (1,239) | 3,791 |
| Expected credit loss with financial instruments | 24 | 15,730 | 33,712 |
| Income from interest and foreign exchange variation from operations with subordinated debt | | 3,502 | 4,386 |
| Change in technical provisions for insurance, pension plan and premium bonds | | 8,472 | 19,152 |
| Depreciation and amortization | | 3,830 | 7,497 |
| Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks | 11b | 479 | 1,622 |
| Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks | 11b | 2,431 | 3,633 |
| Revenue from update / charges on deposits in guarantee | | (512) | (957) |
| Deferred taxes (excluding hedge tax effects) | | 2,826 | 2,092 |
| Equity in earnings of associates, joint ventures and other investments | | (722) | (1,416) |
| Income from foreign exchange of financial assets and income related to fair value through other comprehensive income | | (8,086) | (7,899) |
| Income from foreign exchange and income related to amortized cost | | (5,044) | (5,508) |
| Income from financial assets at fair value through other comprehensive income | | 3,068 | 5,279 |
| Income from sale of investments and fixed assets | | (227) | (325) |
| Income from non-controlling interests | 18e | 645 | 1,129 |
| Other | | (198) | 271 |
| **Change in assets and liabilities** | | **(17,822)** | **(51,173)** |
| **(Increase) / decrease in assets** | | | |
| Interbank investments | | (93,604) | (40,974) |
| Securities | | 10,478 | (76,227) |
| Derivative (assets / liabilities) | | (4,025) | (3,535) |
| Operations with credit granting characteristics | | (98,319) | (106,408) |
| Central Bank of Brazil deposits | | (1,758) | (6,577) |
| Interbank and interbranch accounts (assets / liabilities) | | (32,659) | (23,029) |
| Tax assets | | (7,865) | (9,616) |
| Other assets | | 562 | 7,461 |
| **(Decrease) / increase in liabilities** | | | |
| Deposits | | 94,722 | 59,741 |
| Securities sold under repurchase agreements | | 23,296 | 46,502 |
| Debt instruments | | 19,689 | 35,363 |
| Borrowing and onlending | | 27,671 | 12,051 |
| Technical provision for insurance, pension plan and premium bonds | | 15,773 | 29,653 |
| Tax liabilities | | 7,117 | 10,675 |
| Other provisions and other liabilities | | 24,996 | 23,469 |
| Payment of income tax and social contribution | | (3,896) | (9,722) |
| **Net cash provided by / (used in) operating activities** | | **31,177** | **61,135** |
| Dividends / Interest on capital received from associates and joint ventures | | 297 | 612 |
| (Purchase) / Funds from sale of financial assets at fair value through other comprehensive income | | (9,917) | (27,401) |
| (Purchase) / Funds from sale of financial assets at amortized cost | | (5,448) | 27,031 |
| (Purchase) / Sale of investments | | (89) | (111) |
| (Purchase) / Sale of fixed assets | | (681) | (1,176) |
| (Purchase) / Sale and Termination of intangible asset agreements | | (2,919) | (5,939) |
| **Net cash provided by / (used in) investing activities** | | **(18,757)** | **(6,984)** |
| Raising of subordinated debt obligations | | 3,000 | 12,401 |
| Redemption of subordinated debt obligations | | (13,031) | (13,864) |
| Change in non-controlling interests | | 295 | 44 |
| Acquisition of treasury shares | | (3,002) | (3,085) |
| Result of delivery of treasury shares | | 6 | 947 |
| Dividends / Interest on capital paid to non-controlling interests | | (193) | (633) |
| Dividends / Interest on capital paid | | (27,435) | (48,299) |
| **Net cash provided by / (used in) financing activities** | | **(40,360)** | **(52,489)** |
| **Net increase / (decrease) in cash and cash equivalents** | | **(27,940)** | **1,662** |
| Cash and cash equivalents at the beginning of the period | | 123,645 | 99,073 |
| Effect of changes in exchange rates on cash and cash equivalents | | 1,239 | (3,791) |
| Cash and cash equivalents at the end of the period | 2c III | 96,944 | 96,944 |
| Cash | | | 37,144 |
| Interbank deposits | | | 46,065 |
| Securities purchased under agreements to resell - Collateral held | | | 13,735 |

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 55

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of reais) Note 07/01 to 12/31/2025 01/01 to 12/31/2025 Income 213,694 389,474 Financial operations 193,573 358,095 Commissions and banking fees 25 25,307 48,973 Income from insurance, pension plan and premium bonds operations 3,593 7,000 Expected credit loss with financial instruments 8 (13,077) (28,631) Other 4,298 4,037 Expenses (142,746) (252,691) Financial operations (136,067) (241,395) Other (6,679) (11,296) Inputs purchased from third parties (10,537) (20,500) Third-Party and financial system services, security, transportation and travel expenses 26 (4,455) (8,605) Other (6,082) (11,895) Data processing and telecommunications 26 (3,074) (5,921) Advertising, promotions and publication 26 (859) (1,741) Installations and materials (1,237) (2,444) Other (912) (1,789) Gross added value 60,411 116,283 Depreciation and amortization 26 (3,056) (5,986) Net added value produced by the company 57,355 110,297 Added value received through transfer - Result of equity method 723 1,417 Total added value to be distributed 58,078 111,714 Distribution of added value 58,078 111,714 Personnel 17,122 33,612 Direct compensation 13,498 26,400 Benefits 2,916 5,838 FGTS – government severance pay fund 708 1,374 Taxes, fees and contributions 16,390 30,365 Federal 15,449 28,524 Municipal 941 1,841 Return on third parties' capital - Rent 423 937 Return on capital 24,143 46,800 Dividends and interest on capital 25,092 33,704 Retained earnings attributable to owners of the parent company (1,594) 11,967 Retained earnings attributable to non-controlling interests 645 1,129 The accompanying notes are an integral part of these financial statements. 56

**ITAÚ UNIBANCO HOLDING S.A.**

**Balance Sheet**

*(In millions of reais)*

| Assets | Note | 12/31/2025 |
|---|---|---|
| **Current and non-current assets** | | **278,360** |
| **Cash** | | **1,340** |
| **Interbank investments** | **2c IV, 4** | **31,319** |
| Securities purchased under agreements to resell | | 22,486 |
| Interbank deposits | | 8,833 |
| **Securities** | **2c IV, 5** | **36,986** |
| Own portfolio | | 36,986 |
| **Derivatives** | **2c IV, 6** | **8** |
| **Operations with credit granting characteristics** | **2c IV, 8** | **176,070** |
| Loan, lease and other credit operations | | 189,740 |
| (Provision for expected credit loss) | | (13,670) |
| **Interbank and interbranch accounts** | | **2** |
| **Current and deferred tax assets** | | **24,611** |
| Current tax assets | | 5,683 |
| Deferred tax assets | 20b I | 18,928 |
| **Other assets** | **2c V** | **8,024** |
| **Permanent assets** | | **195,287** |
| **Investments** | **2c VI, 12** | **194,921** |
| Subsidiaries | | 194,921 |
| **Fixed assets** | **2c VIII, 2c X** | **5** |
| Real estate | | 5 |
| Other fixed assets | | 93 |
| (Accumulated depreciation) | | (93) |
| **Intangible assets** | **2c IX, 2c X** | **361** |
| Intangible assets | | 3,098 |
| (Accumulated amortization) | | (2,737) |
| **Total assets** | | **473,647** |
| **Liabilities and stockholders' equity** | | |
| **Current and non-current liabilities** | | **277,667** |
| **Deposits** | **2c IV, 16b** | **99,439** |
| Demand deposits | | 121 |
| Interbank deposits | | 99,318 |
| **Debt instruments** | **2c IV, 16d III** | **49,608** |
| Funds from issues | | 1,486 |
| Foreign loans through securities | | 7,454 |
| Debt instruments with subordination clauses | | 40,668 |
| **Derivatives** | **2c IV, 6** | **234** |
| **Interbank and interbranch accounts** | | **76,754** |
| **Provisions for financial guarantees, credit commitments and credits to be released** | **8a, 8c** | **142** |
| **Other provisions** | | **1,275** |
| **Current and deferred tax liabilities** | | **1,917** |
| Current tax liabilities | 2c XII, 2c XIII, 20c | 999 |
| Deferred tax liabilities | 20b II | 918 |
| **Other liabilities** | **9b** | **48,298** |
| **Stockholders' equity** | **18** | **195,980** |
| Capital | | 136,910 |
| Capital reserves | | 2,873 |
| Profit reserves | | 57,107 |
| Other comprehensive income | 2c IV | (897) |
| (Treasury shares) | | (13) |
| **Total liabilities and stockholders' equity** | | **473,647** |

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 57

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 07/01 to 12/31/2025 01/01 to 12/31/2025 Income related to financial operations 16,044 30,680 Operations with credit granting characteristics 11,233 21,935 Securities, derivatives and other 4,811 8,745 Expenses related to financial operations (10,531) (19,773) Deposits and securities sold under repurchase agreements (10,769) (17,592) Debt instruments 261 (2,080) Borrowing and onlending (23) (101) Income related to financial operations before expected credit loss 5,513 10,907 Result of expected credit loss (5,034) (10,591) Expenses for expected credit loss (5,901) (12,270) Income related to recovery of financial assets written off as loss 867 1,679 Gross income related to financial operations 479 316 Other operating revenues / (expenses) 20,888 41,677 Commissions and banking fees 25 7,066 13,227 Personnel expenses (220) (442) Other administrative expenses (2,939) (5,957) Other provisions expenses 96 102 Provision for civil lawsuits (99) (173) Provision for labor claims (18) (29) Provision for tax and social security obligations and other risks 213 304 Tax expenses 20a II (1,011) (2,179) Equity in earnings of subsidiaries 12 19,772 40,122 Other operating revenues / (expenses) (1,876) (3,196) Operating income 21,367 41,993 Non-operating income (2) (4) Income before taxes on income and profit sharing 21,365 41,989 Income tax and social contribution 2c XIII 2,058 3,711 Due on operations for the period 736 144 Related to temporary differences 1,322 3,567 Profit sharing, net of taxes – Management members - Statutory (15) (41) Net income 23,408 45,659 Earnings per share - Basic Common 2.12 4.12 Preferred 2.12 4.12 Earnings per share - Diluted Common 2.10 4.08 Preferred 2.10 4.08 Weighted average number of outstanding shares - Basic Common 5,617,742,977 5,617,742,977 Preferred 5,437,532,545 5,459,926,630 Weighted average number of outstanding shares - Diluted Common 5,617,742,977 5,617,742,977 Preferred 5,539,170,312 5,571,684,620 The accompanying notes are an integral part of these financial statements. 58

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of reais) 07/01 to 12/31/2025 01/01 to 12/31/2025 Net income 23,408 45,659 Financial assets at fair value through other comprehensive income (220) 1,093 Change in fair value (10) (2) Tax effect 5 (1) Associates / Subsidiaries (215) 1,096 Hedge (140) 888 Cash flow hedge 107 82 Associates / Subsidiaries 107 82 Hedge of net investment in foreign operation (247) 806 Change in fair value 887 1,407 Tax effect (1,102) (1,379) Associates / Subsidiaries (32) 778 Remeasurements of liabilities for post-employment benefits (1) 4 (5) Remeasurements 7 7 Tax effect 3 3 Associates / Subsidiaries (6) (15) Foreign exchange variation in foreign investments 2,007 (2,946) Change in fair value 608 (168) Associates / Subsidiaries 1,399 (2,778) Other (7) 2 Total other comprehensive income 1,644 (968) Total comprehensive income 25,052 44,691 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 59

**ITAÚ UNIBANCO HOLDING S.A.**

**Statement of Changes in Stockholders' Equity**

*(In millions of reais)*

| | Note | Capital | Treasury shares | Capital reserves | Profit reserves | Other comprehensive income | | | | | Other | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Fair value through other comprehensive income adjustments | Insurance contracts and private pension | Remeasurements of liabilities of post-employment benefits | Conversion adjustments of foreign investments | Gains and losses – Hedge [1] | | | |
| **Total - 07/01/2025** | | **124,063** | **(18)** | **2,328** | **76,982** | **(648)** | **259** | **(1,968)** | **4,803** | **(4,996)** | **9** | **-** | **200,814** |
| Transactions with owners | | 12,847 | 5 | 545 | (15,847) | - | - | - | - | - | - | - | **(2,450)** |
| Acquisition of treasury shares | 18 | - | (3,002) | - | - | - | - | - | - | - | - | - | **(3,002)** |
| Cancellation of treasury shares | 18 | - | 3,000 | - | (3,000) | - | - | - | - | - | - | - | **-** |
| Result of delivery of treasury shares | 18 | - | 7 | (1) | - | - | - | - | - | - | - | - | **6** |
| Recognition of share-based payment plans | | - | - | 546 | - | - | - | - | - | - | - | - | **546** |
| Capitalization by reserves | | 12,847 | - | - | (12,847) | - | - | - | - | - | - | - | **-** |
| Corporate reorganization | 3, 2c I | - | - | - | (61) | - | - | - | - | - | - | - | **(61)** |
| Other | | - | - | - | 91 | - | - | - | - | - | - | - | **91** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | - | 20 | **20** |
| Total comprehensive income | | - | - | - | - | (220) | - | 4 | 2,007 | (140) | (7) | 23,408 | **25,052** |
| Net income | | - | - | - | - | - | - | - | - | - | - | 23,408 | **23,408** |
| Other comprehensive income | | - | - | - | - | (5) | - | 10 | 608 | (215) | - | - | **398** |
| Portion of other comprehensive income from investments in associates and subsidiaries | | - | - | - | - | (215) | - | (6) | 1,399 | 75 | (7) | - | **1,246** |
| Appropriations: | | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 1,170 | - | - | - | - | - | - | (1,170) | **-** |
| Statutory reserves | | - | - | - | (2,834) | - | - | - | - | - | - | 2,834 | **-** |
| Dividends | | - | - | - | - | - | - | - | - | - | - | (20,000) | **(20,000)** |
| Interest on capital | | - | - | - | (2,394) | - | - | - | - | - | - | (5,092) | **(7,486)** |
| **Total - 12/31/2025** | **18** | **136,910** | **(13)** | **2,873** | **57,107** | **(868)** | **259** | **(1,964)** | **6,810** | **(5,136)** | **2** | **-** | **195,980** |
| **Change in the period** | | **12,847** | **5** | **545** | **(19,875)** | **(220)** | **-** | **4** | **2,007** | **(140)** | **(7)** | **-** | **(4,834)** |
| **Total - 01/01/2025** | | **90,729** | **(909)** | **2,729** | **109,902** | **(1,961)** | **259** | **(1,959)** | **9,756** | **(6,024)** | **-** | **-** | **202,522** |
| Transactions with owners | | 46,181 | 896 | 144 | (49,181) | - | - | - | - | - | - | - | **(1,960)** |
| Acquisition of treasury shares | 18 | - | (3,085) | - | - | - | - | - | - | - | - | - | **(3,085)** |
| Cancellation of treasury shares | 18 | - | 3,000 | - | (3,000) | - | - | - | - | - | - | - | **-** |
| Result of delivery of treasury shares | 18 | - | 981 | (10) | - | - | - | - | - | - | - | - | **971** |
| Recognition of share-based payment plans | | - | - | 154 | - | - | - | - | - | - | - | - | **154** |
| Capitalization by reserves | | 46,181 | - | - | (46,181) | - | - | - | - | - | - | - | **-** |
| Corporate reorganization | 3, 2c I | - | - | - | (4) | - | - | - | - | - | - | - | **(4)** |
| Other | | - | - | - | (114) | - | - | - | - | - | - | - | **(114)** |
| Dividends - declared after previous period | | - | - | - | (12,229) | - | - | - | - | - | - | - | **(12,229)** |
| Interest on capital - declared after previous period | | - | - | - | (3,260) | - | - | - | - | - | - | - | **(3,260)** |
| Unclaimed dividends and Interest on capital | | - | - | - | - | - | - | - | - | - | - | 38 | **38** |
| Total comprehensive income | | - | - | - | - | 1,093 | - | (5) | (2,946) | 888 | 2 | 45,659 | **44,691** |
| Net income | | - | - | - | - | - | - | - | - | - | - | 45,659 | **45,659** |
| Other comprehensive income | | - | - | - | - | (3) | - | 10 | (168) | 28 | - | - | **(133)** |
| Portion of other comprehensive income from investments in associates and subsidiaries | | - | - | - | - | 1,096 | - | (15) | (2,778) | 860 | 2 | - | **(835)** |
| Appropriations: | | | | | | | | | | | | | |
| Legal reserve | | - | - | - | 2,283 | - | - | - | - | - | - | (2,283) | **-** |
| Statutory reserves | | - | - | - | 9,710 | - | - | - | - | - | - | (9,710) | **-** |
| Dividends | | - | - | - | - | - | - | - | - | - | - | (20,000) | **(20,000)** |
| Interest on capital | | - | - | - | - | - | - | - | - | - | - | (13,704) | **(13,704)** |
| **Total - 12/31/2025** | **18** | **136,910** | **(13)** | **2,873** | **57,107** | **(868)** | **259** | **(1,964)** | **6,810** | **(5,136)** | **2** | **-** | **195,980** |
| **Change in the period** | | **46,181** | **896** | **144** | **(52,795)** | **1,093** | **-** | **(5)** | **(2,946)** | **888** | **2** | **-** | **(6,542)** |

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025

60

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of reais) Note 07/01 to 12/31/2025 01/01 to 12/31/2025 Adjusted net income 10,266 15,738 Net income 23,408 45,659 Adjustments to net income: (13,142) (29,921) Share-based payment 546 178 Expected credit loss 5,901 12,270 Income from interest and foreign exchange variation from operations with subordinated debt 3,101 4,045 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 13 32 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 117 202 Revenue from update / charges on deposits in guarantee 86 (32) Deferred taxes (1,322) (3,567) Equity in earnings of subsidiaries 12 (19,772) (40,122) Amortization of goodwill 22 45 Income from interest and foreign exchange variation of securities at fair value through other comprehensive income (1,854) (2,782) Effect of changes in exchange rates on cash and cash equivalents 6 (218) Other 14 28 Change in assets and liabilities (1,917) (7,797) (Increase) / decrease in assets Interbank investments 3,296 11,216 Securities 3,350 (8,885) Derivatives (assets / liabilities) 718 89 Interbank and interbranch accounts (assets / liabilities) (5,864) 2,707 Operations with credit granting characteristics (16,190) (31,054) Tax assets (2,006) (3,495) Other assets 13,799 15,411 (Decrease) / increase in liabilities Deposits 1,937 7,810 Securities sold under repurchase agreements (838) (8,247) Debt Instruments 68 3,931 Tax liabilities (1,619) (571) Other provisions and other liabilities 1,610 3,469 Payment of income tax and social contribution (178) (178) Net cash provided by / (used in) operating activities 8,349 7,941 Dividends and interest on capital received 24,512 45,607 (Purchase) / funds from sale of securities at fair value through other comprehensive income (1,920) (11,659) (Purchase) / sale of investments (2,883) 894 Cash and cash equivalents, net of assets and liabilities arising from the incorporation of Banco Itaucard S.A. 1 1 (Purchase) / sale of intangible assets (4) (4) Net cash provided by / (used in) investing activities 19,706 34,839 Raising in subordinated debt obligations 3,000 12,400 Redemption of subordinated debt obligations (13,016) (13,584) Result of delivery of treasury shares 6 947 Acquisition of treasury shares (3,002) (3,085) Dividends and interest on capital paid (27,435) (48,299) Net cash provided by / (used in) financing activities (40,447) (51,621) Net increase / (decrease) in cash and cash equivalents (12,392) (8,841) Cash and cash equivalents at the beginning of the period 36,224 32,449 Effects of changes in exchange rates on cash and cash equivalents (6) 218 Cash and cash equivalents at the end of the period 2c III 23,826 23,826 Cash 1,340 Securities purchased under agreements to resell - Collateral held 22,486 The accompanying notes are an integral part of these financial statements. 61

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of reais) Note 07/01 to 12/31/2025 01/01 to 12/31/2025 Income 19,167 36,512 Financial operations 16,044 30,680 Commissions and banking fees 7,066 13,227 Expected credit loss with financial instruments (5,034) (10,591) Other 1,091 3,196 Expenses (12,406) (23,129) Financial operations (10,531) (19,773) Other (1,875) (3,356) Inputs purchased from third parties (2,938) (5,956) Third-Party and financial system services, security, transportation and travel expenses (141) (294) Advertising, promotions and publication (55) (182) Other (2,742) (5,480) Gross added value 3,823 7,427 Depreciation and amortization (5) (10) Net added value produced by the company 3,818 7,417 Added value received through transfer - Result of equity method 12 19,772 40,122 Total added value to be distributed 23,590 47,539 Distribution of added value 23,590 47,539 Personnel 210 390 Direct compensation 193 356 Benefits 15 29 FGTS – government severance pay fund 2 5 Taxes, fees and contributions (28) 1,490 Federal (231) 1,108 Municipal 203 382 Return on capital 23,408 45,659 Dividends and interest on capital 25,092 33,704 Retained earnings to shareholders (1,684) 11,955 The accompanying notes are an integral part of these financial statements. 62

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Itaú Unibanco Holding S.A. Notes to the Financial Statements At 12/31/2025 for balance sheet accounts and from 01/01 to 12/31 of 2025 for the statement of income (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on February 04, 2026. Note 2 - Material accounting policies a) Basis of preparation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. ITAÚ UNIBANCO HOLDING adopted on January 1, 2025, CMN Resolution No. 4,966/21 that changes the accounting criteria applicable to financial instruments and opted for the exemption from presentation, in the Consolidated and Individual Financial Statements, of the comparative amounts related to previous periods, as set forth in Article 79 of this Resolution. In order to allow better understanding of these Consolidated and Individual Financial Statements, supplementary information was included in the Consolidated Balance Sheet and Consolidated and Individual Statement of Changes in Stockholders’ Equity, that corresponds to the balances on December, 31, 2024, adjusted with new concepts at the initial date of effectiveness of CMN Resolution No. 4,966/21. Further information on the effects of the regulatory transition is detailed in Note 2b I. The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 - Statement of Added Value. 63

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended December 31, 2025 • CMN Resolution No. 4,966/21 - Financial Instruments - Establishes the classification, measurement, recognition and write-off of financial instruments, recognition of a provision for expected credit loss associated with credit risk and designation and accounting recognition of hedge accounting. Adoption was prospective, with no material effects, as of January 1, 2025, with the exception of hedge accounting and adjustment to the present value of restructured financial instruments whose effectiveness will be on January 1, 2027. CMN Resolution No. 4,966/21 considers the following pillars: Classification and measurement of financial instruments: the Securities classification categories that where previously Held to Maturity, Available for Sale and Held for Trading and no longer exist, and three measurement categories are introduced for all financial assets: • Amortized cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting only of principal and interest payments. A significant portion of the financial assets previously classified as Held to Maturity and Available for Sale has been accounted for in this category, in addition to Credit Operations and Other Credits. • Fair value through other comprehensive income (FVOCI): used when financial assets are held both to obtain contractual cash flows, consisting only of principal and interest payments, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category. • Fair value through profit or loss (FVPL): used for financial assets that do not meet the criteria described above. Derivatives, financial assets Held for Trading and equity instruments were recorded in this category. Two criteria should be considered to determine the classification of the financial assets described above: • Business model definition: that reflects how financial instruments are managed to achieve a specific commercial objective and generate cash flows, not depending on the management’s intentions in relation to an individual instrument. • Characteristics of contractual cash flow: they are tested individually to validate whether they meet the criteria for payment of only principal and interest. In the initial adoption there were designation of equity instruments at fair value through other comprehensive income whose ITAÚ UNIBANCO HOLDING CONSOLIDATED’s objective is not to generate return from their sale, since they mainly refer to companies for the development of the market in which it operates. Additionally, with the objective of eliminating accounting asymmetries, there was a designation of financial assets at fair value through profit or loss that are part of the market risk management strategy. ITAÚ UNIBANCO HOLDING CONSOLIDATED kept the measurement of financial liabilities, which remains measured at amortized cost, except for Derivatives, which are measured at fair value through profit or loss. Financial instruments measured at AC and FVOCI use the effective interest method to calculate interest income or expense, considering the materiality aspects of transaction costs in origination. To calculate the effective interest rate of credit operations with credit granting characteristics classified in AC category, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted a differentiated methodology for recognition of revenues and expenses related to transaction costs. Provision for expected credit loss associated with credit risk: includes the use of prospective information and classification of financial instruments in three stages: 64

- **Stage 1 -** credit loss expected for the next 12 months. Applicable to financial instruments without significant increase in credit risk. ITAÚ UNIBANCO HOLDING CONSOLIDATED did not adopt the option to calculate the expected credit loss for the entire life of financial instruments at this stage.

- **Stage 2 -** expected credit loss over the life of the financial instrument. Applicable to financial instruments with a significant increase in credit risk since their origination.

- **Stage 3 -** expected credit loss over the life of the financial instrument. Applicable to assets with credit recovery problems (problem assets), evidenced by the delay over 90 days in the payment of principal or charges or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on cash basis.

A financial instrument will migrate of stage as its credit risk increases or decreases.

ITAÚ UNIBANCO HOLDING CONSOLIDATED did not recognize the interest of the operations that, in the transition, were past due for over 60 days and were not characterized as problem assets.

For comparability purposes, the balances as of December 31, 2024 are presented under the same headings as January 1, 2025, the effects did not change the amount Stockholders' Equity.

Following is a summary of the changes made to financial instruments starting January 1, 2025:

**Itaú Unibanco Holding S.A.**
Consolidated Balance Sheet at 01/01/2025
*(In millions of Reais)*

| | 12/31/2024 | | 12/31/2024 | | 01/01/2025 | |
|---|---|---|---|---|---|---|
| **Assets** | **Released balance** | **Transfers** | **Supplementary information balance (unaudited) (1)** | **Remeasurements / Changes (2)** | **Classification** | **Supplementary information balance (unaudited)** |
| **Current and non-current assets** | **3,013,832** | **(159,212)** | **2,854,620** | **(3,306)** | | **2,851,314** |
| **Cash** | **36,127** | **-** | **36,127** | **-** | | **36,127** |
| **Interbank investments, net of provision for expected credit loss** | **302,587** | **-** | **302,587** | **(27)** | **AC** | **302,560** |
| **Securities** | **1,020,761** | **(184,007)** | **836,754** | **(1,040)** | | **835,714** |
| Trading securities | 536,294 | (2,430) | 533,864 | | FVPL | 553,997 |
| Available for sale securities | 304,692 | (135,019) | 169,673 | 266 | FVOCI | 125,384 |
| Held to maturity securities | 179,775 | (46,558) | 133,217 | | AC | 157,639 |
| (Provision for expected credit loss) | - | - | - | (1,306) | | (1,306) |
| **Derivatives (Trading) (3)** | **94,180** | **1,786** | **95,966** | **522** | **FVPL** | **96,488** |
| **Operations with credit granting characteristics** | **974,715** | **181,817** | **1,156,532** | **715** | | **1,157,247** |
| Loan, lease and other credit operations | 1,022,135 | (57) | 1,022,078 | - | | 1,022,078 |
| Available for sale securities | - | 135,019 | 135,019 | 5,036 | AC | 140,055 |
| Held to maturity securities | - | 47,031 | 47,031 | 1,454 | | 48,485 |
| (Provision for expected credit loss) | (47,420) | (176) | (47,596) | (5,775) | | (53,371) |
| **Interbank and interbranch accounts** | **246,261** | **-** | **246,261** | **-** | **AC** | **246,261** |
| **Current and deferred tax assets** | **88,756** | **-** | **88,756** | **(3,286)** | | **85,470** |
| **Other assets** | **250,445** | **(158,808)** | **91,637** | **(190)** | **AC / FVPL** | **91,447** |
| **Investments, net** | **8,439** | **-** | **8,439** | **88** | | **8,527** |
| **Fixed assets, net** | **9,080** | **-** | **9,080** | **-** | | **9,080** |
| **Goodwill and intangible assets, net** | **17,186** | **-** | **17,186** | **-** | | **17,186** |
| **Total assets** | **3,048,537** | **(159,212)** | **2,889,325** | **(3,218)** | | **2,886,107** |

1) The amounts presented include transfers of balances.
2) Refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories in compliance with the requirements of CMN Resolution No. 4,966/21.
3) Includes foreign exchange operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 65

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet at 01/01/2025
*(In millions of Reais)*

| Liabilities and Stockholders' Equity | 12/31/2024 Released balance | Transfers | 12/31/2024 Supplementary information balance (unaudited) [1] | Remeasurements / Changes [2] | 01/01/2025 Classification | 01/01/2025 Supplementary information balance (unaudited) |
|---|---|---|---|---|---|---|
| **Current and non-current liabilities** | **2.838.080** | **(159,212)** | **2,678,868** | **(4,410)** | | **2,674,458** |
| Deposits | 1,054,741 | - | 1,054,741 | - | AC | 1,054,741 |
| Securities sold under repurchase agreements | 409,656 | - | 409,656 | - | AC | 409,656 |
| Debt instruments | 332,120 | 45,224 | 377,344 | - | AC | 377,344 |
| Borrowing and onlending | 135,113 | - | 135,113 | - | AC | 135,113 |
| Derivatives [3] | 87,175 | 9,446 | 96,621 | (10) | FVPL | 96,611 |
| Interbank and interbranch accounts | 103,820 | - | 103,820 | - | AC | 103,820 |
| Provisions for financial guarantees, credit commitments and credits to be released | 4,176 | - | 4,176 | (3,023) | AC | 1,153 |
| Technical provision for insurance, pension plan and premium bonds | 311,812 | - | 311,812 | - | | 311,812 |
| Other provisions | 16,628 | - | 16,628 | - | | 16,628 |
| Current and deferred tax liabilities | 24,365 | - | 24,365 | (1,377) | | 22,988 |
| Other liabilities | 358,474 | (213,882) | 144,592 | - | AC / FVPL | 144,592 |
| **Total stockholders' equity of controlling shareholders** | **201,055** | **-** | **201,055** | **1,650** | | **202,705** |
| **Non-controlling interests** | **9,402** | **-** | **9,402** | **(458)** | | **8,944** |
| **Total stockholders' equity** | **210,457** | **-** | **210,457** | **1,192** | | **211,649** |
| **Total liabilities and stockholders' equity** | **3,048,537** | **(159,212)** | **2,889,325** | **(3,218)** | | **2,886,107** |

1) The amounts presented include transfers of balances.
2) Refer to the expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories in accordance with the requirements of CMN Resolution No. 4,966/21.
3) Includes foreign exchange operations.

In ITAÚ UNIBANCO HOLDING, the new classifications of financial instruments did not produce any effect on Stockholders' equity in the initial adoption of CMN Resolution No. 4,966/21. The classification involved the transfer of financial assets previously classified as Available for sale securities at a Fair value through profit of loss in the amount of R$ 2. In relation to expected credit loss associated with credit risk, there was an increase in Assets of R$ 1,638, as a counterparty to Stockholders' equity, which corresponds to R$ 652, net of tax effects. In addition, there were net reflective impacts of associates and subsidiaries on Stockholders' equity of R$ (271).

ITAÚ UNIBANCO HOLDING CONSOLIDATED would have recognized in Income or Other Comprehensive Income the amount of R$ 1,607 during the period from 01/01/2025 to 12/31/2025 if the financial instruments had not been reclassified of category.

| | 12/31/2024 | 01/01/2025 | 01/01 to 12/31/2025 | |
|---|---|---|---|---|
| | | | Gains/(Losses) of unrecognized fair value adjustment | |
| | Fair value | Classification | Income | Other comprehensive income |
| Securities | 840,986 | AC | - | 1,607 |
| | | FVOCI | - | - |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 66

Regarding the provisions for expected credit loss from financial instruments, ITAÚ UNIBANCO HOLDING CONSOLIDATED presents a summary of the changes made:

| Financial instruments | 12/31/2024 | | | 01/01/2025 | | |
|---|---|---|---|---|---|---|
| | Rating | Accounting balance | Impairment | Stage | Gross accounting balance | Provision for Expected credit loss |
| Securities | N/A | 849,002 | (616) | 1 | 292,498 | (110) |
| | | | | 2 | 241 | (1) |
| | | | | 3 | 1,595 | (1,195) |
| | | | | N/A (1) | 554,726 | - |
| Total | | 849,002 | (616) | | 849,060 | (1,306) |
| Credit operations | AA | 558,075 | (1,720) | | | |
| | A | 262,116 | (2,185) | | | |
| | B | 118,618 | (3,257) | | | |
| | C | 32,559 | (3,253) | | | |
| | D | 8,600 | (2,579) | | | |
| | E | 5,240 | (2,620) | | | |
| | F | 6,331 | (4,431) | | | |
| | G | 5,485 | (5,452) | | | |
| | H | 25,054 | (25,054) | | | |
| | N/A | 188,540 | (3,549) | | | |
| | | | | 1 | 1,098,610 | (9,958) |
| | | | | 2 | 56,770 | (13,068) |
| | | | | 3 | 55,238 | (30,345) |
| Total (2) | | 1,210,618 | (54,100) | | 1,210,618 | (53,371) |
| Financial guarantees, credit commitments and credits to be released (3) | | 623,730 | (1,045) | 1 | 611,267 | (337) |
| | | | | 2 | 8,509 | (124) |
| | | | | 3 | 3,954 | (692) |
| Total | | 623,730 | (1,045) | | 623,730 | (1,153) |

1) Financial assets not subject to expected credit loss, composed of government securities classified in the FVPL category measured at level 1 of the fair value hierarchy and by equity instruments (FVPL or FVOCI).
2) On January 1, 2025, the provision for expected credit loss comprises R$ 47,983 relating to credit operations, lease and other credits with credit granting characteristics and R$ 5,388 related to securities with credit granting characteristics.
3) The amounts are recorded off-balance sheet.

- **CMN Resolution No. 4,975/21 - Lease -** Receives the Accounting Pronouncement (CPC) 06 (R2) - Leases that eliminate the accounting of operating leases for the lessee, presenting a single lease model, which consists of: (a) initially recognize all leases as a right of use and the respective obligation at present value; and (b) recognize the depreciation of the right of use and the interest on the lease separately in income.

**Transition to CMN Resolution No. 4,975/21**

ITAÚ UNIBANCO HOLDING has adopted the Accounting Pronouncement (CPC) 06 (R2) - Lease, prospectively, since January 1, 2025, using the following criteria: (1) unified discount rate, considering a portfolio of similar contracts; and (2) calculation of the Right-of-use asset and lease liability for new contracts signed in which ITAÚ UNIBANCO HOLDING appears as a lessee, as from the effectiveness of the standard.

**II - Applicable to future periods**

- **CMN Resolution No. 4,966/21 - Financial instruments and related regulations -** Establishes the designation and accounting recognition of hedge and adjustment to the present value of restructured financial instruments, being in force starting January 1, 2027. Possible impacts are being evaluated and will be completed by the date of the standard effectiveness.

- **CMN Resolution No. 5,252/21 - Sustainability assets and liabilities -** Defines criteria for the measurement, recognition, write-off and disclosure of sustainability assets and liabilities. Changes will be prospectively applied as from 1 January 2027. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 67

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 18d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting, starting July 1, 2023, the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 - Financial Reporting in Hyperinflationary Economies. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: 68

| | Functional currency [1] | Incorporation Country | Activity | Interest in voting capital % | Interest in total capital % |
|---|---|---|---|---|---|
| | | | | 12/31/2025 | 12/31/2025 |
| **In Brazil** | | | | | |
| Banco Itaú Consignado S.A. | Real | Brazil | Financial institution | 100.00% | 100.00% |
| Banco Itaucard S.A. | Real | Brazil | Financial institution | 100.00% | 100.00% |
| Cia. Itaú de Capitalização | Real | Brazil | Premium Bonds | 100.00% | 100.00% |
| Dibens Leasing S.A. - Arrendamento Mercantil | Real | Brazil | Leasing | 100.00% | 100.00% |
| Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento | Real | Brazil | Consumer Finance Credit | 53.88% | 53.88% |
| Itaú Corretora de Valores S.A. | Real | Brazil | Securities Broker | 100.00% | 100.00% |
| Itaú Seguros S.A. | Real | Brazil | Insurance | 100.00% | 100.00% |
| Itaú Unibanco S.A. | Real | Brazil | Financial institution | 100.00% | 100.00% |
| Itaú Vida e Previdência S.A. | Real | Brazil | Pension Plan | 100.00% | 100.00% |
| Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento | Real | Brazil | Consumer Finance Credit | 50.00% | 50.00% |
| Redecard Instituição de Pagamento S.A. | Real | Brazil | Acquirer | 100.00% | 100.00% |
| **Foreign** | | | | | |
| Banco Itaú Chile | Chilean Peso | Chile | Financial institution | 67.42% | 67.42% |
| Banco Itaú Paraguay S.A. | Guarani | Paraguay | Financial institution | 100.00% | 100.00% |
| Banco Itaú (Suisse) S.A. | Swiss Franc | Switzerland | Financial institution | 100.00% | 100.00% |
| Banco Itaú Uruguay S.A. | Uruguayan Peso | Uruguay | Financial institution | 100.00% | 100.00% |
| Itau Bank, Ltd. | Real | Cayman Islands | Financial institution | 100.00% | 100.00% |
| Itau BBA International plc | US Dollar | United Kingdom | Financial institution | 100.00% | 100.00% |
| Itau BBA USA Securities Inc. | US Dollar | United States | Securities Broker | 100.00% | 100.00% |
| Itaú Colombia S.A. | Colombian Peso | Colombia | Financial institution | 67.06% | 67.06% |

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 69

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ equity of the acquired entity. I.II - Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' equity. II - Functional and presentation currency The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income. For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related provision for expected credit loss and collection procedures are maintained. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss. • ITAÚ UNIBANCO HOLDING CONSOLIDATED transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING CONSOLIDATED in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. 70

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates whether the renegotiation event is characterized as a restructuring, this is, whether there has been a significant concession to the counterparty, due to the deterioration of the client’s credit quality. The gross book value of the renegotiated financial assets is recalculated with the new conditions agreed upon. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is settled, canceled, matured or expired. IV.I - Classification of financial assets The classification and subsequent measurement of financial assets are detailed in Note 2b I . Hybrid contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss. Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING CONSOLIDATED designates it, on an irrevocable basis, at fair value through other comprehensive income. IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to derivatives and financial liabilities generated in loans or rental of financial assets. • Credit commitments and Credits to be released. • Financial guarantees: measured by the greater amount between (i) the provision for expected credit loss; and (ii) the balance of the service fee to be deferred in income, according to the contract term. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. 71

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING CONSOLIDATED own credit risk is recognized in other comprehensive income, for the net amount of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Securities, Derivatives and Other and Financial Income from Assets Guaranteeing Technical Provisions. For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost and through other comprehensive income, which considers costs and fees directly attributable to the origination of the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts when exceeding 1% of the instrument's total revenues or charges. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the differentiated methodology for financial assets with credit granting characteristic classified in the amortized cost category. For liabilities classified in the amortized cost category, incremental costs and revenues are deferred by the effective interest rate curve. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies financial instruments as problem assets if the payment of principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: The main judgments exercised of ITAÚ UNIBANCO HOLDING CONSOLIDATED to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. 72

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 For makes an assessment of the expected credit loss on financial instruments (except equity instrument, derivatives, government securities measured at fair value through profit or loss at level 1 of the hierarchy of fair value) and to credit commitments and non-cancellable credits to be released, applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to problem assets, for which a probability of default (PD) of 100% is considered. The assessment of expected credit loss is detailed in Note 2b I. The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING CONSOLIDATED determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual basis and, in the case of retail portfolios, collectively. For collective assessment purposes of retail portfolios, financial assets are grouped based on similar characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, guarantees, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers. • Maximum contractual period: ITAÚ UNIBANCO HOLDING CONSOLIDATED estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING CONSOLIDATED uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. 73

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the option to measure the expected credit loss based on the delayed payment of principal or interest, the loss history and other relevant information for financial instruments recognized in the heading Other Assets. IV.IV - Derivatives and use of hedge accounting These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Cash flow hedge: the effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders’ Equity. The ineffective portion is recorded directly in the Statement of Income. • Market fair value: financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. • Hedge of net investments in foreign operations: accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders’ Equity and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. 74

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING CONSOLIDATED is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized in the headings of Fixed Assets and/or Intangible Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and intangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. 75

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance, private pension and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expired. Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums are accounted for over the term of the contracts in proportion to the amount of insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if there is any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue. Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating. Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. 76

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semiannually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date. Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ). XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 11. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. 77

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole. The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years. Tax rates, as well as their calculation bases, are detailed in Note 20. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. 78

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 3 - Business development Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING. In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%. In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312. The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024. Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase occurs in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, ITAÚ UNIBANCO HOLDING acquired additional ownership equivalent to control with 50.1% of AVENUE’s capital (Note 28g). After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market. Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023. In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 33.6% in AVENUE’s capital. In addition, in July 2025, new shares were issued, resulting in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 32.9%. 79

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 4 - Interbank investments The accounting policy on interbank investments is presented in Note 2c IV. 12/31/2025 Amortized Cost Securities purchased under agreements to resell 269,780 Collateral held 17,152 Collateral repledge 174,390 Assets received as collateral with right to sell or repledge 58,545 Assets received as collateral without right to sell or repledge 115,845 Collateral sold 78,238 Interbank deposits 65,544 Assets guaranteeing technical provisions 5,093 (Provision for expected credit loss) (29) Total 340,388 Current 333,330 Non-current 7,058 Interbank investments are classified in stage 1. In ITAÚ UNIBANCO HOLDING the portfolio is classified as amortized cost and composed of Securities purchased under agreements to resell – Collateral held in the amount of R$ 22,486, Interbank deposits in the amount of R$ 8,833, and the fair value of these investments totals R$ 31,319. 80

## Note 5 - Securities

The accounting policy on Securities is presented in Note 2c IV.

### a) Summary

| | | 12/31/2025 | | | |
|---|---|---|---|---|---|
| | Note | Gross book value | Expected credit loss | Fair value adjustment | Accounting balance |
| At amortized cost (AC) | 5b | 136,615 | (154) | - | 136,461 |
| At fair value through other comprehensive income (FVOCI) | 5c | 161,254 | (479) | (1,614) | 159,161 |
| Designated at fair value through other comprehensive income (Designated FVOCI) | 5c | 1,840 | - | (1,060) | 780 |
| At fair value through profit or loss (FVPL) | 5d | 607,392 | (83) | 217 | 607,526 |
| Designated at fair value through profit or loss (Designated FVPL) | 5d | 21,455 | (20) | 53 | 21,488 |
| **Total** | | **928,556** | **(736)** | **(2,404)** | **925,416** |
| **Current** | | | | | **504,665** |
| **Non-current** | | | | | **420,751** |

ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates 24.9% of the portfolio as low credit risk, mainly Government securities - Brazil, and for this reason it does not recognizes a provision for expected credit loss.

Securities are classified as: R$ 325,585 in stage 1, R$ 209 in stage 2 and R$ 1,161 in stage 3. Provisions for expected credit loss on securities are classified as: R$ (105) in stage 1, R$ (30) in stage 2 and R$ (601) in stage 3.

Of the total balance of the stages, R$ 713 is from renegotiated operations, of which 100% refers to restructured operations.

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ 848 of exchange variation in income, without considering the effects of exchange rate hedging. Interest income on impaired assets not recognized during the period amounted toR$ 41.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 81

| | Note | Own portfolio | Restricted to: Repurchase agreements: Assets received as collateral without right to sell or repledge | Restricted to: Repurchase agreements: Assets received as collateral with right to sell or repledge | Restricted to: Pledged guarantees [1] | Restricted to: Central Bank of Brazil | Restricted to: Borrowing | Assets guaranteeing technical provisions Note - 10b | Total [2] |
|---|---|---|---|---|---|---|---|---|---|
| | | 12/31/2025 | | | | | | | |
| **Government securities** | | **279,240** | **102,479** | **43,622** | **34,174** | **17,306** | **-** | **19,588** | **496,409** |
| Brazil | | 225,048 | 100,050 | 40,211 | 12,176 | 17,306 | - | 19,588 | 414,379 |
| Latin America | | 38,867 | 2,429 | 2,298 | 9,009 | - | - | - | 52,603 |
| Abroad | | 15,325 | - | 1,113 | 12,989 | - | - | - | 29,427 |
| **Corporate securities** | | **31,526** | **2,150** | **1,492** | **9,435** | **-** | **-** | **61** | **44,664** |
| Rural product note | | 165 | - | - | - | - | - | - | 165 |
| Bank deposit certificates | | 272 | 36 | - | 2 | - | - | - | 310 |
| Real estate receivables certificates | | 5,586 | - | - | - | - | - | - | 5,586 |
| Debentures | | 6,833 | 2,114 | - | - | - | - | - | 8,947 |
| Eurobonds and other | | 9,931 | - | 1,492 | 9,433 | - | - | - | 20,856 |
| Financial bills | | 770 | - | - | - | - | - | - | 770 |
| Promissory and commercial notes | | 19 | - | - | - | - | - | - | 19 |
| Other | | 7,950 | - | - | - | - | - | 61 | 8,011 |
| **Shares** | | **17,679** | **-** | **-** | **4,467** | **-** | **23** | **77** | **22,246** |
| **Investment Funds** | | **27,169** | **-** | **-** | **94** | **-** | **-** | **90** | **27,353** |
| **Specially organized investment funds (PGBL/VGBL)** | | **-** | **-** | **-** | **-** | **-** | **-** | **335,480** | **335,480** |
| **Total** | | **355,614** | **104,629** | **45,114** | **48,170** | **17,306** | **23** | **355,296** | **926,152** |
| **AC** | 5b | **82,342** | **3,126** | **17,775** | **22,749** | **4,008** | **-** | **6,615** | **136,615** |
| **FVOCI and Designated FVOCI** | 5c | **96,934** | **21,515** | **10,804** | **8,978** | **13,298** | **-** | **8,891** | **160,420** |
| **FVPL and Designated FVPL** | 5d | **176,338** | **79,988** | **16,535** | **16,443** | **-** | **23** | **339,790** | **629,117** |

1) Represent securities linked to balances in Post-employment benefits (Note 22b), stock exchanges and settlement and custody houses.
2) The balance does not comprises expect credit loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 82

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 b) Securities at amortized cost (AC) 12/31/2025 Gross book value Government securities 93,503 Brazil 72,488 Latin America 5,974 Abroad 15,041 Corporate securities 43,112 Bank deposit certificates 63 Real estate receivables certificates 4,700 Fund quotas 19,334 Eurobonds and other 11,983 Financial bills 379 Other 6,653 Total 136,615 Expected credit loss (154) Amortized cost 136,461 Current 39,445 Non-current 97,016 c) Securities at fair value through other comprehensive income (FVOCI) 12/31/2025 Gross book value Fair value adjustment Fair value Government securities 149,831 (1,513) 148,318 Brazil 110,710 (1,519) 109,191 Latin America 25,173 (30) 25,143 Abroad 13,948 36 13,984 Corporate securities 11,423 (580) 10,843 Bank deposit certificates 168 (1) 167 Real estate receivables certificates 221 1 222 Debentures 4,603 (171) 4,432 Eurobonds and other 6,301 (410) 5,891 Financial bills 5 - 5 Other 125 1 126 Total 161,254 (2,093) 159,161 Shares (designated at FVOCI) 1,840 (1,060) 780 Total 163,094 (3,153) 159,941 Expected credit loss (Income) (479) Fair value adjustment (OCI) (2,674) Fair value 159,941 Current 39,775 Non-current 120,166 Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period. At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,485 and Financial bills in the amount of R$ 26,097. 83

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 d) Securities at fair value through profit or loss (FVPL) 12/31/2025 Gross book value Fair value adjustment Fair value Government securities 233,082 (5) 233,077 Brazil 226,596 65 226,661 Latin America 6,085 (70) 6,015 Abroad 401 - 401 Corporate securities 9,600 (116) 9,484 Rural product note 165 - 165 Bank deposit certificates 80 - 80 Real estate receivables certificates 669 (10) 659 Debentures 4,422 (117) 4,305 Eurobonds and other 2,644 (5) 2,639 Financial bills 382 4 386 Promissory and commercial notes 19 - 19 Other 1,219 12 1,231 Shares 21,116 350 21,466 Investment funds 8,114 (95) 8,019 Specially organized investment funds (PGBL/VGBL) 335,480 - 335,480 Total 607,392 134 607,526 Government securities (Designated FVPL) 21,455 33 21,488 Total 628,847 167 629,014 Expected credit loss (Income) (103) Fair value adjustment (Income) 270 Fair value 629,014 Financial assets not subject to Expected credit loss 599,761 322 600,083 Financial assets subject to Expected credit loss 29,086 (155) 28,931 Current 425,446 Non-current 203,568 At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Shares in the amount of R$ 12, Fixed-income fund quotas in the amount of R$ 8,003 and Eurobonds and other in the amount of R$ 1,389. 84

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 6 - Derivatives The accounting policy on Derivatives is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument. Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards. Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term. Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount. Credit derivatives - They are financial instruments which aim is to transfer credit risk: • Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs. • Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows. Further information on parameters used to manage risks may be found in Note 27. 85

### a) Derivatives by maturity date and counterparty

| By notional amount | 12/31/2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Futures | Forward | Options | Swaps | NDF | Credit derivatives | Other | Total |
| **Maturity ranges** | | | | | | | | |
| 0 - 30 | 499,584 | 56,116 | 1,452,351 | 686,500 | 237,605 | 2,751 | 1,081 | 2,935,988 |
| 31 - 90 | 224,069 | 34,281 | 833,624 | 515,001 | 155,756 | - | 388 | 1,763,119 |
| 91 - 365 | 240,613 | 61,371 | 4,419,485 | 1,222,548 | 281,022 | 50,417 | 635 | 6,276,091 |
| 366 - 720 | 140,341 | 12,554 | 74,601 | 773,310 | 73,963 | 17,752 | 2,187 | 1,094,708 |
| Over 720 days | 212,304 | 6,037 | 44,141 | 1,406,264 | 45,741 | 44,352 | 6,954 | 1,765,793 |
| **Total** | **1,316,911** | **170,359** | **6,824,202** | **4,603,623** | **794,087** | **115,272** | **11,245** | **13,835,699** |
| **Counterparties** | | | | | | | | |
| Stock exchange | 1,316,883 | 9,856 | 6,694,178 | 2,631,330 | 143,223 | 48,710 | 106 | 10,844,286 |
| Over-the-counter market | 28 | 160,503 | 130,024 | 1,972,293 | 650,864 | 66,562 | 11,139 | 2,991,413 |
| Financial institutions | 28 | 118,102 | 81,893 | 1,593,922 | 397,802 | 66,562 | 7,026 | 2,265,335 |
| Companies | - | 42,356 | 44,662 | 341,383 | 250,286 | - | 4,113 | 682,800 |
| Individuals | - | 45 | 3,469 | 36,988 | 2,776 | - | - | 43,278 |
| **Total** | **1,316,911** | **170,359** | **6,824,202** | **4,603,623** | **794,087** | **115,272** | **11,245** | **13,835,699** |

| By fair value - assets | 12/31/2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Futures | Forward | Options | Swaps | NDF | Credit derivatives | Other | Total |
| **Maturity ranges** | | | | | | | | |
| 0 - 30 | - | 2,012 | 1,360 | 4,885 | 2,223 | 198 | 570 | 11,248 |
| 31 - 90 | - | 412 | 1,262 | 1,264 | 1,719 | - | 1 | 4,658 |
| 91 - 365 | - | 1,459 | 3,871 | 4,826 | 3,153 | 57 | 6 | 13,372 |
| 366 - 720 | - | 543 | 1,861 | 9,371 | 749 | 97 | 19 | 12,640 |
| Over 720 days | - | 151 | 3,315 | 26,838 | 507 | 263 | 319 | 31,393 |
| **Total** | **-** | **4,577** | **11,669** | **47,184** | **8,351** | **615** | **915** | **73,311** |
| **Counterparties** | | | | | | | | |
| Stock exchange | - | 418 | 7,996 | 20,217 | 1,138 | 163 | 590 | 30,522 |
| Over-the-counter market | - | 4,159 | 3,673 | 26,967 | 7,213 | 452 | 325 | 42,789 |
| Financial institutions | - | 3,076 | 2,153 | 18,975 | 4,153 | 452 | 294 | 29,103 |
| Companies | - | 1,082 | 1,442 | 7,312 | 3,006 | - | 31 | 12,873 |
| Individuals | - | 1 | 78 | 680 | 54 | - | - | 813 |
| **Total** | **-** | **4,577** | **11,669** | **47,184** | **8,351** | **615** | **915** | **73,311** |

| By fair value - liabilities | 12/31/2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Futures | Forward | Options | Swaps | NDF | Credit derivatives | Other | Total |
| **Maturity ranges** | | | | | | | | |
| 0 - 30 | - | (3,204) | (499) | (5,385) | (2,574) | - | (40) | (11,702) |
| 31 - 90 | - | (621) | (894) | (1,397) | (1,500) | - | (1) | (4,413) |
| 91 - 365 | - | (412) | (2,922) | (4,865) | (4,399) | (4) | (37) | (12,639) |
| 366 - 720 | - | (119) | (1,495) | (8,601) | (1,749) | (52) | (6) | (12,022) |
| Over 720 days | - | (26) | (2,442) | (25,512) | (707) | (311) | (144) | (29,142) |
| **Total** | **-** | **(4,382)** | **(8,252)** | **(45,760)** | **(10,929)** | **(367)** | **(228)** | **(69,918)** |
| **Counterparties** | | | | | | | | |
| Stock exchange | - | (8) | (3,920) | (20,200) | (1,556) | (184) | (63) | (25,931) |
| Over-the-counter market | - | (4,374) | (4,332) | (25,560) | (9,373) | (183) | (165) | (43,987) |
| Financial institutions | - | (3,284) | (2,271) | (16,910) | (4,318) | (183) | (97) | (27,063) |
| Companies | - | (1,047) | (2,021) | (6,065) | (4,996) | - | (68) | (14,197) |
| Individuals | - | (43) | (40) | (2,585) | (59) | - | - | (2,727) |
| **Total** | **-** | **(4,382)** | **(8,252)** | **(45,760)** | **(10,929)** | **(367)** | **(228)** | **(69,918)** |

Own credit risk (DVA) was R$ 19 and is composed of derivatives.

The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 14,190, composed basically of cash, shares and government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 86

### b) Derivatives by index

| | 12/31/2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Futures | Forward | Options | Swaps | NDF | Credit derivatives | Other | Total |
| **Shares** | | | | | | | | |
| Notional amount | 15,858 | 432 | 2,109,457 | 2,177 | 5 | 6,616 | 2,728 | **2,137,273** |
| Fair value - asset | - | 418 | 7,247 | 559 | - | 132 | 6 | **8,362** |
| Fair value - liability | - | - | (5,163) | (981) | - | (104) | (27) | **(6,275)** |
| **Commodities** | | | | | | | | |
| Notional amount | 16,204 | 17 | 15,938 | 49 | 10,401 | 2 | 774 | **43,385** |
| Fair value - asset | - | 17 | 1,274 | - | 253 | - | 20 | **1,564** |
| Fair value - liability | - | (15) | (526) | (100) | (442) | - | (20) | **(1,103)** |
| **Interest** | | | | | | | | |
| Notional amount | 1,229,993 | 2,202 | 4,538,680 | 4,568,007 | - | 108,642 | 7,499 | **10,455,023** |
| Fair value - asset | - | 2,204 | 1,015 | 45,299 | - | 483 | 335 | **49,336** |
| Fair value - liability | - | (2,204) | (523) | (44,081) | - | (263) | (147) | **(47,218)** |
| **Foreign currency** | | | | | | | | |
| Notional amount | 54,856 | 167,708 | 160,127 | 33,390 | 783,681 | 12 | 244 | **1,200,018** |
| Fair value - asset | - | 1,938 | 2,133 | 1,326 | 8,098 | - | 554 | **14,049** |
| Fair value - liability | - | (2,163) | (2,040) | (598) | (10,487) | - | (34) | **(15,322)** |

### c) Credit derivatives

| | 12/31/2025 | | |
|---|---|---|---|
| | Received risk | Transferred risk | Net risk |
| **Credit derivatives** | | | |
| CDS | (34,559) | 28,141 | (6,418) |
| TRS | (52,573) | - | (52,573) |
| **Total** | **(87,132)** | **28,141** | **(58,991)** |

During the periods, there were no credit events relating to the taxable events provided for in the agreements of Credit derivatives.

## Note 7 - Hedge accounting

The accounting policy on Hedge accounting is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration.

In hedge accounting, the groups of risk factors comprise:

- Interest Rate: Risk of loss in transactions subject to interest rate variations.
- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are presented in Note 27.

To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 87

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Summaries by instrument and hedge item, nominal amount and maturity 12/31/2025 Hedge instruments Hedged item Notional amount Fair value adjustment Gross book value Cash flow hedge 240,699 (112) 240,803 Hedge of assets transactions 2,609 - 2,590 Hedge of asset-backed securities under repurchase agreements 14,039 - 14,459 Hedge of assets denominated in Chilean unit of account 83,462 (126) 83,462 Hedge of loan operations 20,950 78 20,950 Hedge of deposits and repurchase agreements 85,676 - 85,403 Hedge of funding 32,753 (63) 32,753 Hedge of highly probable forecast transactions (1) 1,210 (1) 1,186 Hedge of net investment in foreign operations 29,033 41 27,551 Hedge of net investment in foreign operations 29,033 41 27,551 Fair value hedge 160,161 (665) 161,615 Hedge of securities at amortized cost 71,035 (778) 72,925 Hedge of securities at fair value through other comprehensive income 15,422 86 15,073 Hedge of loan operations 34,599 71 34,599 Hedge of funding 39,075 (44) 38,990 Hedge of firm commitments (1) 30 - 28 Total 429,893 (736) 429,969 1) Refer to amounts designated to registered hedge items Off-Balance sheet. 88

| | 12/31/2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 0-1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | 5-10 years | Over 10 years | Total |
| **Cash flow hedge** | **151,954** | **40,224** | **17,515** | **11,116** | **13,883** | **6,007** | **-** | **240,699** |
| Hedge of assets transactions | - | - | 2,068 | - | 541 | - | - | 2,609 |
| Hedge of asset-backed securities under repurchase agreements | - | - | 8,132 | 5,907 | - | - | - | 14,039 |
| Hedge assets denominated in Chilean unit of account | 73,095 | 10,367 | - | - | - | - | - | 83,462 |
| Hedge of loan operations | 11,276 | 2,029 | 804 | 1,647 | 5,194 | - | - | 20,950 |
| Hedge of deposits and repurchase agreements | 51,197 | 20,191 | 3,579 | 2,835 | 2,032 | 5,842 | - | 85,676 |
| Hedge of funding | 15,176 | 7,637 | 2,932 | 727 | 6,116 | 165 | - | 32,753 |
| Hedge of highly probable forecast transactions (1) | 1,210 | - | - | - | - | - | - | 1,210 |
| **Hedge of net investment in foreign operations** | **29,033** | **-** | **-** | **-** | **-** | **-** | **-** | **29,033** |
| Hedge of net investment in foreign operations (2) | 29,033 | - | - | - | - | - | - | 29,033 |
| **Fair value hedge** | **56,922** | **25,728** | **27,560** | **14,035** | **9,295** | **21,670** | **4,951** | **160,161** |
| Hedge of securities at amortized cost | 10,207 | 9,412 | 16,532 | 6,416 | 5,369 | 19,759 | 3,340 | 71,035 |
| Hedge of securities at fair value through other comprehensive income | 11,438 | 130 | 1,390 | 98 | 728 | 688 | 950 | 15,422 |
| Hedge of loan operations | 13,600 | 7,890 | 5,988 | 4,507 | 1,411 | 882 | 321 | 34,599 |
| Hedge of funding | 21,647 | 8,296 | 3,650 | 3,014 | 1,787 | 341 | 340 | 39,075 |
| Hedge of firm commitments (1) | 30 | - | - | - | - | - | - | 30 |
| **Total** | **237,909** | **65,952** | **45,075** | **25,151** | **23,178** | **27,677** | **4,951** | **429,893** |

1) Refer to amounts designated to registered hedge items Off-Balance sheet.
2) Classified as current, since instruments are renewed often.

### b) Cash flow hedge

Strategies are used to manage the variation:

- In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI).
- In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM).
- In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 89

| Strategies | Heading | 12/31/2025 | | | | | |
|---|---|---|---|---|---|---|---|
| | | Hedged item | | Hedge instrument | | | |
| | | Book value | | Variation in value recognized in other comprehensive income | Cash flow hedge reserve | Notional amount | Variation in fair value used to calculate hedge ineffectiveness |
| | | Assets | Liabilities | | | | |
| **Interest rate risk** | | | | | | | |
| Hedge of assets transactions | Operations with credit granting characteristics | 2,590 | - | 9 | (5) | 2,609 | 9 |
| Hedge of asset-backed securities under repurchase agreements | Securities purchased under agreements to resell | 14,459 | - | (186) | (875) | 14,039 | (187) |
| Hedge of assets denominated in Chilean unit of account | Securities | 83,462 | - | 57 | 56 | 83,462 | 57 |
| Hedge of loan operations | Loan and lease operations | 20,950 | - | 54 | 106 | 20,950 | 55 |
| Hedge of deposits and repurchase agreements | Securities sold under repurchase agreements and Deposits | - | 85,403 | (273) | (8) | 85,676 | (273) |
| Hedge of funding | Deposits | - | 30,935 | (41) | (65) | 30,935 | (41) |
| **Foreign exchange risk** | | | | | | | |
| Hedge of funding | Deposits | - | 1,818 | 28 | 28 | 1,818 | 28 |
| Hedge of highly probable forecast transactions (1) | | 200 | 986 | 20 | 124 | 1,210 | 20 |
| **Total** | | **121,661** | **119,142** | **(332)** | **(639)** | **240,699** | **(332)** |

1) Refer to amounts designated to registered hedge items Off-balance sheet.

Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies.

| Hedge instruments | 12/31/2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value (1) | | Variations in fair value used to calculate hedge ineffectiveness | Variation in value recognized in other comprehensive income | Hedge ineffectiveness recognized in income | Amount reclassified from cash flow hedge reserve to income |
| | | Assets | Liabilities | | | | |
| **Interest rate risk** | | | | | | | |
| Futures | 102,324 | - | - | (450) | (450) | - | (152) |
| Forward | 72,802 | - | 110 | 50 | 50 | - | (29) |
| Swaps | 62,545 | 141 | 69 | 21 | 21 | - | 18 |
| **Foreign exchange risk** | | | | | | | |
| Futures | 834 | - | - | 23 | 23 | - | (2) |
| Forward | 2,194 | - | 74 | 24 | 24 | - | - |
| **Total** | **240,699** | **141** | **253** | **(332)** | **(332)** | **-** | **(165)** |

1) Values recorded in the heading derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 90

### c) Hedge of net investment in foreign operations

Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

| Strategies | 12/31/2025 | | | | | |
|---|---|---|---|---|---|---|
| | Hedged item | | Hedge instrument | | | |
| | Book value | | Variation in value recognized in other comprehensive income | Foreign currency conversion reserve | Notional amount | Variation in fair value used to calculate hedge ineffectiveness |
| | Assets | Liabilities | | | | |
| **Foreign exchange risk** | | | | | | |
| Hedge of net investment in foreign operations | 27,551 | - | (13,583) | (13,583) | 29,033 | (13,660) |
| **Total** | **27,551** | **-** | **(13,583)** | **(13,583)** | **29,033** | **(13,660)** |

| Hedge instruments | 12/31/2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Notional amount | Book value (1) | | Variation in the amount used to calculate hedge ineffectiveness | Variation in the amount recognized in other comprehensive income | Hedge ineffectiveness recognized in income | Amount reclassified from foreign currency conversion reserve into income |
| | | Assets | Liabilities | | | | |
| **Foreign exchange risk** | | | | | | | |
| Future | 12,285 | - | - | (4,807) | (4,766) | (41) | - |
| Future / NDF | 9,245 | 84 | - | (6,875) | (6,774) | (101) | - |
| Future / Financial assets | 7,503 | - | 43 | (1,978) | (2,043) | 65 | - |
| **Total** | **29,033** | **84** | **43** | **(13,660)** | **(13,583)** | **(77)** | **-** |

1) Recorded in the heading derivatives.

### d) Fair value hedge

Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.

Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 91

| Strategies | 12/31/2025 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Hedge Item | | | | | Hedge Instruments | |
| | Book value [1] | | Fair Value | | Variation in fair value recognized in income | Notional amount | Variation in fair value used to calculate hedge ineffectiveness |
| | Assets | Liabilities | Assets | Liabilities | | | |
| **Interest rate risk** | | | | | | | |
| Hedge of securities at amortized cost | 72,925 | - | 72,954 | - | 29 | 71,035 | (29) |
| Hedge of securities at fair value through other comprehensive income | 15,073 | - | 15,017 | - | (56) | 15,422 | 51 |
| Hedge of loan operations | 34,599 | - | 34,858 | - | 259 | 34,599 | (264) |
| Hedge of funding | - | 38,990 | - | 39,191 | (201) | 39,075 | 203 |
| **Foreign exchange risk** | | | | | | | |
| Hedge of firm commitments | - | 28 | - | 38 | (10) | 30 | 10 |
| **Total** | **122,597** | **39,018** | **122,829** | **39,229** | **21** | **160,161** | **(29)** |

1) Values recorded in the heading deposits, securities and operations with credit granting characteristics.

Hedges of loan operations are portfolio strategies.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 4,005, with effect on income of R$ 2,656.

| Hedge instruments | 12/31/2025 | | | | |
|---|---|---|---|---|---|
| | Notional amount | Book value [1] | | Variation in fair value used to calculate hedge ineffectiveness | Hedge ineffectiveness recognized in income |
| | | Assets | Liabilities | | |
| **Interest rate risk** | | | | | |
| Swaps | 109,027 | 385 | 1,050 | (395) | (11) |
| Futures | 51,104 | - | - | 356 | 3 |
| **Foreign exchange risk** | | | | | |
| Futures | 30 | - | - | 10 | - |
| **Total** | **160,161** | **385** | **1,050** | **(29)** | **(8)** |

1) Recorded in the heading derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 92

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 8 - Operations with credit granting characteristics The accounting policy on operations with credit granting characteristics, which comprises credit operations, lease, other credits and securities, is presented in Note 2c IV. a) Breakdown of the portfolio of operations with credit granting characteristics and lease 12/31/2025 Gross book value Individuals 473,397 Credit card 153,527 Personal loan 66,499 Payroll loans 75,319 Vehicles 36,303 Mortgage loans 141,749 Companies 577,711 Large companies 335,095 Micro / small and medium companies 242,616 Foreign loans - Latin America 230,330 Total 1,281,438 Expected credit loss (53,289) Total 1,228,149 Current 677,067 Non-current 551,082 The provision for expected credit loss comprises R$ (1,794) for operations of financial guarantees, credit commitments and credits to be released. In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (12,179) of exchange variation in income, without considering the effects of exchange rate hedging. ITAÚ UNIBANCO HOLDING 12/31/2025 Gross book value Individuals 166,306 Credit card 124,353 Personal loan 5,786 Vehicles 36,167 Companies 23,434 Corporate companies 479 Micro / small and medium companies 22,955 Total 189,740 Expected credit loss (13,812) Total 175,928 Current 141,122 Non-current 34,806 93

In ITAÚ UNIBANCO HOLDING, the provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (142).

### b) Gross book value by stages

| Stage 1 | Balance at 01/01/2025 | Transfer to Stage 2 | Transfer to Stage 3 (1) | Cure from Stage 2 | Cure from Stage 3 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | 382,930 | (30,707) | (4,127) | 11,195 | 407 | 51,279 | - | 410,977 |
| Companies | 514,435 | (12,607) | (2,325) | 2,585 | 349 | 46,265 | - | 548,702 |
| Foreign units Latin America | 201,245 | (9,631) | (1,194) | 5,508 | 594 | 14,470 | - | 210,992 |
| **Total** | **1,098,610** | **(52,945)** | **(7,646)** | **19,288** | **1,350** | **112,014** | **-** | **1,170,671** |

| Stage 2 | Balance at 01/01/2025 | Cure to Stage 1 | Transfer to Stage 3 | Transfer from Stage 1 | Cure from Stage 3 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | 34,367 | (11,195) | (13,219) | 30,707 | 3,161 | (8,951) | - | 34,870 |
| Companies | 11,471 | (2,585) | (7,638) | 12,607 | 585 | (270) | - | 14,170 |
| Foreign units Latin America | 10,932 | (5,508) | (4,027) | 9,631 | 1,085 | (1,785) | - | 10,328 |
| **Total** | **56,770** | **(19,288)** | **(24,884)** | **52,945** | **4,831** | **(11,006)** | **-** | **59,368** |

| Stage 3 | Balance at 01/01/2025 | Cure to Stage 1 | Cure to Stage 2 | Transfer from Stage 1 | Transfer from Stage 2 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | 26,650 | (407) | (3,161) | 4,127 | 13,219 | 14,051 | (26,929) | 27,550 |
| Companies | 18,812 | (349) | (585) | 2,325 | 7,638 | (7,382) | (5,620) | 14,839 |
| Foreign units Latin America | 9,776 | (594) | (1,085) | 1,194 | 4,027 | (1,156) | (3,152) | 9,010 |
| **Total** | **55,238** | **(1,350)** | **(4,831)** | **7,646** | **24,884** | **5,513** | **(35,701)** | **51,399** |

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

| Total of 3 Stages | Balance at 01/01/2025 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|
| Individuals | 443,947 | 56,379 | (26,929) | 473,397 |
| Companies | 544,718 | 38,613 | (5,620) | 577,711 |
| Foreign units Latin America | 221,953 | 11,529 | (3,152) | 230,330 |
| **Total** | **1,210,618** | **106,521** | **(35,701)** | **1,281,438** |

Of the total balance of the three stages, R$ 35,108 are from renegotiated operations, of which 52.1% refers to restructured operations.

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED renegotiated R$ 1,559 of financial assets previously written down, composed of R$ (1,559) of provision for expected credit loss.

Interest income on impaired assets not recognized during the period amounted to R$ 9,895.

| ITAÚ UNIBANCO HOLDING - Stage 1 | Balance at 01/01/2025 | Transfer to Stage 2 | Transfer to Stage 3 (1) | Cure from Stage 2 | Cure from Stage 2 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | 123,535 | (11,125) | (952) | 3,754 | 54 | 27,960 | - | 143,226 |
| Companies | 22,547 | (980) | (139) | 351 | 24 | 221 | - | 22,024 |
| **Total** | **146,082** | **(12,105)** | **(1,091)** | **4,105** | **78** | **28,181** | **-** | **165,250** |

| ITAÚ UNIBANCO HOLDING - Stage 2 | Balance at 01/01/2025 | Cure to Stage 1 | Transfer to Stage 3 | Transfer from Stage 1 | Cure from Stage 3 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | 11,286 | (3,754) | (3,738) | 11,125 | 1,147 | (3,572) | - | 12,494 |
| Companies | 766 | (351) | (382) | 980 | 28 | (333) | - | 708 |
| **Total** | **12,052** | **(4,105)** | **(4,120)** | **12,105** | **1,175** | **(3,905)** | **-** | **13,202** |

| ITAÚ UNIBANCO HOLDING - Stage 3 | Balance at 01/01/2025 | Cure to Stage 1 | Cure to Stage 2 | Transfer from Stage 1 | Transfer from Stage 2 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | 8,990 | (54) | (1,147) | 952 | 3,738 | 9,043 | (10,936) | 10,586 |
| Companies | 660 | (24) | (28) | 139 | 382 | 81 | (508) | 702 |
| **Total** | **9,650** | **(78)** | **(1,175)** | **1,091** | **4,120** | **9,124** | **(11,444)** | **11,288** |

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

| ITAÚ UNIBANCO HOLDING - Total of 3 Stages | Balance at 01/01/2025 | Acquisition / (Settlement) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|
| Individuals | 143,811 | 33,431 | (10,936) | 166,306 |
| Companies | 23,973 | (31) | (508) | 23,434 |
| **Total** | **167,784** | **33,400** | **(11,444)** | **189,740** |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 94

In ITAÚ UNIBANCO HOLDING, of the total balance of the three stages R$ 6,716 are from renegotiated operations, of which 65% refers to restructured operations.

## c) Expected credit loss by stages

| Stage 1 | Balance at 01/01/2025 | Transfer to stage 2 | Transfer to stage 3 (1) | Cure from stage 2 | Cure from stage 3 | (Increase) / Reversal | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | (6,321) | 1,792 | 207 | (2,062) | (122) | 110 | - | (6,396) |
| Companies | (2,064) | 519 | 43 | (451) | (28) | 157 | - | (1,824) |
| Foreign units Latin America | (1,910) | 399 | 95 | (791) | (200) | 562 | - | (1,845) |
| **Total** | **(10,295)** | **2,710** | **345** | **(3,304)** | **(350)** | **829** | **-** | **(10,065)** |

| Stage 2 | Balance at 01/01/2025 | Cure to stage 1 | Transfer to stage 3 | Transfer from stage 1 | Cure from stage 3 | (Increase) / Reversal | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | (8,429) | 2,062 | 5,977 | (1,792) | (1,689) | (5,302) | - | (9,173) |
| Companies | (2,828) | 451 | 2,661 | (519) | (389) | (2,628) | - | (3,252) |
| Foreign units Latin America | (1,935) | 791 | 955 | (399) | (222) | (723) | - | (1,533) |
| **Total** | **(13,192)** | **3,304** | **9,593** | **(2,710)** | **(2,300)** | **(8,653)** | **-** | **(13,958)** |

| Stage 3 | Balance at 01/01/2025 | Cure to stage 1 | Cure to stage 2 | Transfer from stage 1 | Transfer from stage 2 | (Increase) / Reversal | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | (15,931) | 122 | 1,689 | (207) | (5,977) | (23,059) | 26,929 | (16,434) |
| Companies | (11,360) | 28 | 389 | (43) | (2,661) | (1,326) | 5,620 | (9,353) |
| Foreign units Latin America | (3,746) | 200 | 222 | (95) | (955) | (2,257) | 3,152 | (3,479) |
| **Total** | **(31,037)** | **350** | **2,300** | **(345)** | **(9,593)** | **(26,642)** | **35,701** | **(29,266)** |

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

| Total of 3 Stages | Balance at 01/01/2025 | (Increase) / Reversal | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|
| Individuals | (30,681) | (28,251) | 26,929 | **(32,003)** |
| Companies | (16,252) | (3,797) | 5,620 | **(14,429)** |
| Foreign units Latin America | (7,591) | (2,418) | 3,152 | **(6,857)** |
| **Total** | **(54,524)** | **(34,466)** | **35,701** | **(53,289)** |

The consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,794).

| ITAÚ UNIBANCO HOLDING - Stage 1 | Balance at 01/01/2025 | Transfer to stage 2 | Transfer to stage 3 (1) | Cure from stage 2 | Cure from stage 3 | Increase / (Reversal) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | (2,225) | 656 | 46 | (866) | (27) | (167) | - | (2,583) |
| Companies | (226) | 49 | 5 | (70) | (6) | 8 | - | (240) |
| **Total** | **(2,451)** | **705** | **51** | **(936)** | **(33)** | **(159)** | **-** | **(2,823)** |

| ITAÚ UNIBANCO HOLDING - Stage 2 | Balance at 01/01/2025 | Cure to stage 1 | Transfer to stage 3 | Cure from stage 1 | Cure from stage 3 | Increase / (Reversal) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | (3,139) | 866 | 1,358 | (656) | (608) | (1,537) | - | (3,716) |
| Companies | (185) | 70 | 110 | (49) | (20) | (107) | - | (181) |
| **Total** | **(3,324)** | **936** | **1,468** | **(705)** | **(628)** | **(1,644)** | **-** | **(3,897)** |

| ITAÚ UNIBANCO HOLDING - Stage 3 | Balance at 01/01/2025 | Cure to stage 1 | Cure to stage 2 | Transfer from stage 1 | Transfer from stage 2 | Increase / (Reversal) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|---|---|---|---|
| Individuals | (5,514) | 27 | 608 | (46) | (1,358) | (11,315) | 10,936 | (6,662) |
| Companies | (389) | 6 | 20 | (5) | (110) | (460) | 508 | (430) |
| **Total** | **(5,903)** | **33** | **628** | **(51)** | **(1,468)** | **(11,775)** | **11,444** | **(7,092)** |

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

| ITAÚ UNIBANCO HOLDING - Total of 3 stages | Balance at 01/01/2025 | Increase / (Reversal) | Write-Off | Balance at 12/31/2025 |
|---|---|---|---|---|
| Individuals | (10,878) | (13,019) | 10,936 | **(12,961)** |
| Companies | (800) | (559) | 508 | **(851)** |
| **Total** | **(11,678)** | **(13,578)** | **11,444** | **(13,812)** |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 95

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 In ITAÚ UNIBANCO HOLDING, the consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (142). d) Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 732. e) Restricted operations and transfer of financial assets Restricted and with co-obligation 12/31/2025 01/01 to 12/31/2025 Gross book value Income Assets Liabilities Restricted operations on assets 9,167 9,191 (26) Loan operations 9,167 - (621) Foreign borrowing through securities - 9,191 595 Transfer of financial assets 199 199 - Total 9,366 9,390 (26) Without co-obligation 01/01 to 12/31/2025 Portfolio transferred Income Loan operations and other credits 13,436 (215) Written off operations (WO) 10,567 283 Total 24,003 68 f) Rural credit requirements ITAÚ UNIBANCO HOLDING CONSOLIDATED performs the service of Rural Credit Requirements by means of loan operations, issuances of securities and investments in financial instruments, and the total balance of funds of R$ 15,273 at 12/31/2025 and the requirements of investment of R$ 14,975, which represents 102%. Costs for compliance with the regulations were R$ 182 in the period. g) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 12/31/2025 Payments receivable Future financial income Present value Current 2,618 (612) 2,006 Non-current 8,799 (2,420) 6,379 From 1 to 2 years 2,023 (484) 1,539 From 2 to 3 years 1,495 (371) 1,124 From 3 to 4 years 1,254 (288) 966 From 4 to 5 years 755 (223) 532 Over 5 years 3,272 (1,054) 2,218 Total 11,417 (3,032) 8,385 Revenues from finance leases were R$ 766 in the period. 96

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 9 - Other assets and liabilities a) Other assets Note 12/31/2025 Financial 61,614 Trading and intermediation of securities 24,085 Deposits in guarantee - Contingent liabilities, provisions and legal obligations 11d 13,497 Operations without credit granting characteristics, net of provisions 11,683 Income receivable 4,206 Net amount receivables from reimbursement of provisions 11c 387 Receivables from insurance and reinsurance operations 3,188 Other financial assets 4,568 Non-financial 18,232 Sundry domestic 3,817 Sundry foreign 770 Prepaid expenses 5,740 Actuarial assets of post-employment benefit plans 22e 256 Other non-financial assets 6,533 Other 1,116 Total 79,846 Current 61,004 Non-current 18,842 b) Other liabilities Note 12/31/2025 Financial liabilities 135,418 Payment transactions 88,789 Trading and intermediation of securities 38,444 Lease liabilities 578 Transactions related to credit assignments 8e 199 Funds to be released 4,185 Other liabilities 3,223 Non-financial liabilities 39,734 Charging and collection of taxes and similar 590 Social and statutory 12,221 Sundry foreign 5,830 Sundry domestic 6,373 Personnel provision 2,892 Obligations on official agreements and rendering of payment services 2,455 Provisions for sundry payments 2,572 Liabilities of post-employment benefit plans 22e 2,273 Income receivable 3,231 Other non-financial liabilities 1,297 Total 175,152 Current 167,920 Non-current 7,232 In ITAÚ UNIBANCO HOLDING, other liabilities are mainly represented by amounts to be paid to related companies in the amount of R$ 39,330. 97

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 10 - Insurance, private pension plan and premium bonds operations The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2c XI. In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are calculated according to the technical notes approved by SUSEP. I - Insurance and private pension plan: • Provision for unearned premiums (PPNG) - recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis. • Provision for unsettled claims (PSL) - recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement. • Provision for claims incurred and not reported (IBNR) - recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits. • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. • Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. • Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental coverage reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations in force. • Provision for redemptions and other amounts to be regularized (PVR) - recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage. • Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) - recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system. 98

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 II - Premium Bonds: • Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs and covers the portion of the amounts collected for premium bonds. • Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received. • Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held. • Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received. • Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held. 99

### a) Technical provisions balances

| | Insurance | Pension plan | Premium bonds | Total |
|---|---|---|---|---|
| | 12/31/2025 | 12/31/2025 | 12/31/2025 | 12/31/2025 |
| Unearned premiums (PPNG) | 5,465 | 10 | - | 5,475 |
| Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) | 17 | 347,593 | - | 347,610 |
| Redemptions and other unsettled amounts (PVR) | 82 | 766 | - | 848 |
| Financial surplus (PEF) | - | 669 | - | 669 |
| Unsettled claims (PSL) | 474 | 13 | - | 487 |
| Claims / events incurred but not reported (IBNR) | 425 | 24 | - | 449 |
| Related expenses (PDR/PDC) | 30 | 61 | - | 91 |
| Mathematical provision for premium bonds (PMC) and redemption (PR) | - | - | 4,828 | 4,828 |
| Prize draws payable (PSP) and to be held (PSR) | - | - | 10 | 10 |
| Other provisions | 150 | - | - | 150 |
| **Total technical provisions (a)** | **6,643** | **349,136** | **4,838** | **360,617** |
| **Current** | **4,691** | **796** | **4,838** | **10,325** |
| **Non-current** | **1,952** | **348,340** | **-** | **350,292** |

### b) Assets guaranteeing technical provisions

| | Insurance | Pension plan | Premium bonds | Total |
|---|---|---|---|---|
| | 12/31/2025 | 12/31/2025 | 12/31/2025 | 12/31/2025 |
| **Interbank investments** | **1,734** | **755** | **2,604** | **5,093** |
| **Securities and derivatives** | **2,786** | **349,737** | **2,773** | **355,296** |
| PGBL / VGBL fund quotas (1) | - | 335,480 | - | 335,480 |
| Other government securities and corporate securities | 2,786 | 14,257 | 2,773 | 19,816 |
| **Receivables from insurance and reinsurance operations (2)** | **3,073** | **102** | **-** | **3,175** |
| Credit rights | 2,722 | - | - | 2,722 |
| Other credits | 351 | 102 | - | 453 |
| **Total Guarantee Assets (b)** | **7,593** | **350,594** | **5,377** | **363,564** |
| **Total Excess Coverage (b-a)** | **950** | **1,458** | **539** | **2,947** |

1) The PGBL and VGBL plans securities portfolios, the ownership and involved risks of which are the customer's responsibility, are recorded as Securities – FVPL, with a counterparty to liabilities in the heading Technical provision for pension plan (Note 10a).
2) Recorded under Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 100

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 11 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. 101

### Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

### Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned.

### I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

| | 12/31/2025 | | | |
|---|---|---|---|---|
| | Civil | Labor | Other risks | Total |
| **Opening balance - 01/01** | **3,207** | **8,213** | **1,066** | **12,486** |
| (-) Provisions guaranteed by indemnity clause | (169) | (671) | - | (840) |
| **Subtotal** | **3,038** | **7,542** | **1,066** | **11,646** |
| Adjustment / Interest | 115 | 578 | - | 693 |
| **Changes in the period reflected in income** | **1,228** | **3,334** | **364** | **4,926** |
| Increase | 1,835 | 3,793 | 650 | 6,278 |
| Reversal | (607) | (459) | (286) | (1,352) |
| Payment / Transfer | (1,426) | (3,173) | (37) | (4,636) |
| **Subtotal** | **2,955** | **8,281** | **1,393** | **12,629** |
| (+) Provisions guaranteed by indemnity clause | 197 | 565 | - | 762 |
| **Closing balance** | **3,152** | **8,846** | **1,393** | **13,391** |
| **Current** | **1,434** | **3,176** | **687** | **5,297** |
| **Non-current** | **1,718** | **5,670** | **706** | **8,094** |

### II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

| | 12/31/2025 | | |
|---|---|---|---|
| | Legal obligation - Note 20c | Tax and social security obligations | Total |
| **Opening balance - 01/01** | **2,581** | **4,142** | **6,723** |
| (-) Provisions guaranteed by indemnity clause | - | (83) | (83) |
| **Subtotal** | **2,581** | **4,059** | **6,640** |
| Adjustment / Interest | 144 | 785 | 929 |
| **Changes in the period reflected in income** | **(41)** | **(1,252)** | **(1,293)** |
| Increase | 41 | 538 | 579 |
| Reversal | (82) | (1,790) | (1,872) |
| Payment | (742) | (1,221) | (1,963) |
| **Subtotal** | **1,942** | **2,371** | **4,313** |
| (+) Provisions guaranteed by indemnity clause | - | 87 | 87 |
| **Closing balance** | **1,942** | **2,458** | **4,400** |
| **Current** | **-** | **-** | **-** |
| **Non-current** | **1,942** | **2,458** | **4,400** |

The main discussion related to tax and social security obligations is described below:

- PIS and COFINS – Calculation basis – R$ 34: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 10.

During the period,ITAÚ UNIBANCO HOLDING CONSOLIDATED adhered to notices 25/2024 (deduction of tax amortization of goodwill in the calculation of IRPJ and CSLL), 27/2024 (levy of social security contributions on amounts paid as PLR to employees and individual taxpayers), 54/2025 (demutualization of the Stock Exchange) and 19/2025 (high economic impact judicial credits) of the Comprehensive Transaction Program instituted by the

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 102

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Ministry of Finance. In addition, a provision was recognized for tax contingency. The net effect on income was R$ 550 (Note 28d). III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In civil lawsuits with possible loss, total estimated risk is R$ 4,043, and in this total there are no amounts arising from interests in joint ventures. For labor claims with possible loss, estimated risk is R$ 1,236. Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 42,145, and the main cases are described below: • INSS – Non-compensatory amounts – R$ 2,412: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • ISS – Banking activities/Provider establishment – R$ 9,413: the levy and/or payment place of ISS for certain banking revenues are discussed. • IRPJ, CSLL, PIS and COFINS – Funding expenses – R$ 5,808: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies is discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 1,690: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed. • PIS and COFINS - Reversal of revenues from depreciation in excess – R$ 3,646: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed. • IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 2,476: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Disallowance of losses – R$ 5,848: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL - Deductibility of loss in loan operations - R$ 3,679: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. 103

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 c) Accounts receivable – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 387 (Note 9a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims. d) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED basically consist of: 12/31/2025 Note Civil Labor Tax Total Deposits in guarantee 9a 1,569 2,004 9,924 13,497 Investment fund quotas 260 62 - 322 Surety 78 14 5,418 5,510 Insurance bond 2,562 2,220 20,859 25,641 Guarantee by government securities - - 411 411 Total 4,469 4,300 36,612 45,381 104

## Note 12 - Investments

| ITAÚ UNIBANCO HOLDING | | Changes from 01/01 to 12/31/2025 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Equity in earnings of subsidiaries | | | | | | | |
| Companies | Balance at 01/01/2025 | Amortization of goodwill | Dividends paid / accrued (2) | Net Income / (Loss) | Adjustments to investor criteria (1) | Unrealized results and other | Total | Changes in exchange rates and Investment Hedge - Functional currency other than Real | Adjustments in marketable securities of subsidiaries and other | Corporate Events (3) | Balance at 12/31/2025 (4) |
| **Subsidiaries** | | | | | | | | | | | |
| **In Brazil** | **191,211** | **-** | **(41,711)** | **37,630** | **654** | **(23)** | **38,261** | **(2,027)** | **308** | **(3,743)** | **182,299** |
| Itaú Unibanco S.A. | 166,330 | - | (38,900) | 32,993 | 584 | (23) | 33,554 | (2,028) | 307 | - | 159,263 |
| Redecard Instituição de Pagamento S.A. | 8,724 | - | (708) | 721 | 2 | - | 723 | - | (3) | (1,043) | 7,693 |
| Banco Itaucard S.A. | 51 | - | - | 1 | - | - | 1 | - | - | - | 52 |
| Itaú Corretora de Valores S.A. | 3,295 | - | (294) | 399 | 5 | - | 404 | - | (5) | - | 3,400 |
| Itauseg Participações S.A. | 2,545 | - | (169) | 1,002 | - | - | 1,002 | 1 | 43 | - | 3,422 |
| Itaú Consultoria de Valores Mobiliários e Participações S.A. | 1,213 | - | (52) | 119 | - | - | 119 | - | - | - | 1,280 |
| Other interests | 9,053 | - | (1,588) | 2,395 | 63 | - | 2,458 | - | (34) | (2,700) | 7,189 |
| **Foreign** | **12,071** | **(45)** | **(1,224)** | **1,861** | **-** | **-** | **1,861** | **(110)** | **12** | **57** | **12,622** |
| Banco Itaú Chile | 5,715 | (45) | (179) | 454 | - | - | 454 | (50) | 13 | - | 5,908 |
| Banco Itaú Uruguay S.A. | 5,059 | - | (826) | 1,167 | - | - | 1,167 | (3) | (2) | - | 5,395 |
| Other interests | 1,297 | - | (219) | 240 | - | - | 240 | (57) | 1 | 57 | 1,319 |
| **Total** | **203,282** | **(45)** | **(42,935)** | **39,491** | **654** | **(23)** | **40,122** | **(2,137)** | **320** | **(3,686)** | **194,921** |

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as Income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.
4) The balances presented do not consider capital reduction in the process of approval by BACEN and possible opposition from creditors, pursuant to article 174 of the Brazilian Corporate Law.

| Companies | Capital | Stockholders' equity | Net Income / (Loss) | Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING | | | Equity share in capital (%) 12/31/2025 | |
|---|---|---|---|---|---|---|---|---|
| | | | | Common | Preferred | Quotas | Voting | Share |
| **In Brazil** | | | | | | | | |
| Itaú Unibanco S.A. | 74,567 | 159,263 | 32,993 | 3,514,908,377 | 3,404,188,272 | - | 100.00% | 100.00% |
| Redecard Instituição de Pagamento S.A. | 23,923 | 39,711 | 3,721 | 348,555,621 | - | - | 19.37% | 19.37% |
| Banco Itaucard S.A. | 50 | 52 | 1 | 2,531,224,947 | 13,593,462 | - | 100.00% | 100.00% |
| Itaú Corretora de Valores S.A. | 1,650 | 3,401 | 399 | 32,882,585 | 970,956 | - | 100.00% | 100.00% |
| Itauseg Participações S.A. | 6,965 | 12,947 | 3,791 | 1,583,854,716 | - | - | 26.42% | 26.42% |
| Itaú Consultoria de Valores Mobiliários e Participações S.A. | 645 | 1,280 | 119 | 548,954 | 1,097,907 | - | 100.00% | 100.00% |
| **Foreign** | | | | | | | | |
| Banco Itaú Chile | 17,641 | 22,463 | 1,725 | 56,896,856 | - | - | 26.29% | 26.29% |
| Banco Itaú Uruguay S.A. | 559 | 5,392 | 1,167 | 4,465,133,954 | - | - | 100.00% | 100.00% |

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 281 and is allocated in the heading Income on securities, derivatives and other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (3,939).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 105

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING. 12/31/2025 01/01 to 12/31/2025 Total assets Contingent liabilities Other liabilities Other comprehensive income Total comprehensive income In Brazil Itaú Unibanco S.A. 2,218,844 13,542 34,683 (3,515) 29,203 Redecard Instituição de Pagamento S.A. 159,478 95 84,614 (6) 3,715 Banco Itaucard S.A. 55 - 1 - 1 Itaú Corretora de Valores S.A. 8,946 18 5,173 1 400 Itauseg Participações S.A. 14,207 - 43 1,153 4,986 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,430 76 2 1 115 Foreign Banco Itaú Chile 209,744 55 9,848 3,869 5,594 Banco Itaú Uruguay S.A. 51,214 - 889 (143) 1,024 106

## Note 13 - Lease Operations - Lessee

The accounting policy on Lease operations (lessee) is presented in Note 2c VII.

The total cash outflow with lease amounted to R$ 100 and lease agreements in the amount of R$ 520 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

| | 12/31/2025 |
|---|---|
| Up to 3 months | 48 |
| 3 months to 1 year | 135 |
| From 1 to 5 years | 511 |
| Over 5 years | 289 |
| **Total financial liability** | **983** |

Lease amounts recognized in the consolidated statement of income:

| | 01/01 to 12/31/2025 |
|---|---|
| Sublease revenues | 39 |
| Depreciation expenses | (77) |
| Interest expenses | (44) |
| Lease expenses for low value assets | (98) |
| Variable expenses not included in lease liabilities | (42) |
| **Total** | **(222)** |

There was no impairment adjustment in the period.

## Note 14 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2c VIII, 2c X.

| Fixed assets | 12/31/2025 | | | | |
|---|---|---|---|---|---|
| | Annual depreciation rates | Cost | Depreciation | Impairment | Residual |
| **Real estate** | | **10,375** | **(4,167)** | **(434)** | **5,774** |
| Land | | 1,912 | - | - | 1,912 |
| Buildings and improvements | 4% to 10% | 8,463 | (4,167) | (434) | 3,862 |
| **Other fixed assets** | | **16,367** | **(12,478)** | **(68)** | **3,821** |
| Installations and furniture | 10% to 20% | 3,638 | (2,781) | (17) | 840 |
| Data processing systems | 20% to 50% | 9,504 | (8,231) | (51) | 1,222 |
| Works of art | | 155 | - | - | 155 |
| Right of use | | 636 | (75) | - | 561 |
| Other [1] | 10% to 20% | 2,434 | (1,391) | - | 1,043 |
| **Total** | | **26,742** | **(16,645)** | **(502)** | **9,595** |

1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

Contractual commitments for purchase of fixed assets total R$ 1, realizable until 2028.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 107

## Note 15 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2c IX, 2c X.

| | Goodwill and intangible from incorporation | Intangible assets | | | | Total |
|---|---|---|---|---|---|---|
| | | Association for the promotion and offer of financial products and services | Software acquired | Internally developed software | Other intangible assets (1) | |
| Annual amortization rates | Up to 20% | 8% | 20% | 20% | 10% to 20% | |
| **Cost** | | | | | | |
| **Balance at 01/01/2025** | **13,111** | **2,366** | **5,892** | **23,568** | **7,978** | **52,915** |
| Acquisitions | 60 | - | 789 | 4,556 | 807 | **6,212** |
| Termination / write-offs | - | - | (9) | (261) | (489) | **(759)** |
| Exchange variation | (205) | 41 | (6) | (28) | (21) | **(219)** |
| Other | - | (16) | 7 | (7) | - | **(16)** |
| **Balance at 12/31/2025** | **12,966** | **2,391** | **6,673** | **27,828** | **8,275** | **58,133** |
| **Amortization** | | | | | | |
| **Balance at 01/01/2025** | **(10,221)** | **(1,378)** | **(4,318)** | **(11,557)** | **(4,569)** | **(32,043)** |
| Amortization expenses | (719) | (79) | (509) | (3,368) | (1,247) | **(5,922)** |
| Termination / write-offs | - | - | 5 | - | 486 | **491** |
| Exchange variation | 143 | (16) | (11) | 8 | 19 | **143** |
| Other | 9 | 16 | - | - | - | **25** |
| **Balance at 12/31/2025** | **(10,788)** | **(1,457)** | **(4,833)** | **(14,917)** | **(5,311)** | **(37,306)** |
| **Impairment** | | | | | | |
| **Balance at 01/01/2025** | **(1,357)** | **(729)** | **(174)** | **(1,326)** | **(100)** | **(3,686)** |
| Increase | - | - | - | (558) | - | **(558)** |
| Exchange variation | 28 | (26) | - | - | - | **2** |
| **Balance at 12/31/2025** | **(1,329)** | **(755)** | **(174)** | **(1,884)** | **(100)** | **(4,242)** |
| **Book value** | | | | | | |
| **Balance at 12/31/2025** | **849** | **179** | **1,666** | **11,027** | **2,864** | **16,585** |

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,297), is disclosed under the heading expenses related to financial operations.

Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 148.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 108

## Note 16 - Funding and borrowing and onlending

The accounting policy on Securities sold under agreements to resell, funds from acceptance and issuance of securities, borrowing and onlending, and subordinated debt is presented in Note 2c IV.

### a) Summary

| | Note | 12/31/2025 |
|---|---|---|
| | | Amortized cost |
| Deposits | 16b | 1,114,482 |
| Securities sold under repurchase agreements | 16c | 456,158 |
| Debt instruments | 16d | 415,630 |
| Borrowing and onlending | 16e | 147,164 |
| **Total** | | **2,133,434** |
| **Current** | | **1,139,283** |
| **Non-current** | | **994,151** |

### b) Deposits

| | 12/31/2025 |
|---|---|
| | Amortized cost |
| **Interest-bearing deposits** | **978,478** |
| Savings deposits | 177,305 |
| Interbank deposits | 11,530 |
| Time deposits | 789,643 |
| **Non-interest bearing deposits** | **136,004** |
| Demand deposits | 135,383 |
| Other deposits | 621 |
| **Total** | **1,114,482** |
| **Current** | **527,366** |
| **Non-current** | **587,116** |

In ITAÚ UNIBANCO HOLDING, Deposits are mainly represented by Interbank deposits in the amount of R$ 99,318.

### c) Securities sold under repurchase agreements

| | 12/31/2025 |
|---|---|
| | Amortized cost |
| **Own portfolio** | **201,610** |
| Government securities | 112,063 |
| Corporate securities | 56,586 |
| Own issue | 2 |
| Securities abroad | 32,959 |
| **Third-party portfolio** | **176,043** |
| **Free portfolio** | **78,505** |
| **Total** | **456,158** |
| **Current** | **384,859** |
| **Non-current** | **71,299** |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 109

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 d) Debt instruments I - Debt instruments 12/31/2025 Amortized cost Emissions funds 265,486 Financial bills 61,161 Real estate credit bills 71,121 Rural credit bills 64,644 Guaranteed real estate bills 64,438 Debentures 4,122 Foreign loans through securities 76,420 Brazil risk note programme 13,171 Structure note issued 10,419 Bonds 40,282 Fixed rate notes 9,300 Eurobonds 79 Other 3,169 Structured operations certificates 25,577 Debt instruments with subordination clauses 48,147 Financial bills 37,900 Euronotes 2,755 Bonds 7,492 Total 415,630 Current 108,419 Non-current 307,211 II - Guaranteed real estate notes Guaranteed real estate bills (LIGs) are registered, transferable and free trade credit securities, which are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Termo de emissão registrado”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. Il.l – Breakdown of asset portfolio The asset portfolio linked to LIGs corresponds to 2.33% of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. 12/31/2025 Real estate loans 67,801 Government securities - Brazil 4,496 Total asset portfolio 72,297 Total adjusted asset portfolio 72,297 Liabilities for issue of LIGs 64,438 Remuneration of the fiduciary agent 3 110

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 II.II - Requirements of asset portfolio 12/31/2025 Breakdown 93.8% Sufficiency Notional amount 112.2% Present value under stress 100.8% Weighted average term Of the asset portfolio 137.9 months Of outstanding LIGs 30.8 months Liquidity Net assets 10,313 111

### III - Debt instruments with subordination clauses

| Name of security / currency | Principal amount (original currency) | Issue | Maturity | Return p.a. | 12/31/2025 |
|---|---|---|---|---|---|
| **Subordinated financial bills - BRL** | | | | | |
| | 2,146 | 2019 | Perpetual | 114% of SELIC | 1,320 |
| | 935 | 2019 | Perpetual | SELIC + 1.17% to 1.19% | 1,064 |
| | 450 | 2020 | 2029 | CDI + 1.85% | - |
| | 106 | 2020 | 2030 | IPCA + 4.64% | 181 |
| | 1,556 | 2020 | 2030 | CDI + 2% | - |
| | 5,488 | 2021 | 2031 | CDI + 2% | 9,843 |
| | 1,005 | 2022 | Perpetual | CDI + 2.4% | 1,035 |
| | 1,161 | 2023 | 2034 | 102% of CDI | 1,223 |
| | 108 | 2023 | 2034 | CDI + 0.2% | 115 |
| | 122 | 2023 | 2034 | 10.63% | 127 |
| | 700 | 2023 | Perpetual | CDI + 1.9% | 715 |
| | 107 | 2023 | 2034 | IPCA + 5.48% | 119 |
| | 530 | 2024 | 2034 | 100% of CDI | 550 |
| | 3,100 | 2024 | 2034 | CDI + 0.65% | 3,711 |
| | 1,000 | 2024 | Perpetual | CDI + 0.9% | 1,018 |
| | 2,830 | 2024 | Perpetual | CDI + 1.1% | 2,832 |
| | 470 | 2024 | 2039 | 102% of CDI | 488 |
| | 4,984 | 2025 | Perpetual | CDI + 1.25% | 5,449 |
| | 3,000 | 2025 | Perpetual | CDI + 1.15% | 3,108 |
| | 4,415 | 2025 | Perpetual | CDI + 1.35% | 5,002 |
| | | | | **Total** | **37,900** |
| **Subordinated euronotes - USD** | | | | | |
| | 750 | 2018 | Perpetual | 7.86% | - |
| | 700 | 2020 | Perpetual | 7.56% | - |
| | 501 | 2021 | 2031 | 3.88% | 2,755 |
| | | | | **Total** | **2,755** |
| **Subordinated bonds - CLP** | | | | | |
| | 180,351 | 2008 | 2033 | 3.50% to 4.92% | 1,573 |
| | 97,962 | 2009 | 2035 | 4.75% | 1,256 |
| | 1,060,250 | 2010 | 2032 | 4.35% | 125 |
| | 1,060,250 | 2010 | 2035 | 3.90% to 3.96% | 289 |
| | 1,060,250 | 2010 | 2036 | 4.48% | 1,380 |
| | 1,060,250 | 2010 | 2038 | 3.93% | 1,005 |
| | 1,060,250 | 2010 | 2040 | 4.15% to 4.29% | 775 |
| | 1,060,250 | 2010 | 2042 | 4.45% | 378 |
| | 57,168 | 2014 | 2034 | 3.80% | 495 |
| | | | | **Total** | **7,276** |
| **Subordinated bonds - COP** | | | | | |
| | 146,000 | 2013 | 2028 | IPC + 2% | 216 |
| | | | | **Total** | **216** |
| **Subordinated bonds - USD** | | | | | |
| | 172 | 2025 | 2025 | 8.90% | - |
| | 878 | 2024 | 2024 | 7.18% | - |
| | | | | **Total** | **-** |
| **Total** | | | | | **48,147** |

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated financial bills in the amount of R$ 37,899 and Subordinated euronotes in the amount of R$ 2,769.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 112

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 e) Borrowing and onlending 12/31/2025 Amortized Cost Borrowing 116,496 In Brazil 10,616 Foreign (1) 105,880 Onlending - in Brazil – Official institutions 30,668 BNDES 12,908 FINAME 15,445 Other 2,315 Total 147,164 Current 118,637 Non-current 28,527 1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. Note 17 - Fair value The accounting policy on Fair value of financial instruments is presented in Note 2c IV. a) Financial assets and liabilities measured at fair value The assets and liabilities measured at fair value on a recurring basis are classified as follows: Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market. Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level. Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. 113

## I - Fair value of financial assets and liabilities

| | 12/31/2025 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Fair value |
| **Financial assets** | **422,831** | **365,715** | **409** | **788,955** |
| **Financial assets at fair value through other comprehensive income** | **156,022** | **3,666** | **253** | **159,941** |
| **Government securities** | **148,318** | **-** | **-** | **148,318** |
| Brazil | 109,191 | - | - | 109,191 |
| Latin America | 25,143 | - | - | 25,143 |
| Abroad | 13,984 | - | - | 13,984 |
| **Corporate securities** | **6,986** | **3,606** | **251** | **10,843** |
| Bank deposit certificate | - | 167 | - | 167 |
| Real estate receivable certificate | - | 222 | - | 222 |
| Debentures | 2,265 | 1,916 | 251 | 4,432 |
| Eurobonds and other | 4,721 | 1,170 | - | 5,891 |
| Financial bills | - | 5 | - | 5 |
| Other | - | 126 | - | 126 |
| **Shares** | **718** | **60** | **2** | **780** |
| **Financial assets at fair value through profit or loss** | **266,809** | **362,049** | **156** | **629,014** |
| **Government securities** | **250,624** | **3,941** | **-** | **254,565** |
| Brazil | 228,766 | 3,938 | - | 232,704 |
| Latin America | 21,457 | 3 | - | 21,460 |
| Abroad | 401 | - | - | 401 |
| **Corporate securities** | **5,988** | **3,444** | **52** | **9,484** |
| Rural product note | - | 165 | - | 165 |
| Bank deposit certificate | - | 80 | - | 80 |
| Real estate receivable certificate | 76 | 583 | - | 659 |
| Debentures | 2,760 | 1,495 | 50 | 4,305 |
| Eurobonds and other | 2,542 | 97 | - | 2,639 |
| Financial bills | - | 386 | - | 386 |
| Promissory notes | - | 19 | - | 19 |
| Other | 610 | 619 | 2 | 1,231 |
| **Shares** | **8,417** | **12,945** | **104** | **21,466** |
| **Investment funds** | **1,780** | **6,239** | **-** | **8,019** |
| **Specially organized investment funds (PGBL/ VGBL)** | **-** | **335,480** | **-** | **335,480** |
| **Other financial assets** | **-** | **3,092** | **-** | **3,092** |
| **Non-financial assets** | **4,139** | **-** | **-** | **4,139** |
| **Other financial liabilities** | **-** | **(1,629)** | **-** | **(1,629)** |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 114

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 12/31/2025 Level 1 Level 2 Level 3 Fair value Assets 21 72,909 381 73,311 Options - 11,650 19 11,669 Forward 4 4,556 17 4,577 Swaps - 46,839 345 47,184 NDF - 8,351 - 8,351 Credit derivatives - 615 - 615 Other 17 898 - 915 Liabilities (417) (67,919) (1,582) (69,918) Options (30) (8,200) (22) (8,252) Forward (337) (4,030) (15) (4,382) Swaps - (44,215) (1,545) (45,760) NDF - (10,929) - (10,929) Credit derivatives - (367) - (367) Other (50) (178) - (228) 115

## II - Result of fair value adjustment of assets and liabilities

| | 01/01 to 12/31/2025 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Adjustment to fair value |
| **Financial assets** | **7,380** | **2,419** | **(148)** | **9,651** |
| **Financial assets at fair value through other comprehensive income** | **1,213** | **98** | **(2)** | **1,309** |
| **Government securities** | **903** | **-** | **-** | **903** |
| Brazil | 906 | - | - | 906 |
| Latin America | (84) | - | - | (84) |
| Abroad | 81 | - | - | 81 |
| **Corporate securities** | **(28)** | **89** | **(4)** | **57** |
| Bank deposit certificates | - | (1) | - | (1) |
| Real estate receivables certificates | - | 5 | - | 5 |
| Debentures | (8) | 9 | (4) | (3) |
| Eurobonds and other | (20) | 76 | - | 56 |
| **Shares** | **338** | **9** | **2** | **349** |
| **Financial assets at fair value through profit or loss** | **6,167** | **2,321** | **(146)** | **8,342** |
| **Government securities** | **5,475** | **58** | **-** | **5,533** |
| Brazil | 5,424 | 58 | - | 5,482 |
| Latin America | 33 | - | - | 33 |
| Abroad | 18 | - | - | 18 |
| **Corporate securities** | **97** | **145** | **10** | **252** |
| Rural product note | - | 27 | - | 27 |
| Real estate receivables certificates | (1) | 7 | - | 6 |
| Debentures | 83 | 82 | 10 | 175 |
| Eurobonds and other | 23 | 6 | - | 29 |
| Financial bills | - | (3) | - | (3) |
| Other | (8) | 26 | - | 18 |
| **Shares** | **532** | **1,736** | **(156)** | **2,112** |
| **Investment funds** | **63** | **382** | **-** | **445** |
| **Derivative - assets** | **657** | **(32,082)** | **(464)** | **(31,889)** |
| Options | - | (7,664) | (53) | (7,717) |
| Forward | 648 | (8,473) | - | (7,825) |
| *Swaps* | - | (15,214) | (409) | (15,623) |
| NDF - Non deliverable forward | (1) | (313) | - | (314) |
| Credit derivatives | - | 164 | (2) | 162 |
| Other | 10 | (582) | - | (572) |
| **Derivative - liabilities** | **(120)** | **25,866** | **(500)** | **25,246** |
| Options | (30) | 5,461 | 38 | 5,469 |
| Forward | (111) | 10,575 | (13) | 10,451 |
| *Swaps* | - | 9,192 | (525) | 8,667 |
| NDF - Non deliverable forward | 12 | (465) | - | (453) |
| Credit derivatives | - | 1,184 | - | 1,184 |
| Other | 9 | (81) | - | (72) |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 116

### Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate database.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

### Changes in the fair value hierarchy

In the periods, there were no material transfer between Level 1 and Level 2.

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options.

| | Fair value at 01/01/2025 | Total gains or losses (Realized / unrealized) | | Purchases | Settlements | Transfers in the hierarchy | Fair value at 12/31/2025 | Total gains or losses (Unrealized) |
|---|---|---|---|---|---|---|---|---|
| | | Income | Other comprehensive income | | | | | |
| **Financial assets** | **378** | **18** | **3** | **66** | **(37)** | **(19)** | **409** | **(143)** |
| **At fair value through other comprehensive income** | **218** | **46** | **3** | **8** | **(22)** | **-** | **253** | **(1)** |
| **Corporate securities** | **218** | **46** | **1** | **8** | **(22)** | **-** | **251** | **(2)** |
| Debentures | 218 | 46 | 1 | 2 | (16) | - | 251 | (2) |
| Financial bills | - | - | - | 6 | (6) | - | - | - |
| **Shares** | **-** | **-** | **2** | **-** | **-** | **-** | **2** | **1** |
| **At fair value through profit or loss** | **160** | **(28)** | **-** | **58** | **(15)** | **(19)** | **156** | **(142)** |
| **Corporate securities** | **55** | **16** | **-** | **15** | **(15)** | **(19)** | **52** | **14** |
| Real estate receivable certificates | 5 | 9 | - | 1 | - | (15) | - | - |
| Debentures | 50 | 6 | - | 3 | (3) | (6) | 50 | 14 |
| Eurobonds and other | - | 1 | - | 11 | (12) | - | - | - |
| Other | - | - | - | - | - | 2 | 2 | - |
| **Shares** | **105** | **(44)** | **-** | **43** | **-** | **-** | **104** | **(156)** |
| **Derivatives - assets** | **367** | **(2)** | **-** | **453** | **(185)** | **(252)** | **381** | **(37)** |
| Forward | 17 | - | - | - | - | - | 17 | - |
| Options | 26 | (6) | - | 108 | (109) | - | 19 | (37) |
| Swaps | 322 | 4 | - | 345 | (74) | (252) | 345 | - |
| Credit derivatives | 2 | - | - | - | (2) | - | - | - |
| **Derivatives - liabilities** | **(175)** | **60** | **-** | **(1,954)** | **584** | **(97)** | **(1,582)** | **(6)** |
| Forward | (15) | - | - | (15) | 15 | - | (15) | - |
| Options | (8) | (18) | - | (71) | 74 | 1 | (22) | (6) |
| Swaps | (152) | 78 | - | (1,868) | 495 | (98) | (1,545) | - |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 117

**Sensitivity analysis of level 3 operations**

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

**Interest rate:** Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

**Commodities, index and shares:** Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to asset prices, both up and down, taking the largest losses resulting in each scenario.

**Nonlinear:**

**Scenario I:** Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

**Scenario II:** Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

| Sensitivity – Level 3 operations | | 12/31/2025 | |
|---|---|---|---|
| | | Impacts | |
| Market risk factor groups | Scenarios | Income | Stockholders' equity |
| Interest rate | I | (5.6) | (0.1) |
| | II | (142.1) | (3.2) |
| | III | (284.7) | (6.4) |
| Commodities, indexes and shares | I | (5.4) | - |
| | II | (10.8) | - |
| Nonlinear | I | (25.5) | - |
| | II | (40.8) | - |

## b) Financial assets and liabilities not measured at fair value

| | 12/31/2025 | |
|---|---|---|
| | Book value | Fair value |
| **Financial assets at amortized cost** [1] | **2,084,466** | **2,083,607** |
| Cash | 37,144 | 37,144 |
| Interbank investments | 340,388 | 340,388 |
| Securities | 136,461 | 135,883 |
| Interbank and interbranch accounts | 282,008 | 282,008 |
| Operations with credit granting characteristics | 1,229,943 | 1,229,662 |
| Other financial assets | 58,522 | 58,522 |
| **Financial liabilities at amortized cost** | **2,377,184** | **2,380,433** |
| Deposits | 1,114,482 | 1,114,530 |
| Securities sold under repurchase agreements | 456,158 | 456,158 |
| Debt instruments | 415,630 | 419,130 |
| Borrowing and onlending | 147,164 | 146,865 |
| Other financial liabilities | 133,789 | 133,789 |
| Interbank and interbranch accounts | 109,961 | 109,961 |

1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments not measured at fair value are:

- **Interbank investments -** The book value of Securities purchased under agreements to resell is close to their fair value and the fair value of Interbank deposits is calculated by discounting estimated cash flows at market interest rates.

- **Securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 118

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 • Operations with credit granting characteristics - Fair value of loan operations is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. For the securities with credit granting characteristics, under normal conditions, quoted market prices are used, and for those that do not have liquidity or quotation, they are priced by conventional or internal models. • Deposits, debit instruments and borrowing and onlending - They are calculated by discounting estimated cash flows at market interest rates. • Securities sold under repurchase agreements - The book value for these instruments is close to their fair values. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Note 18 - Stockholders' equity a) Capital In a meeting held on February 5, 2025, the Board of Directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit Reserves - Statutory Reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares. In a meeting held on November 27, 2025, the Board of directors approved cancellations of 78,850,638 of preferred shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Profit Reserves - Statutory Reserve. In a meeting held on December 18, 2025, the Board of Directors approved the increase in the subscribed and paid up capital in the amount of R$ 12,847, through capitalization of amounts recorded in Profit Reserves - Statutory Reserve, with a 3% bonus in shares. The bonus shares were issued and started to be traded as from December 30, 2025. Consequently, capital was increased by 321,170,947 shares. Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 119

| | | 12/31/2025 | | | |
|---|---|---|---|---|---|
| | | Number | | | Amount |
| | | Common | Preferred | Total | |
| Residents in Brazil | **01/01/2025** | 4,918,480,340 | 1,325,492,746 | 6,243,973,086 | 57,783 |
| Residents abroad | **01/01/2025** | 39,810,019 | 3,520,352,243 | 3,560,162,262 | 32,946 |
| **Shares of capital stock** | **01/01/2025** | 4,958,290,359 | 4,845,844,989 | 9,804,135,348 | 90,729 |
| Bonus shares – Outstanding as from 03/20/2025 | | 495,829,036 | 484,584,499 | 980,413,535 | |
| (-) Cancellation of Shares - Meeting of the Board of Diretors at 11/27/2025 | | - | (78,850,638) | (78,850,638) | |
| Bonus shares – Outstanding as from 12/30/2025 | | 163,623,582 | 157,547,365 | 321,170,947 | |
| **Shares of capital stock** | **12/31/2025** | **5,617,742,977** | **5,409,126,215** | **11,026,869,192** | **136,910** |
| Residents in Brazil | 12/31/2025 | 5,567,132,399 | 1,333,956,149 | 6,901,088,548 | 85,684 |
| Residents abroad | 12/31/2025 | 50,610,578 | 4,075,170,066 | 4,125,780,644 | 51,226 |
| **Treasury shares (1)** | **01/01/2025** | **-** | **28,030,833** | **28,030,833** | **(909)** |
| Acquisition of treasury shares | | - | 81,312,040 | 81,312,040 | (3,085) |
| (-) Cancellation of Shares - Meeting of the Board of Diretors at 11/27/2025 | | - | (78,850,638) | (78,850,638) | 3,000 |
| Result of delivery of treasure shares | | - | (30,244,329) | (30,244,329) | 981 |
| Bonus shares – Treasury as from 03/20/2025 | | - | 86,718 | 86,718 | |
| Bonus shares – Treasury as from 12/30/2025 | | - | 10,038 | 10,038 | |
| **Treasury shares (1)** | **12/31/2025** | **-** | **344,662** | **344,662** | **(13)** |
| **Number of total shares at the end of the period (2)** | **12/31/2025** | **5,617,742,977** | **5,408,781,553** | **11,026,524,530** | |

1) Own shares purchased based on authorization of the Board of Directors to be held in Treasury for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 12/31/2025:

| | 12/31/2025 | |
|---|---|---|
| **Cost / Market value** | **Common** | **Preferred** |
| Minimum | - | 32.81 |
| Weighted average | - | 37.91 |
| Maximum | - | 41.36 |
| Treasury shares | | |
| Average cost | - | 36.94 |
| Market value on the last day of the base date | 36.35 | 39.23 |

**b) Dividends**

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 120

### I - Breakdown of dividends and interest on capital

| | 12/31/2025 |
|---|---|
| Statutory individual net income | 45,659 |
| Adjustments: | |
| (-) Legal reserve - 5% | (2,283) |
| **Dividend calculation basis** | **43,376** |
| Minimum mandatory dividend - 25% | 10,844 |
| **Dividends and Interest on Capital Paid / Accrued / Identified** | **31,647** |

### II - Stockholders' yields

| | Value per share (R$) | Value | WHT (With holding tax) | Net |
|---|---|---|---|---|
| **Paid / Prepaid** | | **29,556** | **(1,434)** | **28,122** |
| Interest on capital - 11 monthly installment paid from February to December 2025 | 0.0150 | 2,038 | (307) | 1,731 |
| Interest on capital - paid on 08/29/2025 | 0.5929 | 7,518 | (1,127) | 6,391 |
| Dividends - paid on 12/19/2025 | 1.8682 | 20,000 | - | 20,000 |
| **Accrued (Recorded in Other liabilities – Social and statutory)** | | **4,148** | **(623)** | **3,525** |
| Interest on capital - 1 monthly installment paid on 01/02/2026 | 0.0150 | 190 | (29) | 161 |
| Interest on capital - credited on 11/27/2025 to be paid until 04/30/2026 | 0.3143 | 3,958 | (594) | 3,364 |
| **Total - 01/01 to 12/31/2025** | | **33,704** | **(2,057)** | **31,647** |

## c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

| | 12/31/2025 |
|---|---|
| **Capital reserves** | **2,873** |
| Premium on subscription of shares | 284 |
| Share-based payment | 2,588 |
| Reserves from tax incentives, restatement of equity securities and other | 1 |
| **Profit reserves** (1) | **57,107** |
| Legal (2) | 20,429 |
| Statutory (3) | 36,678 |

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.

## d) Reconciliation of net income and stockholders' equity (Note 2c I)

| | Net income | Stockholders' equity |
|---|---|---|
| | 01/01 to 12/31/2025 | 12/31/2025 |
| **ITAÚ UNIBANCO HOLDING** | **45,659** | **195,980** |
| Amortization of goodwill | (3) | 1 |
| Hedge in foreign operations | 570 | (835) |
| Other | (555) | 1,000 |
| **ITAÚ UNIBANCO HOLDING CONSOLIDATED** | **45,671** | **196,146** |

## e) Non-controlling interests

| | Stockholders' equity | Income |
|---|---|---|
| | 12/31/2025 | 01/01 to 12/31/2025 |
| Banco Itaú Chile | 7,314 | (562) |
| Itaú Colombia S.A. | 22 | - |
| Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento | 692 | (216) |
| Luizacred S.A. Soc. de Crédito, Financiamento e Investimento | 1,062 | (257) |
| Other | 394 | (94) |
| **Total** | **9,484** | **(1,129)** |

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 121

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 12/31/2025 Partner plan (499) Share-based plan (608) Total (1,107) I - Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner program 01/01 to 12/31/2025 Quantity Opening balance 84,186,167 New 33,444,044 Delivered (14,551,588) Cancelled (1,058,266) Closing balance 102,020,357 Weighted average of remaining contractual life (years) 2.11 Market value weighted average (R$) 21.24 122

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 II - Variable compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements. The fair value of the share is the market price at its grant date, less expected dividends. Change in share-based variable compensation 01/01 to 12/31/2025 Quantity Opening balance 47,813,732 New 26,766,853 Delivered (24,312,818) Cancelled (466,053) Closing balance 49,801,714 Weighted average of remaining contractual life (years) 0.92 Market value weighted average (R$) 24.98 Note 19 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. 123

- Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

## a) Transactions with related parties

| ITAÚ UNIBANCO HOLDING CONSOLIDATED | 12/31/2025 | | | |
|---|---|---|---|---|
| | Parent companies | Associates and joint ventures | Other related parties | Total |
| **Assets** | | | | |
| Interbank investments | - | 1,328 | - | 1,328 |
| Loan operations | - | 232 | 408 | 640 |
| Securities and derivative (assets and liabilities) [1] | - | 795 | 3,380 | 4,175 |
| Other assets | - | 406 | 301 | 707 |
| **Total assets** | **-** | **2,761** | **4,089** | **6,850** |
| **Liabilities** | | | | |
| Deposits | (47) | (80) | (1,159) | (1,286) |
| Securities sold under repurchase agreements | - | (287) | (793) | (1,080) |
| Debt instruments | - | (84) | (213) | (297) |
| Interbank and interbranch accounts (assets and liabilities) | - | (290) | - | (290) |
| Other liabilities | - | (200) | (4,263) | (4,463) |
| **Total liabilities** | **(47)** | **(941)** | **(6,428)** | **(7,416)** |
| | 01/01 to 12/31/2025 | | | |
| **Statement of Income** | | | | |
| Income related to financial operations | 41 | 263 | 14 | 318 |
| Expenses related to financial operations | (5) | (29) | (230) | (264) |
| Other operating revenues / (expenses) | 7 | (261) | (481) | (735) |
| **Income** | **43** | **(27)** | **(697)** | **(681)** |

1) Includes Securities with credit granting characteristics.

| ITAÚ UNIBANCO HOLDING | 12/31/2025 | | | | |
|---|---|---|---|---|---|
| | Parent companies | Subsidiaries [1] | Associates and joint ventures | Other related parties | Total |
| **Assets** | | | | | |
| Interbank investments | - | 31,305 | - | - | 31,305 |
| Loan operations | - | 11 | 1 | 2 | 14 |
| Securities and derivative (assets and liabilities) | - | 35,105 | - | 12 | 35,117 |
| Other assets | - | 116 | - | - | 116 |
| **Total assets** | **-** | **66,537** | **1** | **14** | **66,552** |
| **Liabilities** | | | | | |
| Deposits | - | (99,318) | - | - | (99,318) |
| Debt instruments | - | (81) | - | - | (81) |
| Interbank and interbranch accounts (assets and liabilities) | - | (923) | (290) | - | (1,213) |
| Other liabilities | - | (39,449) | - | (130) | (39,579) |
| **Total liabilities** | **-** | **(139,771)** | **(290)** | **(130)** | **(140,191)** |
| | 01/01 to 12/31/2025 | | | | |
| **Statement of Income** | | | | | |
| Income related to financial operations | - | 9,713 | - | - | 9,713 |
| Expenses related to financial operations | - | (13,151) | - | - | (13,151) |
| Other operating revenues / (expenses) | - | (4,142) | - | (2) | (4,144) |
| **Income** | **-** | **(7,580)** | **-** | **(2)** | **(7,582)** |

1) Companies related in Note 2c I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 213, Liabilities of R$ (11,290) and Result of R$ (44).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 124

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 b) Compensation and benefits of key management personnel Compensation and benefits attributed to Management members, members of the Audit committee and the Board of directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 12/31/2025 Fees (851) Profit sharing (548) Post-employment benefits (10) Share-based payment plan (357) Total (1,766) Total amount related personnel expenses, to share-based payment plans, and post-employment benefits are detailed in Notes 26, 18f and 22, respectively. Note 20 - Taxes The accounting policy on income tax and social contribution is presented in Note 2c XIII. ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% 1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%. 2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Breakdown of income tax and social contribution calculation on net income Due on operations for the period 01/01 to 12/31/2025 Income before income tax and social contribution 55,144 Charges (income tax and social contribution) at the rates in effect (24,816) Increase / decrease in income tax and social contribution charges arising from: Equity income in associates and joint ventures 1,808 Interest on capital 7,626 Other non-deductible expenses net of non taxable income (1) 2,290 Income tax and social contribution expenses (13,092) Related to temporary differences Increase / (reversal) for the period 5,224 (Expenses) / income related to deferred taxes 5,224 Total income tax and social contribution expenses (7,868) 1) Includes temporary (additions) and exclusions. 125

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 II - Tax expenses 01/01 to 12/31/2025 PIS and COFINS (8,474) ISS (1,700) Other (865) Total (11,039) Tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (2,179) and are mainly composed of PIS, COFINS and ISS. III - Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 28b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according to regulations established by Law No. 14,031, of July 28, 2020. 126

**b) Deferred taxes**

**I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:**

| | Deferred tax assets | | | |
|---|---|---|---|---|
| | **01/01/2025** | **Realization / reversal** | **Increase** | **12/31/2025** |
| **Reflected in income** | **65,388** | **(18,875)** | **24,683** | **71,196** |
| Provision for expected credit loss | 45,144 | (5,664) | 13,575 | 53,055 |
| Related to tax losses and social contribution loss carryforwards | 2,029 | (1,956) | 22 | 95 |
| Provision for profit sharing | 3,258 | (3,258) | 3,623 | 3,623 |
| Adjustments to fair value of financial assets at fair value through profit or loss and derivatives | 337 | (337) | 226 | 226 |
| Adjustments of operations carried out on the futures settlement market | 883 | (883) | - | - |
| Goodwill on purchase of investments | 74 | (63) | 4 | 15 |
| Provisions | 6,277 | (3,406) | 2,993 | 5,864 |
| Civil lawsuits | 1,239 | (665) | 641 | 1,215 |
| Labor claims | 3,174 | (1,386) | 1,755 | 3,543 |
| Tax and social security obligations | 1,864 | (1,355) | 597 | 1,106 |
| Legal obligations | 375 | (135) | 140 | 380 |
| Provision related to health insurance operations | 390 | (49) | 85 | 426 |
| Other non-deductible provisions | 6,621 | (3,124) | 4,015 | 7,512 |
| **Reflected in stockholders' equity** | **3,347** | **(311)** | **93** | **3,129** |
| Adjustments to fair value of financial assets at fair value through other comprehensive income | 2,003 | (299) | 87 | 1,791 |
| Cash flow hedge | 434 | (12) | - | 422 |
| Post-employment benefits | 910 | - | 6 | 916 |
| **Total** [1,2] | **68,735** | **(19,186)** | **24,776** | **74,325** |

1) Deferred tax assets are classified in their totality as non-current.

2) The balance of deferred tax assets includes the effects brought by Supplementary Law No. 224/25 (Note 28e), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. This law will take effect in current tax as from April 1, 2026.

In ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 18,928 and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 17, Provision for expected credit loss of R$ 16,660, Administrative provisions of R$ 203, Provisions for legal, tax and social security obligations of R$ 434, the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of securities at fair value through other comprehensive income of R$ 2, and Provision for reward program of R$ 741.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 127

**II - The deferred tax liabilities balance and its changes are represented by:**

| | 01/01/2025 | Realization / reversal | Increase | 12/31/2025 |
|---|---|---|---|---|
| **Reflected in income** | **5,427** | **(2,772)** | **5,702** | **8,357** |
| Supervenience of depreciation of finance lease | 107 | (9) | - | 98 |
| Adjustment of deposits in guarantee and provisions | 1,763 | (722) | 657 | 1,698 |
| Post-employment benefits | 260 | (37) | 34 | 257 |
| Adjustments of operations carried out on the futures settlement market | - | - | 194 | 194 |
| Adjustments to fair value of financial assets at fair value through profit or loss | 1,697 | (1,697) | 4,180 | 4,180 |
| Other | 1,600 | (307) | 637 | 1,930 |
| **Reflected in stockholders' equity** | **3,306** | **(3,067)** | **18** | **257** |
| Adjustments to fair value of financial assets at fair value through other comprehensive income | 3,302 | (3,067) | 15 | 250 |
| Post-employment benefits | 4 | - | 3 | 7 |
| **Total** (1) | **8,733** | **(5,839)** | **5,720** | **8,614** |

1) The balance of deferred tax liabilities includes the effects brought by Supplementary Law No. 224/25 (Note 28e), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. This law will take effect in current tax as from April 1, 2026.

In ITAÚ UNIBANCO HOLDING, Deferred tax liabilities totaled R$ 918 and are mainly represented by Update of deposits in guarantee and provisions of R$ 393, Adjustments to fair value of financial assets at fair value through other comprehensive income of R$ 111, Depreciation in excess of finance lease of R$ 95, and Temporary adjustments on differences between accounting practices in interest abroad of R$ 176.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 128

### III - The estimate of realization and present value of deferred tax assets and from the deferred tax liabilities are:

| Realization year | Deferred tax assets | | | | | | Deferred tax liabilities | % | Net deferred taxes | % |
|---|---|---|---|---|---|---|---|---|---|---|
| | Temporary differences | % | Tax loss/social contribution loss carryforwards | % | Total | % | | | | |
| 2026 | 17,889 | 24.1% | 89 | 93.7% | 17,978 | 24.2% | (1,197) | 13.9% | 16,781 | 25.5% |
| 2027 | 10,894 | 14.7% | - | - | 10,894 | 14.7% | (471) | 5.5% | 10,423 | 15.9% |
| 2028 | 7,635 | 10.3% | 1 | 1.1% | 7,636 | 10.3% | (513) | 6.0% | 7,123 | 10.8% |
| 2029 | 6,004 | 8.1% | 1 | 1.1% | 6,005 | 8.1% | (672) | 7.8% | 5,333 | 8.1% |
| 2030 | 5,697 | 7.7% | 2 | 2.1% | 5,699 | 7.7% | (427) | 5.0% | 5,272 | 8.0% |
| After 2030 | 26,111 | 35.1% | 2 | 2.0% | 26,113 | 35.0% | (5,334) | 61.8% | 20,779 | 31.7% |
| **Total** | **74,230** | **100.0%** | **95** | **100.0%** | **74,325** | **100.0%** | **(8,614)** | **100.0%** | **65,711** | **100.0%** |
| **Present value** (1) | **59,835** | | **88** | | **59,923** | | **(6,354)** | | **53,569** | |

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in the realization of deferred tax assets presented above are not considered as an indication of future net income.

### IV - Deferred tax assets not accounted for

At 12/31/2025, deferred tax assets not accounted for correspond to R$ 586 and result from Management's evaluation of their perspectives of realization in the long term.

### c) Current tax liabilities

| | Note | 12/31/2025 |
|---|---|---|
| Taxes and contributions on income payable | | 9,228 |
| Other taxes and contributions payable | | 4,157 |
| Legal obligations | 11b II | 1,942 |
| **Total** | | **15,327** |
| **Current** | | **12,521** |
| **Non-current** | | **2,806** |

In ITAÚ UNIBANCO HOLDING, Current tax liabilities totaled R$ 999 and are represented by Legal obligations of R$ 296 and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 703.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 129

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Note 21 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 12/31/2025 Net income attributable to owners of the parent company 45,671 Minimum non-cumulative dividends on preferred shares (120) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (124) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 45,427 Common 23,037 Preferred 22,390 Total net income available to equity owners: Common 23,161 Preferred 22,510 Weighted average number of outstanding shares Common 5,617,742,977 Preferred 5,459,926,630 Basic earnings per share – R$ Common 4.12 Preferred 4.12 b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 12/31/2025 Net income available to preferred equity owners 22,510 Dividends on preferred shares after dilution effects 231 Net income available to preferred equity owners considering preferred shares after the dilution effect 22,741 Net income available to ordinary equity owners 23,161 Dividend on preferred shares after dilution effects (231) Net income available to ordinary equity owners considering preferred shares after the dilution effect 22,930 Adjusted weighted average of shares Common 5,617,742,977 Preferred 5,571,684,620 Preferred 5,459,926,630 Incremental as per share-based payment plans 111,757,990 Diluted earnings per share – R$ Common 4.08 Preferred 4.08 There was no potentially antidilutive effect of the shares in share-based payment plans. 130

### Note 22 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- **Defined benefit plans (BD):** plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- **Defined contribution plans (CD):** plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- **Variable contribution plans (CV):** in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

#### a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

| Type | Assumption | 12/31/2025 |
|---|---|---|
| Demographic | Mortality table (1) | AT-2000 |
| Financial | Nominal discount rate (2) | 11.70% a.a. |
| Financial | Inflation (3) | 4.00% p.a. |

1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respesctive basic tables.
2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Long-term inflation projected.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 131

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils. Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. • Financial risk - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. • Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used. • Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan. 132

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 c) Asset management The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market: Types Fair value % Allocation 12/31/2025 12/31/2025 Fixed income securities 22,144 96.5% Quoted in an active market 21,481 93.6% Non quoted in an active market 663 2.9% Variable income securities 2 - Quoted in an active market 2 - Structured investments 125 0.5% Non quoted in an active market 125 0.5% Real estate 575 2.6% Loans to participants 91 0.4% Total 22,937 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and its subsidiaries, with a fair value of R$ 2, and real estate rented to group companies, with a fair value of R$ 508. d) Other post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used. 133

## e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

| | | 12/31/2025 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | BD and CV plans | | | | CD plans | | | Other post-employment benefits | Total |
| | Note | Net assets | Actuarial liabilities | Asset ceiling | Recognized amount | Pension plan fund | Asset ceiling | Recognized amount | Liabilities | Recognized amount |
| **Amounts at the beginning of the period** | | **21,490** | **(19,035)** | **(4,237)** | **(1,782)** | **365** | **(81)** | **284** | **(562)** | **(2,060)** |
| **Amounts recognized in income (1+2+3+4)** | | **2,393** | **(2,108)** | **(493)** | **(208)** | **(16)** | **(10)** | **(26)** | **(61)** | **(295)** |
| 1 - Cost of current service | | - | (24) | - | (24) | - | - | - | - | (24) |
| 2 - Cost of past service | | - | - | - | - | - | - | - | - | - |
| 3 - Net interest | | 2,393 | (2,084) | (493) | (184) | 50 | (10) | 40 | (61) | (205) |
| 4 - Other revenues and expenses [1] | | - | - | - | - | (66) | - | (66) | - | (66) |
| **Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)** | | **749** | **(445)** | **(300)** | **4** | **(10)** | **(5)** | **(15)** | **14** | **3** |
| 5 - Effects on asset ceiling | | - | - | (300) | (300) | - | (5) | (5) | - | (305) |
| 6 - Remeasurements | | 762 | (451) | - | 311 | (10) | - | (10) | 14 | 315 |
| Changes in demographic assumptions | | - | 151 | - | 151 | - | - | - | - | 151 |
| Changes in financial assumptions | | - | (384) | - | (384) | - | - | - | 4 | (380) |
| Experience of the plan [2] | | 762 | (218) | - | 544 | (10) | - | (10) | 10 | 544 |
| 7 - Exchange variation | | (13) | 6 | - | (7) | - | - | - | - | (7) |
| **Other (8+9+10)** | | **(1,695)** | **1,947** | **-** | **252** | **-** | **-** | **-** | **83** | **335** |
| 8 - Receipt by destination of resources | | - | - | - | - | - | - | - | - | - |
| 9 - Benefits paid | | (1,947) | 1,947 | - | - | - | - | - | 83 | 83 |
| 10 - Contributions and investments from sponsor | | 252 | - | - | 252 | - | - | - | - | 252 |
| **Amounts at end of the period** | | **22,937** | **(19,641)** | **(5,030)** | **(1,734)** | **339** | **(96)** | **243** | **(526)** | **(2,017)** |
| Amount recognized in Assets | **9a** | | | | 13 | | | 243 | - | 256 |
| Amount recognized in Liabilities | **9b** | | | | (1,747) | | | - | (526) | (2,273) |

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a.

ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 47, in Other Comprehensive Income is R$ 15 and in income/(expense) is R$ (6).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 134

## f) Defined benefit contributions

| | Estimated contributions | Contributions made |
|---|---|---|
| | 2026 | 01/01 to 12/31/2025 |
| Retirement plan - FIU | 21 | 69 |
| Retirement plan - FUNBEP | 129 | 147 |
| **Total** [(1)] | **150** | **216** |

1) Include extraordinary contributions agreed upon in deficit equation plans.

## g) Maturity profile of defined benefit liabilities

| | Duration [(1)] | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 to 2035 |
|---|---|---|---|---|---|---|---|
| Pension plan - FIU | 7.95 | 1,219 | 1,263 | 1,305 | 1,345 | 1,383 | 7,381 |
| Pension plan - FUNBEP | 7.38 | 740 | 757 | 774 | 789 | 803 | 4,169 |
| Other post-employment benefits | 7.42 | 91 | 72 | 45 | 47 | 49 | 265 |
| **Total** | | **2,050** | **2,092** | **2,124** | **2,181** | **2,235** | **11,815** |

1) Average duration of plan´s actuarial liabilities.

## h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

| Main assumptions | BD and CV plans | | | Other post-employment benefits | | |
|---|---|---|---|---|---|---|
| | Present value of liability | Income | Stockholders´ equity (Other comprehensive income) [(1)] | Present value of liability | Income | Stockholders´ equity (Other comprehensive income) [(1)] |
| **Discount rate** | | | | | | |
| Increase by 0.5 p.p. | (669) | - | 236 | (17) | - | 17 |
| Decrease by 0.5 p.p. | 716 | - | (252) | 19 | - | (19) |
| **Mortality table** | | | | | | |
| Increase by 5% | (234) | - | 79 | (9) | - | 9 |
| Decrease by 5% | 245 | - | (82) | 10 | - | (10) |
| **Medical inflation** | | | | | | |
| Increase by 1 p.p. | - | - | - | 40 | - | (40) |
| Decrease by 1 p.p. | - | - | - | (35) | - | 35 |

1) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 135

## Note 23 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc.

Further information on the results of foreign units are available in the Management's Discussion and Analysis Report.

| | Net income / (Loss) |
|---|---|
| | 01/01 to 12/31/2025 |
| Foreign branches | 92 |
| Latin America consolidated | 3,605 |
| Other foreign companies | 1,313 |
| Foreign consolidated | 5,535 |

## Note 24 - Income and expenses related to financial operations and result of expected credit loss

| | 01/01 to 12/31/2025 | | | |
|---|---|---|---|---|
| | Income related to financial operations | Expenses related to financial operations | Result of expected credit loss | Gross income related to financial operations |
| AC | 240,316 | (192,569) | (29,749) | 17,998 |
| FVOCI | 12,484 | - | 75 | 12,559 |
| FVPL | 95,909 | (26) | 17 | 95,900 |
| Other | 2,070 | (48,800) | 1,026 | (45,704) |
| **Total** | **350,779** | **(241,395)** | **(28,631)** | **80,753** |

## Note 25 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XV.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.
- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.
- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.
- **Payments and collections:** refer mainly to fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity's packages.
- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 136

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 01/01 to 12/31/2025 Credit and debit cards 16,743 Current account services 3,427 Asset management 8,900 Funds 6,982 Consortia 1,918 Credit operations and financial guarantees 2,604 Credit operations 855 Financial guarantees 1,749 Payments and collections 6,774 Economic, financial and brokerage advisory 5,160 Custody services 914 Other 4,451 Total 48,973 In ITAÚ UNIBANCO HOLDING, Revenues from Commissions and Bank fees are basically represented by Credit and Debit cards in the amount of R$ 11,467. Note 26 - Operating expenses 01/01 to 12/31/2025 Compensation, payroll charges, welfare benefits, dismissals and training (25,242) Employees’ profit sharing and share-based payment (8,702) Third-party and financial system services, security, transportation and travel expenses (8,605) Data processing and telecommunications (5,921) Installations and materials (3,381) Depreciation and amortization (5,986) Advertising, promotions and publicity (1,741) Selling - credit cards (5,610) Amortization of goodwill (393) Claims losses (517) Other (5,751) Total (71,849) Note 27 - Risk, capital management and fixed assets limits a) Corporate governance To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders. Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of the Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements. 137

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution. • Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, who are responsible for risks and capital management performing delegated duties on these topics and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries 138

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 where it is present. In addition,ITAÚ UNIBANCO HOLDING CONSOLIDATED adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure, to ensure correct and timely corporate decisions. • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. Other information on Risk and Capital Management can be viewed at www.itau.com.br/relacoes-com- investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3. b) Risk management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. 139

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. 140

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among other. With respect to individuals, small and medium-size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING CONSOLIDATED already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. The rating models for large companies incorporate Report on Environmental, Social, and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. In compliance with CMN Resolution 4,557/17, the document “Public Access Report - Credit Risk Management and Control Policy”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports. 141

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING CONSOLIDATED uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING CONSOLIDATED also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force. This process strengthen the commitment of ITAÚ UNIBANCO HOLDING CONSOLIDATED to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors. I.II - Governance and measurement of expected credit loss Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD), in which default is the moment when the contract becomes a problem asset. ITAÚ UNIBANCO HOLDING CONSOLIDATED calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD. I.III - Classification of credit impairment stages The accounting policy on expected credit loss is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets. The rules of stage change consider for the Retail and Wholesale segments: • Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers. 142

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING CONSOLIDATED migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk. Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED. • Stage 3: indications are considered that the client will not honor the contracted conditions (problem asset), and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial instrument, at any stage, may migrate to stage 3 when presenting indications of problem assets. For models that are not massified, in the event a financial instrument is allocated in stage 3, all financial instruments of the same economic subgroup/of the same counterparty are classified to stage 3, except for those whose nature and purpose do not indicate that the client will not honor the contracted conditions. Based on the classifications in stages, the measurement rules determined for expected credit loss are used, as described in Note 2c IV. I.IV - Maximum exposure of financial assets to credit risk 12/31/2025 Financial assets 2,569,058 Interbank investments 340,388 Securities purchased under agreements to resell 269,780 Interbank deposits 65,544 Assets guaranteeing technical provisions 5,093 (Provision for expected credit loss) (29) Securities 925,416 Own portfolio 355,614 Restricted 215,242 Assets guaranteeing technical provisions 355,296 (Provision for expected credit loss) (736) Derivatives 73,311 Operations with credit granting characteristics 1,229,943 Loan, lease and other credit operations 1,084,014 Securities 197,424 (Provision for expected credit loss) (51,495) Interbank and interbranch accounts 282,008 Other financial assets 61,614 Off-balance sheet 715,869 Financial guarantees 134,105 Credit commitments and credits to be released 581,764 Total 3,628,549 Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 143

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 I.V – Homogeneous portfolio of risk The Retail segment includes the businesses of Bank for Individuals, Payroll Loans, Cards and Financial Institutions, Vehicles for Individuals, Mortgage Loans, Retail Companies and Vehicles for Companies. In Retail, ITAÚ UNIBANCO HOLDING CONSOLIDATED has 130 Homogeneous groups: 86 in Stage 1, 29 in Stage 2 and 15 in Stage 3.The average risk concentration of credit operations for homogeneous groups is 0.8%. The breakdown of the gross book value of Operations with credit granting characteristics by maturity is shown below: 12/31/2025 Overdue as from 1 day 24,241 Current up to 3 months 279,902 Current from 3 to 12 months 284,732 Current over 1 year 692,563 Total 1,281,438 II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17, and BCB Resolution No. 111/21, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. 144

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. • ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The structure of limits and alerts is aligned with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 145

**II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING**

VaR is calculated by Historical Simulation, i.e., the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio overtime, which can be estimated from past behavior of returns of market risk factors forthis portfolio. VaR is calculated at a confidence level of 99%, a historicalperiod of 4 years (1,000 business days) and a holding period of one day. Inaddition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

| | **VaR total (historical simulation) (1)** | | | |
|---|---|---|---|---|
| | **12/31/2025** | | | |
| | **Average** | **Minimum** | **Maximum** | **Total VaR** |
| **VaR by risk factor group** | | | | |
| Interest rates | 1,303 | 1,028 | 1,974 | 1,376 |
| Currencies | 40 | 22 | 97 | 51 |
| Shares | 45 | 36 | 89 | 46 |
| Commodities | 30 | 10 | 67 | 40 |
| Effect of diversification | - | - | - | (385) |
| **Total risk** | **1,085** | **777** | **1,744** | **1,128** |

1) VaR by risk factor group considers information from foreign units.

The document "Public Access Report - Market and IRRBB Risk Management and Control Policy" which details the guidelines established by the institutional regulation for market risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 146

**II.II - Sensitivity analysis (trading and banking portfolios)**

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis assessed by market risk factors considered relevant, according to the scenarios below:

**Scenario I**: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

**Scenario II:** Shocks of 25% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

**Scenario III:** Shocks of 50% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

The biggest losses by risk factor, in each scenario, were stated together with their impact on the result, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio are statics and do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of material losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, considering the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

| Trading portfolio | Exposures | 12/31/2025 | | |
|---|---|---|---|---|
| Risk factors | Risk of variations in: | Scenarios (1) | | |
| | | I | II | III |
| Fixed interest rate | Fixed interest rates in reais | (0.9) | (238.0) | (433.8) |
| Currency coupon | Foreign exchange coupon rates | (0.2) | (62.5) | (123.7) |
| Foreign currency | Foreign exchange rates | (6.0) | (243.4) | (367.2) |
| Price indices | Inflation coupon rates | (0.2) | (32.1) | (71.6) |
| TR | TR coupon rates | - | - | - |
| Shares | Share prices | 0.3 | 187.1 | 284.4 |
| Other | Exposures that do not fall under the definitions above | 0.3 | (9.6) | 18.3 |
| **Total** | | **(6.7)** | **(398.5)** | **(693.6)** |

1) Amounts net of tax effects.

| Trading and banking portfolios | Exposures | 12/31/2025 | | |
|---|---|---|---|---|
| Risk factors | Risk of variations in: | Scenarios (1) | | |
| | | I | II | III |
| Fixed interest rate | Fixed interest rates in reais | (16.6) | (5,103.1) | (9,717.4) |
| Currency coupon | Foreign exchange coupon rates | (2.7) | (498.1) | (969.5) |
| Foreign currency | Foreign exchange rates | 0.3 | (326.0) | (648.7) |
| Price indices | Inflation coupon rates | (3.9) | (536.5) | (1,030.4) |
| TR | TR coupon rates | (0.3) | (103.0) | (220.5) |
| Shares | Share prices | 3.8 | 95.1 | 89.5 |
| Other | Exposures that do not fall under the definitions above | 0.2 | (12.0) | 15.1 |
| **Total** | | **(19.2)** | **(6,483.6)** | **(12,481.9)** |

1) Amounts net of tax effects.

## III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 147

Among the main regulatory liquidity indicators, the following indicators stand out:

**Liquidity coverage ratio (LCR):** can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

**Net stable funding ratio (NSFR):** can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Under the LCR metric, ITAÚ UNIBANCO HOLDING CONSOLIDATED has High-quality Liquid Assets (HQLA), mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows are mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

When the LCR in the period is above the 100% threshold means that has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING CONSOLIDATED has Available Stable Funding (ASF), mainly made up of capital and wholesale funds. The required stable funding (RSF) are mainly made up of loans and financing granted to clients.

As well as for LCR, when the NSFR is above the 100% threshold, the stable funds available are sufficient to support the stable funds required in the long term.

Funding in accordance with maturities are presented below:

| | 12/31/2025 | |
|---|---|---|
| | **Current** | **Non-current** |
| **Other debt instruments** | **108,419** | **307,211** |
| **Funds from issues** | **96,925** | **168,561** |
| Financial bills | 28,359 | 32,802 |
| Real estate credit bills | 30,005 | 41,116 |
| Rural credit bills | 29,641 | 35,003 |
| Guaranteed real estate bills | 8,920 | 55,518 |
| Debentures | - | 4,122 |
| **Foreign loans through securities** | **8,736** | **67,684** |
| Brazil risk note programme | 423 | 12,748 |
| Structure note issued | 2,789 | 7,630 |
| Bonds | 5,067 | 35,215 |
| Fixed rate notes | - | 9,300 |
| Eurobonds | 56 | 23 |
| Other | 401 | 2,768 |
| **Funding from structured operations certificates** | **2,758** | **22,819** |
| **Debt instruments with subordination clauses** | **-** | **48,147** |
| Financial bills | - | 37,900 |
| Euronotes | - | 2,755 |
| Bonds | - | 7,492 |
| **Borrowing and onlending** | **118,637** | **28,527** |
| Borrowing | 104,328 | 12,168 |
| Onlending - in Brazil – Official institutions | 14,309 | 16,359 |
| **Total** | **227,056** | **335,738** |

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED holds R$ 167,275 in Central Bank of Brazil depoits comprised in the heading Interbank and interbranch accounts in the Balance Sheet.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 148

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 The "Pillar 3", which details the Liquidity Ratios, can be viewed on the website www.itau.com.br/relacoes-com- investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3. The document "Public Access Report – Liquidity Risk Management and Control Policy”, which details the guidelines established by the institutional regulation for liquidity risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. IV - Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of the executive areas use corporate methods constructed and made available by the Compliance and Operational Risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557/17, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports. V - Insurance, private pension and premium bonds risks In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates. (ii) Private pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves. (iii) Premium bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk. The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress. VI - Emerging risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. 149

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. VII - Social, environmental and climate risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. 150

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products. c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The notes about capital were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition and capital adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios. 12/31/2025 Available capital (amounts) Common equity tier 1 (CET 1) 185,595 Tier 1 208,161 Total capital (PR) 228,589 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,505,475 Risk-based capital ratios as a percentage of RWA Common equity tier 1 ratio (%) 12.3% Tier 1 ratio (%) 13.8% Total capital ratio (%) 15.2% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) 2.5% Countercyclical buffer requirement (%) 0.1% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% Total of bank CET1 specific buffer requirements (%) 3.6% At 12/31/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 21,543 and the amount of subordinated debt that makes up Tier II capital is R$ 19,034. 151

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 The Basel Ratio reached 15.2% at 12/31/2025, a reduction of 1.3 p.p. in relation to that calculated at 12/31/2024. The variation reflects the effects of interest payments on capital and additional dividends, share repurchase and growth in risk-weighted assets, offset by the positive impact of income in the period. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 108,151, well above the Capital Buffer requirement of R$ 53,686, widely covered by available capital. The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 12/31/2025, fixed assets ratio reached 19.4%, showing a surplus of R$ 69,887. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks. II - Risk-weighted assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil. • RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. RWA 12/31/2025 Credit risk (excluding counterparty credit risk) 1,199,103 Of which: standardized approach for credit risk 1,119,760 Of which: foundation internal rating-based approach (F-IRB) - Of which: advanced internal rating-based approach (A-IRB) 79,343 Counterparty credit risk (CCR) 29,789 Of which: standardized approach for counterparty credit risk (SA-CCR) 20,340 Of which: other CCR 9,449 Equity investments in funds - look-through approach 6,433 Equity investments in funds - mandate-based approach - Equity investments in funds - fall-back approach 1,109 Securitization exposures in banking book 12,838 Market Risk 50,248 Of which: standardized approach (RWAMPAD) 61,438 Of which: internal models approach (RWAMINT) 30,685 Operational Risk 143,006 Payment services risk (RWASP) NA Amounts below the thresholds for deduction 62,949 Total 1,505,475 152

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 III - Recovery plan In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. Note 28 - Supplementary Information a) Insurance policy ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. 153

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 b) Foreign currency Equity balances in Reais linked to the foreign currencies were as follows: 12/31/2025 Permanent foreign investments 107,907 Net balance of other assets and liabilities indexed to foreign currency, including derivatives (80,861) Net foreign exchange position 27,046 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Agreements for offsetting and settlement of liabilities within the scope of the National financial system Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263/05, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. d) Regulatory non-recurring result Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020: 01/01 to 12/31/2025 Regulatory non-recurring results (431) Restructuring (676) Tax transactions 550 Impairment software developed internally (317) Other 12 e) Supplementary Law No. 224/25 Published on December 26, 2025, it establishes the increase of the rate of CSLL, producing effects as from April 1, 2026, as follows: • Payment Institutions - increase from 9% to 12% until December 31, 2027, and to 15% as from January 1, 2028. • Legal Entities of Capitalization and Credit, Financing and Investment Companies - increase from 15% to 17.5% until December 31, 2027 and to 20% as from January 1, 2028. This regulation brought effects in Deferred taxes in the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period ended December 31, 2025. f) Financeira Itaú CBD S.A. and Banco Investcred Unibanco S.A. On December 5, 2025, ITAÚ UNIBANCO HOLDING entered into an agreement for the purchase of ownership interest currently held, either directly or indirectly, by Companhia Brasileira de Distribuição and by Grupo Casas Bahia S.A. in the controlled company Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento, for approximately R$ 526. Two years from the closing of the agreement, ITAÚ UNIBANCO HOLDING will acquire the ownership interest indirectly held by Sendas Distribuidora S.A. in the controlled company Banco INVESTCRED Unibanco S.A., for approximately R$ 260, and will hold the investee’s total capital. 154

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Effective acquisitions and financial settlements will occur after the necessary regulatory approvals. g) Subsequent event Avenue Holding Cayman Ltd On January 30, 2026, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired an additional 17.2% ownership interest in Avenue Holding Cayman Ltd and started holding control of the company with a 50.1% ownership in total capital. The acquisition results from the second stage of the agreement for the purchase and sale of shares entered into in July 2022. Effective acquisitions and financial settlements occurred after the required regulatory approvals. 155

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. NIRE. 35300010230 A Publicly-Held Company CNPJ. 60.872.504/0001-23 SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND HALF OF 2025 Regulations, Duties, and Responsibilities of the Committee The Audit Committee (“Committee”) is a statutory body reporting to the Board of Directors (“Board”) and operates in accordance with the provisions set forth in its Charter (available on the Investor Relations website). It is currently made up of six effective and independent members, one of whom is a Board member, all elected in accordance with the criteria established by the regulations of the National Monetary Council (“CMN”), the National Council for Private Insurance (“CNSP”), the Sarbanes-Oxley Act (“SOX”), and New York Stock Exchange (“NYSE”) rules, in the latter two cases as applicable to Foreign Private Issuers (“FPIs”). The Committee is a single body for the institutions authorized to operate by the Central Bank of Brazil (“BACEN”) and for the companies supervised by the Superintendence of Private Insurance (“SUSEP”) that are part of the Itaú Unibanco financial conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (“Conglomerate”). As it concerns its operations, the Committee complies with the applicable requirements of CMN, CNSP, the Brazilian Securities and Exchange Commission (“CVM”), BACEN, and SUSEP regulations, as well as those applicable to FPIs and the duties included in the Conglomerate’s internal regulations and policies. The Committee is responsible, prior to the disclosure of the financial statements, for overseeing the internal control and risk management processes and the activities of the Internal Audit (“IA”) and the Conglomerate’s independent auditing firms. Management is responsible for the preparation of the Conglomerate’s financial statements and for establishing the procedures required to ensure the quality of the processes that originate the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, overseeing corporate internal controls, and ensuring compliance with legal and regulatory rules. The Internal Audit’s mission is to ascertain the quality of and compliance with internal control, risk, and capital management systems, as well as compliance with defined policies and procedures, including those adopted in the preparation of accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (“PwC”) is responsible for the independent audit of the parent company’s and consolidated financial statements of Itaú Unibanco Holding S.A., and must attest whether these statements present fairly, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of its operations, in accordance with the accounting practices adopted in Brazil and the international accounting standards issued by the International Accounting Standards Board (“IASB”). PwC is also responsible for auditing the financial statements of the Prudential Conglomerate. These auditors must additionally issue an annual opinion on the quality and effectiveness of the internal controls related to financial reporting, in accordance with the Securities and Exchange Commission (“SEC”) rules. Ernst & Young Auditores Independentes (“EY”) is responsible for the audit of the financial statements of the Conglomerate group companies and the companies supervised by SUSEP (Insurance, Pension Plan, Premium Bonds, and Insurance Brokers), all of which are prepared in accordance with Brazilian accounting practices. During the period, no significant disagreements were identified between Management, the Independent Auditors, and the Audit Committee regarding the financial statements. Activities of the Committee The annual planning of the Committee is prepared at the end of the year prior to the current one, taking into account the main products and processes related to the Conglomerate’s business and support areas, as well as their potential impacts on the financial statements and on the internal control and risk management systems, and it is reviewed periodically as the Committee’s activities progress. 156

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. NIRE. 35300010230 A Publicly-Held Company CNPJ. 60.872.504/0001-23 SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND HALF OF 2025 The Committee’s oversight process is based on information received from Management; presentations made by various business unit directors in Brazil and abroad and by support areas; and the results of work performed by the Independent Auditors, Internal Auditors, and those responsible for risk and capital management, internal controls, operational risk, and compliance. As part of its duties, the Committee approved the IA work plan for 2026 and conducted an evaluation, for the 2025 period, of the services performed by the IA, the Compliance & Operational Risk Office (“DCOR”), the Anti-Money Laundering Office (“DPLD”), and the Financial Crimes Prevention Office (“DPCF”). It also submitted quarterly reports on the Committee’s activities to the Board; maintained periodic meetings with the Co-Chairpersons of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. to present its recommendations on the internal control systems, compliance policy, risk and capital management structures, and other subjects within its scope. The Committee additionally held quarterly meetings with the members of the Fiscal Council; reviewed certain corporate policies; and held semiannual meetings with supervisors from BACEN’s Banking Supervision Department (“DESUP”) and Conduct Supervision Department (“DECON”), to discuss regulators’ concerns and the main issues monitored by the Committee. The Committee issued recommendations to Management and to Internal Audit on key topics related to its activities. These recommendations, once discussed, were accepted and their implementation was monitored by the Committee. The Committee was informed by the Fraud Prevention Office (“FPF”) that no incidents of errors or fraud committed by members of the Board, statutory committees, the executive board, employees, or third parties were identified that met the materiality criteria defined in internal policy. Neither the Committee became aware of any incidents of fraud or non-compliance with legal or regulatory rules, nor of any errors in internal controls, accounting, or auditing that could jeopardize the Conglomerate’s continuity. To carry out the activities and procedures described above, the Committee held a total of 133 meetings over 32 days in the period from August 18, 2025 to January 27, 2026, with the attendance of Independent Auditors, Internal Auditors, managers responsible for corporate risks and Corporate Compliance, and executives from the Conglomerate’s administrative, financial, information technology, and business areas. In these meetings, held primarily on a quarterly and semiannual basis with various business and risk areas of the Conglomerate, relevant aspects were discussed relating to the quality and effectiveness of internal controls, risk management, business management, capital/market/liquidity risk, risk appetite monitoring, operational risk, legal contingencies, credit risk, model risk, information security/cybersecurity, fraud prevention, anti-money laundering, compliance, the performance of the Ombudsman’s office, socio- environmental and climate risks, as well as regulatory and technological matters. Noteworthy activities included monitoring strategic projects (IRB applications and the Organizational Resilience Program), regulatory initiatives (tax reform), the use of artificial intelligence, and audit activities, as well as participation in governance forums. In the same period, 11 meetings were held with the exclusive participation of Committee members, aimed at addressing matters such as work planning, handling emerging issues, preparation of reports required by regulators, review and approval of corporate policies, discussion of relevant topics, and other administrative activities. 157

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. NIRE. 35300010230 A Publicly-Held Company CNPJ. 60.872.504/0001-23 SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND HALF OF 2025 Conclusions Having duly considered its responsibilities and the natural limitations inherent to the scope of its activities, and based on the activities carried out in the period, the Committee has concluded that for the year and six-month period ended December 31, 2025: • the internal control systems, the compliance policy, and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite, and compliance with the applicable regulations has been monitored, with evidence of the deficiencies detected and the actions adopted to remediate them; • the coverage and quality of the Internal Audit’s work are satisfactory, including the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of the deficiencies detected, and it operates with appropriate independence; • the significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including compliance with the rules issued by the CMN and BACEN, as well as with the international accounting standards issued by the IASB; and • the information provided by PwC is adequate, including as regards the verification of compliance with legal and regulatory provisions and internal regulations and codes, with evidence of deficiencies detected, on which the Committee bases its recommendation on the financial statements, and no situation has been identified that could impair the objectivity or independence of the Independent Auditor. Based on the work and assessments conducted, and considering the context and the limitations of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the half-year and year ended December 31, 2025. São Paulo, February 4, 2026. Itaú Unibanco Holding’s Audit Committee Maria Helena dos Santos Fernandes de Santana – President Alexandre de Barros Fernando Barçante Tostes Malta Luciana Pires Dias Maria Elena Cardoso Figueira – Financial Expert Rogério Carvalho Braga 158

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 (A free translation of the original in Portuguese) Parent company and consolidated financial statements at December 31, 2025 and independent auditor's report 159

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 (A free translation of the original in Portuguese) Independent auditor's report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ("Bank"), which comprise the balance sheet as at December 31, 2025 and the statements of income, comprehensive income, changes in equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of the Bank and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2025 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year and six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements referred to above were prepared, in all material respects, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the parent company and consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis of matter - Comparative figures We draw attention to Note 2(a) to the parent company consolidated financial statements, which describes that these statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, which consider the exemption from presenting comparative figures in the financial statements for the year ended December 31, 2025, as provided for in Resolution No. 4,966 of the National Monetary Council and in Resolution No. 352 of the Brazilian Central Bank. Our opinion is not qualified in respect of this matter. 160

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Itaú Unibanco Holding S.A. 3 Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year and six month period. These matters were addressed in the context of our audit of the parent company and consolidated condensed financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Why it is a Key Audit Matter How the matter was addressed in the audit Initial adoption of CMN Resolution No. 4,966/21 - Provision for Expected Credit Loss (Notes 2(b)I, 2(c)IV. III and 8) On January 1st, 2025, Itaú Unibanco Holding S.A. adopted CMN Resolution No. 4,966/21 ("Resolution"), which amends the accounting criteria applicable to financial instruments on a prospective basis. The adoption of this new accounting standard brought significant changes to the Bank and its subsidiaries, the main one being the change in the criteria for recognizing and measuring the provision for expected credit loss. The provision for expected loss was defined as a key audit matter, since its measurement involves management's judgment in evaluating forward- looking information and criteria for determining a significant increase or decrease in credit risk, among other aspects. We understood the process developed by management for recognizing and measuring the provision for expected credit loss in accordance with CMN Resolution No. 4,966/21, and performed certain audit procedures, with the assistance of our specialists, related to compliance with the requirements of the aforementioned standard. Regarding the methodology of the provision for expected loss, we applied certain audit procedures, substantially related to: (i) analyzing management's accounting policies in comparison with the requirements of the Resolution; (ii) understanding and testing of controls related to the measurement of the provision, which consider databases, models, assumptions, and judgments adopted by management; (iii) testing the models, including their approval process and validating the assumptions used to determine loss and recovery estimates. Additionally, we performed tests on management's documentation related to guarantees, credit renegotiations, counterparty risk assessment, delays, and other aspects that may result in a significant increase in credit risk, as well as the allocation of transactions to their respective Matters Why it is a Key Audit Matter How the matter was addressed 161

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Itaú Unibanco Holding S.A. 4 Why it is a Key Audit Matter How the matter was addressed in the audit stages in accordance with the Resolution's requirements; (iv) testing of data inputs to the models and, when available, comparing certain data and assumptions with market information; and (v) analyzing management's disclosures in the financial statements in compliance with the Resolution's requirements. We consider that the criteria and judgments adopted by management in determining and recording the provision for expected loss, as disclosed in the notes, are consistent with the information analyzed in our audit. Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2(c) IV.III and 17) The fair value measurement of financial instruments with low liquidity and/or without an active market involves subjectivity, since it depends on valuation techniques that are based on internal models that include Management's assumptions for their valuation. In addition, obtaining market data can be complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates. Our audit procedures consider, among others: Tests of the design and the effectiveness of the main controls established for the valuation of these financial instruments, as well as the approval of models and required disclosures. With the support of our specialists, we analyzed the main methodologies used for valuing these financial instruments and the significant assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We perform, on a sample basis, recalculation of the valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about valuation practices commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We consider that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments are consistent with the information disclosed in the notes of the financial statements. 162

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Itaú Unibanco Holding S.A. 5 Why it is a Key Audit Matter How the matter was addressed in the audit Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their parent company and consolidated financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long- term investments have been made in the information technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. As part of our audit procedures, with the support of our specialists, we updated our assessment on the information technology environment, including the automated controls of the application systems that are significant for the preparation of the parent company and consolidated financial statements. Additionally, we performed procedures that involved a combination of tests of the design and effectiveness of the relevant controls, as well as tests related to information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2(c) XII and 11) The Bank and its subsidiaries record and/or disclose provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above; in determining and establishing the provision and the required We confirmed our understanding and tested the design, and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and 163

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Itaú Unibanco Holding S.A. 6 Why it is a Key Audit Matter How the matter was addressed in the audit disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus. recording the provision for judicial and administrative proceedings disclosed in the financial statements are consistent with the information analyzed in our audit. Other matters - Supplementary information as of January 1st, 2025 As presented in Notes 2 (a) and (b) to these parent company and consolidated financial statements, unaudited supplementary information as of January 1st, 2025 was included in the consolidated balance sheet and in the parent company and consolidated statement of changes in equity. Other matters - Statements of Value Added The parent company and consolidated Statements of Value Added for the six-month period and year ended on December 31, 2025, prepared under the responsibility of the Bank's management and presented as supplementary information, were submitted to audit procedures performed in conjunction with the audit of the Bank's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor's report The Institution's management is responsible for the other information that comprises the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report and the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. 164

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Itaú Unibanco Holding S.A. 7 Responsibilities of management and those charged with governance for the parent company and consolidated financial statements The Bank's Management is responsible for the preparation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's financial reporting process. Auditor's responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Institution and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. 165

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Itaú Unibanco Holding S.A. 8 Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Institution and its subsidiaries, as a whole, to cease to continue as a going concern. Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and six-month period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6 166

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2025, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), February 04, 2026. GILBERTO FRUSSA President EDUARDO HIROYUKI MIYAKI MARCELO MAIA TAVARES DE ARAUJO Member Member 167

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2025 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of December 31, 2025. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; c) they have reviewed, discussed and agree with the Company’s financial statements and d) are responsible for establishing and maintaining the appropriate internal control structure and evaluating the effectiveness of these structures for the preparation of financial statements. The statements referred to were disclosed on February 04, 2026, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Summary of The Audit Committee Report; . Report of Independent Auditors; . Opinion of the Fiscal Council. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 168